UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

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Assured Guaranty Ltd.

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2025

Annual Meeting of Shareholders and Proxy Statement










ASSURED GUARANTY®

A STRONGER BOND



ASSURED GUARANTY®

March 19, 2025

DEAR SHAREHOLDERS:

It is with great pleasure that we invite you to our 2025 Annual General Meeting of shareholders on Friday, May 2, 2025, at 6 Bevis Marks in London. Whether or not you plan to attend the meeting, please vote your shares; your vote is important to us.

We enjoyed very strong performance in 2024. Our share price rose over 20% from $74.83 at the end of 2023 to $90.01 at the end of 2024, the first time in our history we ended the year above $90.00 and the second year in a row in which our share price rose by at least 20%. In fact, our five-year and three-year total shareholder returns*, which we refer to as our TSR, exceeded all three indices to which we compare ourselves. We continued to build shareholder value, growing our shareholders' equity attributable to Assured Guaranty Ltd. per share, adjusted operating shareholders' equity per share** and adjusted book value per share** to new highs of $108.80, $114.75 and $170.12, respectively. Our U.S. GAAP net income attributable to Assured Guaranty Ltd. per share of $6.87 and our adjusted operating income per share** of $7.10 were the third and second highest, respectively, in our history.

We are proud that in 2024 we achieved gross written premiums, which we refer to as GWP, of $440 million, and new business production in the insurance segment, a non-GAAP financial measure we refer to as PVP**, of $402 million. In our primary market, U.S. public finance, we produced $259 million of GWP and $270 million of PVP in 2024. This was 23% more GWP and 27% more PVP than we produced in this market in 2023, and our highest GWP and PVP in this market in four years. We insured 4.8% of all new municipal bond issues by par, outperforming our 10-year average par penetration rate of 4.2%. During the year, we insured 48 U.S. municipal transactions with more than $100 million of par (for only the second time since 2009) and six U.S. municipal transactions with over $500 million of par. We believe the number of large transactions we insure is a good barometer of demand for our insurance product in the institutional market.

We repurchased 11% of our common shares outstanding at December 31, 2023, while exceeding our 2024 target of repurchasing $500 million of our shares, further managing our excess capital. In total, we returned approximately $570 million to our shareholders in 2024 – $502 million by repurchasing 6.2 million of our shares and $68 million through dividends.

We further rationalized our capital structure in 2024 by combining our two U.S. insurance companies into one larger U.S. insurance company, Assured Guaranty Inc., allowing us to make more efficient use of the capital in our U.S. insurance operations. We were permitted to pay $400 million of "special dividends" from our insurance companies to our holding companies in connection with the rationalization of our capital structure, which, when combined with our normal operations, allowed us to release $897 million from our insurance operating companies to our holding companies in 2024, 50% more than our average over the previous nine years (2015-2023) and 47% more than in 2023.

We provide further detail about our accomplishments and plans for the future in the Letter to Shareholders accompanying our 2024 Annual Report. We encourage you to review that letter and our 2024 Annual Report, as well as the Proxy Statement that follows this letter.

Sincerely,

Francisco L. Borges
Chair of the Board of Directors

Dominic J. Frederico
President and Chief Executive Officer

---

* Point-to-point measurement based on end-to-end share prices and including the impact of dividends.

** Adjusted operating shareholder's equity per share, adjusted book value per share, adjusted operating income and PVP are non-GAAP financial measures. An explanation of these measures, which are considered when setting executive compensation, and a reconciliation to the most comparable U.S. GAAP measures, may be found on pages 89 and 91 to 95 of our Annual Report on Form 10-K for the year ended December 31, 2024. In addition, please refer to the section entitled "Forward Looking Statements" following the cover of that Annual Report on Form 10-K.



Assured Guaranty Ltd.
30 Woodbourne Avenue
Hamilton HM 08, Bermuda

NOTICE OF ANNUAL GENERAL MEETING

TO THE SHAREHOLDERS OF ASSURED GUARANTY LTD.:

MEETING DETAILS

The Annual General Meeting of Assured Guaranty Ltd., which we refer to as AGL, will be held:



When
Friday, May 2, 2025
9:30 a.m. London time

Where
6 Bevis Marks, London,
EC3A 7BA, United Kingdom



Record Date
March 7, 2025

The Annual General Meeting is being held for the following purposes:

1	Elect AGL's Board of Directors;
2	Approve, on an advisory basis, the compensation paid to AGL's named executive officers;
3	Appoint PricewaterhouseCoopers LLP as AGL's independent auditor for the fiscal year ending December 31, 2025, and authorize the Board of Directors, acting through its Audit Committee, to set the fees for the independent auditor; and
4	Direct AGL to vote for the directors and the appointment of the independent auditor of AGL's subsidiary Assured Guaranty Re Ltd.

We will also transact any other business that may lawfully come before the meeting.

Only shareholders of record at the close of business on March 7, 2025, as shown by the transfer books of AGL, are entitled to notice of, and to vote at, the Annual General Meeting. Shareholders of record are being mailed a Notice Regarding the Availability of Proxy Materials on or around March 19, 2025, which provides them with instructions on how to access the proxy materials and our 2024 Annual Report on the internet, and if they prefer, how to request paper copies of these materials.

In the event we postpone or change the date, time or location of our Annual General Meeting, we will post the revised meeting information on our website at www.assuredguaranty.com/annualmeeting as soon as possible after changing the date, time and place for the postponed meeting. We will also promptly issue a press release that will be available on our website at www.assuredguaranty.com/annual meeting and will be filed with the Securities and Exchange Commission (which we refer to as the SEC) as definitive additional proxy material. Therefore, prior to and on the date of the Annual General Meeting, please visit our website or the SEC's website (www.sec.gov) to determine if there has been any change to the date, time or location of our Annual General Meeting. If you wish to receive a physical copy of any such press release, please contact our Secretary at generalcounsel@agltd.com or (441) 279-5725.

Whether or not you plan to attend the Annual General Meeting in person or by proxy, and regardless of the number of shares you own, please vote as promptly as possible via the internet or by telephone. Alternatively, if you have requested written proxy materials, please sign, date and return the proxy card in the return envelope provided as promptly as possible. If you later desire to revoke your proxy for any reason, you may do so in the manner described in the attached proxy statement. For further information concerning the individuals nominated as directors, the proposals being voted upon, use of the proxy, and other related matters, you are encouraged to read the attached proxy statement.

PLEASE REFER TO THE "PROXY STATEMENT SUMMARY" ON PAGE 1 OF THE ATTACHED PROXY STATEMENT FOR ADDITIONAL INFORMATION ON HOW TO VOTE YOUR SHARES.

By Order of the Board of Directors,

Ling Chow
Secretary

TABLE OF CONTENTS

PROXY STATEMENT SUMMARY

Assured Guaranty Ltd. March 19, 2025

This summary highlights information contained elsewhere in this proxy statement and does not contain all of the information that you should consider before voting. For more complete information about the following topics, please review the complete proxy statement and the Annual Report on Form 10-K of Assured Guaranty Ltd. (which we refer to as AGL, we, us or our; we use Assured Guaranty, our Company or the Company to refer to AGL together with its subsidiaries).

We intend to begin distribution of the Notice Regarding the Availability of Proxy Materials and make available this proxy statement and form of proxy card to shareholders on or about March 19, 2025. We will also lay before the Annual General Meeting of Shareholders, which we refer to as our Annual General Meeting, our audited financial statements for the year ended December 31, 2024, as approved by our Board of Directors, pursuant to the provisions of the Companies Act 1981 of Bermuda, as amended (which we refer to as the Companies Act), and our First Amended and Restated Bye-Laws (which we refer to as the Bye-Laws).

ANNUAL GENERAL MEETING OF SHAREHOLDERS



When

Friday, May 2, 2025
9:30 a.m. London time



Where

6 Bevis Marks, London,
EC3A 7BA, United Kingdom



Record Date

March 7, 2025

Voting

Shareholders as of close of business on the record date are entitled to vote. Each Common Share is entitled to one vote for each director nominee and one vote for each of the proposals to be voted on. Registered shareholders who hold our shares directly may vote up until 12:00 Noon Eastern Daylight Time on May 1, 2025. Beneficial owners must submit their voting instructions so that their brokers will be able to vote by 11:59 p.m. Eastern Daylight Time on April 30, 2025. Employee shareholders who participate in the Assured Guaranty Ltd. Employee Stock Purchase Plan may vote up until 11:59 p.m. Eastern Daylight Time on April 29, 2025. In spite of those deadlines, holders who attend the Annual General Meeting will be able to vote in person.

VOTING MATTERS

Agenda Item	Board Vote Recommendation	Page Reference (for more detail)
Proposal No.1: Election of AGL's directors	For each director nominee	Page 20
Proposal No. 2: Approval, on an advisory basis, of the compensation paid to AGL's named executive officers	For	Page 83
Proposal No. 3: Appointment of PricewaterhouseCoopers as AGL's independent auditor for 2025 and authorization of the Board of Directors, acting through its Audit Committee, to set the fees for the independent auditor	For	Page 84
Proposal No. 4: Direction of AGL to vote for the directors and the appointment of the independent auditor of AGL's subsidiary, Assured Guaranty Re Ltd.	For each director nominee and for the independent auditor	Page 88

We will also transact any other business that may lawfully come before the meeting.

This proxy statement makes a number of references to our website. The information contained on, or that may be accessed through, our website is not incorporated by reference into, and is not a part of, this proxy statement.

SUMMARY DIRECTOR INFORMATION

The following table provides summary information about each director nominee, including their current committee assignments. Each director nominee will be elected for a one-year term by a majority of votes cast.

NOMINEE	AGE	DIRECTOR SINCE	PRINCIPAL OCCUPATION	COMMITTEES						
				A	C	ES	F	NG	RO	E
Mark C. Batten*	68	2024	Former Partner of PricewaterhouseCoopers LLP	✓			✓		✓	
Francisco L. Borges*	73	2007	Former Partner, Ares Management Corporation					★		★
Dominic J. Frederico	72	2004	President and Chief Executive Officer, Assured Guaranty Ltd.							✓
Bonnie L. Howard*	71	2012	Former Chief Auditor and Global Head of Control and Emerging Risk, Citigroup Inc.	★	✓		✓			✓
Thomas W. Jones*	75	2015	Former Founder and Senior Partner of TWJ Capital LLC	✓	★		✓			
Alan J. Kreczko*	73	2015	Former Executive Vice President and General Counsel of The Hartford Insurance Group, Inc.			★		✓	✓	
Yukiko Omura*	69	2014	Former Executive Vice President and Chief Executive Officer of the Multilateral Investment Guarantee Agency of the World Bank Group		✓	✓	★			✓
Lorin P.T. Radtke*	56	2021	Co-founder and Partner, M Seven 8 LLC			✓	✓		★	
Courtney C. Shea*	64	2021	Former Managing Member, Columbia Capital Management, LLC	✓			✓		✓	
Antonio Ursano, Jr.	60	New	Managing Partner and Founder, Insurance Advisory Partners LLC							
			2024 Meetings Held	4	5	4	4	4	4	0

★ : Chair; ✓ : Member

A: Audit; C: Compensation; ES: Environmental and Social Responsibility; F: Finance; NG: Nominating and Governance; RO: Risk Oversight; E: Executive.

* Denotes independent directors pursuant to the New York Stock Exchange listing rules and our Corporate Governance Guidelines.

CORPORATE GOVERNANCE

OVERVIEW

THE BOARD OF DIRECTORS

Our Board of Directors is committed to strong corporate governance practices.

- Our Board and management regularly review the rules of the SEC and the New York Stock Exchange (which we refer to as the NYSE) listing standards as well as industry best practices regarding corporate governance policies and processes.

- We have adopted Corporate Governance Guidelines covering issues such as director qualification standards (including independence), director responsibilities, Board self-evaluations, and executive sessions of our Board.

- As discussed in further detail below, the Board annually reviews the skills, attributes and qualifications of each of the Board members against our Categorical Standards for Director Independence, which are contained within our Corporate Governance Guidelines.

- We have adopted a Global Code of Ethics for our employees and directors and charters for each Board committee.

The full text of our Corporate Governance Guidelines, our Global Code of Ethics and each Board committee charter, are available on our website at www.assuredguaranty.com/governance. In addition, you may request copies of the Corporate Governance Guidelines, the Global Code of Ethics and the committee charters by contacting our Secretary via:

Telephone	(441) 279-5725
Facsimile	(441) 279-5717
e-mail	*generalcounsel@agltd.com*

MEETINGS OF THE BOARD

Our Board of Directors oversees our business and monitors the performance of management. The directors keep themselves up-to-date on our Company by discussing matters with Mr. Frederico, who is our CEO, other key executives and our principal external advisors, such as outside auditors, outside legal counsel, investment bankers and other consultants, by reading the reports and other materials that we send them regularly and by participating in Board and committee meetings.

Our Board usually meets four times per year in regularly scheduled meetings, but will meet more often if necessary. During 2024, our Board met four times. All of our current directors attended at least 75% of the aggregate number of meetings of our Board and committees of our Board of which they were a member held while they were in office during the year ended December 31, 2024. All but one of our directors then in office attended the Annual General Meeting that was held on May 2, 2024.

DIRECTOR INDEPENDENCE

In February 2025, our Board determined that, other than Mr. Frederico and director nominee Antonio Ursano, Jr., all of our directors are independent under the listing standards of the NYSE. These independent directors constitute substantially more than a majority of our Board. In making its determination of independence, our Board applied its Categorical Standards for Director Independence and determined that no other material relationships existed between our Company and these directors (with the Board acknowledging Mr. Batten's service as non-executive chair of AGL's U.K. insurance subsidiary, Assured Guaranty UK Limited, and a member of its remuneration and nomination committee). A copy of our Categorical Standards for Director Independence is available as part of our Corporate Governance Guidelines, which are available on our website at www.assuredguaranty.com/governance. In addition, as part of the independence determination, our Board monitors the independence of Audit, Compensation, and Nominating and Governance Committee members under rules of the SEC and NYSE listing standards that are applicable to members of such committees.

As part of its independence determinations, our Board considered the other directorships held by the independent directors and determined that none of those directorships constituted a material relationship that would create a conflict of interest with our Company or their duties as a director.

DIRECTOR EXECUTIVE SESSIONS

The non-executive directors meet at regularly scheduled executive sessions without the participation of management. The Chair of our Board is the presiding director for executive sessions of non-executive directors.

OTHER CORPORATE GOVERNANCE HIGHLIGHTS

- Our Board has a substantial majority of independent directors.

- All members of the Audit, Compensation, Nominating and Governance, Finance, Environmental and Social Responsibility, and Risk Oversight Committees are independent directors.

- Our Audit Committee recommends to our Board, which recommends to our shareholders, the annual appointment of our independent auditor. Each year our shareholders are asked to authorize our Board, acting through its Audit Committee, to determine the compensation of, and the scope of services performed by, our independent auditor. The Audit Committee also has the authority to retain outside advisors.

- No member of our Audit Committee simultaneously serves on the audit committee of more than one other public company.

- Our Compensation Committee has engaged a compensation consultant, Frederic W. Cook & Co., which we refer to as FW Cook, to assist it in evaluating the compensation of our CEO, based on corporate goals and objectives and, with the other independent directors, setting his compensation based on this evaluation. FW Cook has also assisted us in designing our executive compensation program. Our Compensation Committee has conducted an assessment of FW Cook's independence and has determined that FW Cook does not have any conflict of interest. Our Nominating and Governance Committee also engages FW Cook to assist it in evaluating the compensation of our non-executive directors.

- Our Executive Committee is tasked with exercising certain authority of our Board in the management of company affairs between regularly scheduled meetings of our Board when it is determined that a specified matter should not be postponed to the next scheduled meeting of our Board. Our Executive Committee did not meet in 2024.

- We have adopted a Global Code of Ethics that sets forth basic principles to guide our day-to-day activities. The Global Code of Ethics addresses, among other things, conflicts of interest, gifts and entertainment, outside business activities, confidentiality, competition and anti-trust compliance, political and charitable contributions, compliance with laws and regulations, including with respect to insider trading, money laundering and sanctions, and reporting illegal or unethical behavior. The full text of our Global Code of Ethics is available on our website at www.assuredguaranty.com/governance.

- In addition to AGL's quarterly Board meetings, our Board has an annual business review meeting to assess specific areas of our Company's operations and to learn about general trends affecting the financial guaranty and asset management industries. We also provide our directors with the opportunity to attend continuing education programs.

- Our Environmental and Social Responsibility Committee focuses on environmental risks, particularly climate change related risks, and aspects of human capital management, such as diversity and inclusion, training and development, and employee engagement.

- We adopted a Policy on Climate Risk Management and Environmental Stewardship, a Climate Statement, a Diversity and Inclusion Policy, and a Human Rights Statement; these policies and statements articulate our approach to environmental stewardship and social responsibility and guide our initiatives. Our Board reviews them annually and current versions are available on our website at www.assuredguaranty.com/governance.

HOW ARE DIRECTORS NOMINATED?

In accordance with its charter, our Nominating and Governance Committee identifies potential director nominees from various sources. Our Nominating and Governance Committee:

1	2	3
Reviews the qualifications of potential nominees to determine whether they might be good candidates for Board of Directors membership.	Reviews the potential nominees' judgment, experience, independence, understanding of our business or other related industries and such other factors as it determines are relevant in light of the needs of our Board of Directors and our Company.	Selects qualified candidates and reviews its recommendations with our Board of Directors, which will decide whether to nominate the person for election to our Board of Directors at an Annual General Meeting. Between Annual General Meetings, our Board, upon the recommendation of our Nominating and Governance Committee, can fill vacancies on our Board by appointing a director to serve until the next Annual General Meeting.

Our Nominating and Governance Committee has the authority to retain search firms to be used to identify director candidates and to approve the search firm's fees and other retention terms. Our Nominating and Governance Committee may also retain other advisors.

Our Board believes that having a diversified composition is an important consideration and is critical to its ability to perform its duties and various roles. Accordingly, in recommending nominees, our Board considers a wide range of individual skills, experience, knowledge, background and perspectives.

Our Corporate Governance Guidelines require our Nominating and Governance Committee to review annually the skills and attributes of Board members within the context of the current make-up of the full Board. The guidelines also provide that Board members should have individual backgrounds that, when combined, provide a portfolio of experience and knowledge that will serve our governance and strategic needs. Our Nominating and Governance Committee will consider Board candidates on the basis of a range of criteria, including broad-based business knowledge and contacts, and skills in risk and management oversight, prominence and sound reputation in their fields as well as having a global business perspective and commitment to good corporate citizenship. Our Corporate Governance Guidelines specify that directors should represent all shareholders and not any special interest group or constituency. The guidelines additionally specify that directors should be able and prepared to provide wise and thoughtful counsel to top management on the full range of potential issues facing us. Directors must possess the highest personal and professional integrity. Directors must have the time necessary to fully meet their duty of due care to the shareholders and be willing to commit to service over the long term.

Our Nominating and Governance Committee annually reviews its own performance. In connection with such evaluation, our Nominating and Governance Committee assesses whether it effectively nominates candidates for director in accordance with the above described standards specified by the Corporate Governance Guidelines.

Our Board is currently composed of individuals from different disciplines, including accountants, lawyers, and individuals who have industry, finance, executive and international experience, and is composed of both men and women of different races and ethnicities, and citizens of various countries. See each nominee's biography appearing later in this proxy statement for a description of the specific experience that each such individual brings to our Board.

Our Nominating and Governance Committee will consider a shareholder's recommendation for director but has no obligation to recommend such candidate for nomination by our Board of Directors. Assuming that appropriate biographical and background material is provided for candidates recommended by shareholders, our Nominating and Governance Committee will evaluate those candidates by following substantially the same process and applying substantially the same criteria as for candidates recommended by other sources. If a shareholder has a suggestion for a candidate for election, the shareholder should send it to: Secretary, Assured Guaranty Ltd., 30 Woodbourne Avenue, Hamilton HM 08, Bermuda. No person recommended by a shareholder will become a nominee for director and be included in a proxy statement unless our Nominating and Governance Committee recommends, and our Board approves, such person.

If a shareholder desires to nominate a person for election as director at an Annual General Meeting, that shareholder must comply with Article 14 of AGL's Bye-Laws, which requires notice no later than 90 days prior to the anniversary date of the immediately preceding Annual General Meeting. This time period has passed with respect to the 2025 Annual General Meeting. With respect to the 2026 Annual General Meeting, AGL must receive such written notice on or prior to February 1, 2026. Such notice must describe the nomination in sufficient detail to be summarized on the agenda for the meeting and must set forth:

- the shareholder's name as it appears in AGL's books

- a representation that the shareholder is a record holder of AGL's Common Shares and intends to appear in person or by proxy at the meeting to present such proposal

- the class and number of Common Shares beneficially owned by the shareholder

- the name and address of any person to be nominated

- a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons, naming such other person or persons, pursuant to which the nomination or nominations are to be made by the shareholder

- such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the SEC's proxy regulations

- the consent of each nominee to serve as a director of AGL, if so elected

COMMITTEES OF THE BOARD

Our Board of Directors has established an Audit Committee, a Compensation Committee, an Environmental and Social Responsibility Committee, a Finance Committee, a Nominating and Governance Committee, a Risk Oversight Committee and an Executive Committee. All of our Board committees other than our Executive Committee are composed entirely of directors who are independent of our Company and management, as defined by the NYSE listing standards and as applied by our Board.

The Audit Committee	Chair: Bonnie L. Howard / 4 meetings during 2024
Other Audit Committee members: Mark C. Batten, Thomas W. Jones, Courtney C. Shea	

Our Audit Committee provides oversight of the integrity of our Company's financial statements and financial reporting process, our compliance with legal and regulatory requirements and ethics programs as established by management, the system of internal controls, the audit process, the performance of our internal audit program and the performance, qualification and independence of the independent auditor. Our Audit Committee is also responsible for the oversight of Company risks related to (i) financial reporting, accounting policies and reserving, (ii) legal, regulatory and compliance matters, (iii) cybersecurity risks related to our financial systems (as part of its oversight of the management of such risks, in coordination with our Risk Oversight Committee's supervision of our Company's information technology, which we refer to as IT, and security risk management programs), (iv) workouts, emerging events, and counterparties, and (v) business continuity planning.

Our Board has determined that each member of the Audit Committee satisfies the financial literacy requirements of the NYSE and is an audit committee expert as defined under Item 407(d) of the SEC's Regulation S-K. For additional information about the qualifications of our Audit Committee members, see their respective biographies set forth in "Proposal No. 1: Election of Directors."

The Compensation Committee	Chair: Thomas W. Jones / 5 meetings during 2024
Other Compensation Committee members: Bonnie L. Howard, Yukiko Omura	

Our Compensation Committee is responsible for evaluating the performance of our CEO, each of our other executive officers, and our other senior managers reporting directly to our CEO, all of whom together we refer to as our senior leadership team, and determining executive compensation in conjunction with the independent directors. Our Compensation Committee also works with our Nominating and Governance Committee and our CEO on succession planning. Our Compensation Committee is responsible for the oversight of Company risks related to people, succession planning and compensation.

Our Compensation Committee's meetings included discussions with FW Cook to review executive compensation trends and comparison group compensation data and to evaluate the risk of our executive compensation program.

The Environmental and Social Responsibility Committee	Chair: Alan J. Kreczko / 4 meetings during 2024
Other Environmental and Social Responsibility Committee members: Yukiko Omura, Lorin P.T. Radtke	

Our Environmental and Social Responsibility Committee provides oversight and review of our Company's significant strategies, policies and practices regarding environmental and social responsibility issues. Our Environmental and Social Responsibility Committee focuses on four principal subject areas: (i) environmental risks, including climate change related risks, opportunities, and stewardship; (ii) corporate social responsibility, including community engagement and corporate philanthropy; (iii) aspects of human capital management, including diversity and inclusion, training and development, and employee engagement; and (iv) related stakeholder engagement.

The Finance Committee	Chair: Yukiko Omura / 4 meetings during 2024
Other Finance Committee members: Mark C. Batten, Lorin P.T. Radtke, Courtney C. Shea	

Our Finance Committee oversees management's investment of our Company's investment portfolio, including in alternative investments, and is responsible for oversight of Company risks related to capital, liquidity, investments, financial market conditions, foreign currency, and rating agencies. Our Finance Committee also oversees, and makes recommendations to our Board with respect to, our capital structure, dividends, financing arrangements, investment guidelines, potential alternative investments and any corporate development activities.

The Nominating and Governance Committee	Chair: Francisco L. Borges / 4 meetings during 2024
Other Nominating and Governance Committee members: Bonnie L. Howard, Thomas W. Jones, Alan J. Kreczko	

Our Nominating and Governance Committee works with our Compensation Committee on succession planning.The committee's responsibilities also include identifying individuals qualified to become Board members, recommending director nominees to our Board and developing and recommending corporate governance guidelines, as well as the oversight of Company risks related to board qualification, corporate structure, governance, regulatory compliance and people. Our Nominating and Governance Committee also has responsibility to review and make recommendations to the full Board regarding director compensation. In addition to general corporate governance matters, our Nominating and Governance Committee assists our Board and our Board committees in their self-evaluations.

The Risk Oversight Committee	Chair: Lorin P.T. Radtke / 4 meetings during 2024
Other Risk Oversight Committee members: Mark C. Batten, Alan J. Kreczko, Courtney C. Shea	

Our Risk Oversight Committee oversees management's establishment and implementation of standards, controls, limits, guidelines and policies relating to risk appetite, risk assessment and enterprise risk management. Our Risk Oversight Committee focuses on the underwriting, surveillance and workout of credit risks as well as the assessment, management and oversight of other Company enterprise risks across our insurance and asset management segments and corporate division, including, but not limited to, financial, legal, operational (including IT, cybersecurity, data privacy, and outsourcing and vendor management) and other risks concerning our Company's governance, reputation and ethical standards.

The Executive Committee	Chair: Francisco L. Borges / No meetings during 2024
Other Executive Committee members: Dominic J. Frederico, Bonnie L. Howard, Yukiko Omura	

Our Executive Committee was established to have, and to exercise, certain of the powers and authority of our Board in the management of the business and affairs of our Company between regularly scheduled meetings of our Board when, in the opinion of a quorum of the Executive Committee, a matter should not be postponed to the next scheduled meeting of our Board. Our Executive Committee's authority to act is limited by our Company's Bye-Laws, rules of the NYSE and applicable law and regulation and the Committee's charter.

HOW ARE DIRECTORS COMPENSATED?

Our non-executive directors receive a retainer of $265,000 for each annual term. We pay at least $145,000 of such retainer in restricted shares and the remaining $120,000 in cash. A director may elect to receive in restricted shares up to 100% of his or her retainer (plus the additional fees described below for chairing the Board or being a member or chair of a board committee).

The restricted shares vest on the day immediately prior to the next Annual General Meeting following the grant of the shares. However, if, prior to such vesting date, either (i) a change in control (as defined in the Assured Guaranty Ltd. 2024 Long-Term Incentive Plan) of Assured Guaranty Ltd. occurs before the director terminates service on our Board or (ii) the director terminates service on our Board as a result of such director's death or disability, then the restricted shares will vest on the date of such change in control or the date of the director's termination of service, whichever is applicable. Grants of restricted shares receive cash dividends and have voting rights; the cash dividends accrue during the vesting period and are paid upon vesting.

Our share ownership guidelines require that, before being permitted to dispose of any shares acquired as compensation from our Company, each non-executive director must own Common Shares with a market value of at least $600,000, which amount is five times the maximum cash portion of the annual director retainer (exclusive of committee fees). Once a director has reached the share ownership guideline, for so long as he or she serves on our Board, such director may not dispose of any Common Shares if such disposition would cause the director to be below the share ownership guideline. Common Shares that had been restricted but subsequently vested, in addition to purchased Common Shares, count toward the share ownership guideline. Mr. Batten, who joined our Board in February 2024, along with Mr. Radtke and Ms. Shea, who each joined our Board in May 2021, are accumulating Common Shares toward their ownership goals, while our other independent directors, who have served on our Board longer, meet their share ownership guidelines. Mr. Ursano, who is a new director nominee, has not been subject to our share ownership guidelines.

In addition to the retainer described above, for each annual term:

- The chair of our Board is entitled to a $225,000 fee, in recognition of the strategic role he plays and the time commitment involved;

- The chairs of our Audit Committee and Compensation Committee are each entitled to a $40,000 fee;

- The chairs of our Environmental and Social Responsibility Committee, Finance Committee, Nominating and Governance Committee, and Risk Oversight Committee are each entitled to a $30,000 fee; and

- The members (but not the chairs) of our Audit Committee, Compensation Committee, Environmental and Social Responsibility Committee, Finance Committee, Nominating and Governance Committee, and Risk Oversight Committee are each entitled to a $15,000 fee.

Neither the chair nor the members of our Executive Committee are entitled to any fees for serving on such committee.

The chair of our Board has elected to waive receiving any fees for serving as a member or chair of a board committee.

Our Company generally will not pay a fee for attending a Board or committee meeting, but the chair of our Board has discretion to pay attendance fees of $2,000 in cash for extraordinary or special meetings. There were no extraordinary or special meetings of our Board in 2024.

In 2023, our Nominating and Governance Committee engaged FW Cook to conduct a comprehensive review and assessment of our non-executive director compensation program. FW Cook reviews this program periodically. FW Cook evaluated our director compensation by comparing it against the compensation awarded to directors of companies in our executive compensation comparison group at the time of the review and broader market segment using data from FW Cook's 2022 Director Compensation Report, the most recent year for which such information was available. FW Cook found that the structure of our director compensation program was generally consistent with market and best practice design as recognized by the proxy advisory firms and investors, noting:

- the absence of meeting fees to simplify program administration and avoid the implication that there is additional pay for meeting attendance, which is an expected part of Board service

- the use of committee member fees to differentiate compensation among directors based on workload

- the payment of additional fees to our Board and committee leadership to recognize the additional responsibilities and time commitment associated with these roles

- the vesting of annual restricted share awards over a one-year period, which protects against the possibility of director entrenchment

- our limited benefits

- a meaningful and robust share ownership guideline

There have been no changes in our non-executive director compensation program since the 2019-2020 period except that, in 2023, based on a recommendation from FW Cook, and in recognition of the time commitments and responsibilities of the Board's committee chairs, the compensation of the chairs of our Audit Committee and our Compensation Committee was increased by $10,000 beginning with the 2023-2024 period, and the charitable match for directors increased to $25,000 per year from $15,000, consistent with the increase offered by our Company to all employees. The level of compensation for our non-executive directors for the 2024-2025 period did not change.

Our Nominating and Governance Committee believes the aggregate cost of our non-executive director compensation program is appropriate due to the complexity of our business model; the time our directors spend keeping themselves up-to-date on our Company by discussing matters with our CEO, other key executives and our principal external advisors, and by reading the reports and other materials that we send them regularly; and our directors' Board-related travel requirements.

DIRECTOR COMPENSATION

The following table sets forth our 2024 non-executive director compensation, including compensation for the directors' committee assignments as of such date.

Name	Fees Earned or Paid in Cash	Share Awards[1]	All Other Compensation[2]	Total
Mark C. Batten [3]	$247,500	$217,500	—	$465,000
Francisco L. Borges [4]	$345,000	$145,000	$27,504	$517,504
G. Lawrence Buhl [5]	—	—	$36,878	$36,878
Bonnie L. Howard	$190,000	$145,000	$34,656	$369,656
Thomas W. Jones	$190,000	$145,000	$39,059	$374,059
Patrick W. Kenny [6]	—	—	$27,504	$27,504
Alan J. Kreczko [7]	$180,000	$145,000	$32,609	$357,609
Simon W. Leathes [8]	—	—	$12,521	$12,521
Yukiko Omura	$180,000	$145,000	—	$325,000
Lorin P.T. Radtke	$180,000	$145,000	$27,504	$352,504
Courtney C. Shea	$165,000	$145,000	$27,504	$337,504

(1)   Represents grant date fair value, rounded to the nearest $1,000.

(2)   Other compensation consists of matching gift donations to eligible charities paid in 2024 or paid in early 2025 for donations made in 2024 (in 2024, our Company offered to match donations of up to $25,000, plus a special match of up to $25,000 for donations to support humanitarian aid), reimbursement of business-related spousal travel paid in 2024, and U.K. personal tax return preparation fees paid in 2024 or paid in early 2025 for services performed in 2024. Amounts for Messrs. Buhl, Kenny and Leathes include gifts of $10,000 to each of Mr. Buhl and Mr. Kenny, and a donation of £10,000 to an eligible charity in honor of Mr. Leathes, in each case, following their retirement from our Board, in recognition of their service.

(3)   Mr. Batten became an AGL director in February 2024 and, for the portion of the 2023-2024 term that he served, received one-half of the annual director retainer and one-half of the committee member fees, consisting of cash and restricted shares, payable to AGL's non-executive directors for such term. He elected to receive $12,500 of the cash component of his compensation as restricted shares and the remaining $70,000 in cash. For Mr. Batten's 2024-2025 term as an AGL director, he elected to receive $25,000 of the cash component of his compensation as restricted shares and the remaining $140,000 in cash. In addition, Mr. Batten serves as a non-executive director of Assured Guaranty UK Limited, for which he received annual director and committee fees of £135,000 in 2024 (which was approximately $169,032 as of December 31, 2024).

(4)   Mr. Borges agreed to forgo an additional fee as the Chair of our Nominating and Governance Committee due to the substantial overlap between that position and his position as the Chair of the Board. Mr. Borges also does substantial work on executive compensation in conjunction with our Compensation Committee, for which he does not receive a fee. Mr. Borges elected to receive the entire cash component of his compensation as restricted shares.

(5)   Mr. Buhl retired from our Board in May 2024 and did not receive any retainer, fees or share awards in 2024.

(6)   Mr. Kenny retired from our Board in May 2024 and did not receive any retainer, fees or share awards in 2024.

(7)   Mr. Kreczko elected to receive the entire cash component of his compensation as restricted shares.

(8)   Mr. Leathes retired from our Board in May 2024 and did not receive any retainer, fees or share awards in 2024.

The following table shows information related to non-executive director equity awards outstanding on December 31, 2024:

Name	Unvested Restricted Shares[1]
Mark A. Batten [2]	3,093
Francisco L. Borges	5,829
Bonnie L. Howard	1,725
Thomas W. Jones	1,725
Alan J. Kreczko	3,866
Yukiko Omura	1,725
Lorin P.T. Radtke	1,725
Courtney C. Shea	1,725

(1)   Vests one day prior to the 2025 Annual General Meeting.

(2)   Includes 1,071 restricted shares granted to Mr. Batten on February 21, 2024, the date of his appointment to the Board for a term ending at the 2024 Annual General Meeting; those shares vest one day prior to the 2025 Annual General Meeting.

WHAT IS OUR BOARD LEADERSHIP STRUCTURE?

Our current Chair of the Board is Francisco L. Borges. The position of CEO is held by Dominic J. Frederico.

While our Board has no fixed policy with respect to combining or separating the offices of Chair of the Board and CEO, those two positions have been held by separate individuals since our 2004 initial public offering. We believe this is the appropriate leadership structure for us at this time. Mr. Borges and Mr. Frederico have had an excellent working relationship, which has continued to permit Mr. Frederico to focus on running our business and Mr. Borges to focus on Board matters, including oversight of our management. Mr. Borges and Mr. Frederico collaborate on setting agendas for Board meetings to be sure that our Board discusses the topics necessary for its oversight of the management and affairs of our Company. As Chair of the Board, Mr. Borges sets the final Board agenda and chairs Board meetings, including executive sessions at which neither our CEO nor any other member of management is present. The Chair of the Board also chairs our Annual General Meetings.

HOW DOES THE BOARD OVERSEE RISK?

Our Board's role in risk oversight is consistent with our leadership structure, with our CEO and other members of our senior leadership team having responsibility for assessing and managing risk exposure and our Board and its committees providing oversight in connection with these activities. Our Company's policies and procedures relating to risk assessment and risk management are overseen by our Board. Our Board employs an enterprise-wide approach to risk management that supports our Company's business plans at a reasonable level of risk. Risk assessment and risk management is not only understanding the risks a company faces and what steps management is taking to manage those risks, but also understanding what level of risk is appropriate for that company. Our

Board annually approves our business plan, factoring risk management into account, and also approves our Company's risk appetite statement, which articulates our Company's tolerance for risk and describes the general types of risk that our Company accepts or attempts to avoid. The involvement of our Board in setting our business strategy is a key part of its assessment of management's risk tolerance and also a determination of what constitutes an appropriate level of risk for us.

While our Board of Directors has the ultimate oversight responsibility for the risk management process, various committees of our Board also have responsibility for risk assessment and risk management. As discussed under "Committees of the Board," our Board has created a Risk Oversight Committee that oversees the standards, controls, limits, underwriting guidelines and policies that our Company establishes and implements in respect of credit underwriting and risk management. It focuses on management's assessment and management of credit risks as well as other risks, including, but not limited to, market, financial, legal, operational risks (including information technology, cybersecurity and data privacy risks), and risks relating to our reputation and ethical standards. Our Risk Oversight Committee and Board pay particular attention to credit risks we assume when we take on financial guaranty exposure and to risks related to our participation in the asset management business. In addition, the Audit Committee is responsible for, among other matters, reviewing policies and processes covering risk assessment and risk management for our financial reporting and controls. It also oversees information technology and cybersecurity risks related to our financial systems and controls as part of its oversight of the management of such risks, in coordination with the Risk Oversight Committee's supervision of our Company's technology and security risk management programs, and reviews our Company's compliance with legal and regulatory requirements. The Finance Committee oversees the allocation and performance of our Company's investment portfolio (including in respect of alternative investments) as well as the performance of our Company's ownership interest in Sound Point Capital Management, LP, which we refer to as Sound Point, and our Company's capital structure, financing arrangements, and rating agency matters. The Nominating and Governance Committee oversees risk at our Company by developing appropriate corporate governance guidelines, identifying qualified individuals to become board members as part of its Board succession planning, and working with our Compensation Committee on senior management succession planning. The Environmental and Social Responsibility Committee oversees risks related to our Company's environmental risk management and stewardship program (including climate change related risks that have a material impact on our Company) and social responsibility (including human capital management strategy and diversity and inclusion initiatives), while each of our other Board committees have responsibility for risk assessment of such risks to the extent within their purview.

As part of its oversight of executive compensation, our Compensation Committee reviews compensation risk. Our Compensation Committee oversaw the performance of a risk assessment of our employee compensation program to determine whether any of the risks arising from our compensation program are reasonably likely to have a material adverse effect on us. Since January 2011, our Compensation Committee has retained FW Cook to perform an annual review of our compensation program and identify areas of risk and the extent of such risk. Our Compensation Committee directs that our Chief Risk Officer work with FW Cook to perform such risk assessment and to be sure that compensation risk is included in our enterprise risk management system. In conducting this annual review, from time-to-time, most recently in February 2024, FW Cook performs a systemic, qualitative assessment of all of our incentive compensation programs and reviews its findings with our Chief Risk Officer for completeness and accuracy. FW Cook seeks to identify any general areas of risk or potential for unintended consequences that exist in the design of our compensation programs, as well as mitigating features, and to evaluate our incentive plans relative to our enterprise risks to identify potential areas of concern, if any.

FW Cook updates its comprehensive risk assessment annually, and did so most recently in February 2025, taking into account the design and structure of our 2024 incentive programs and compensation practices (which remained the same as those in place in 2023 without material modifications that would increase the overall risk profile of the compensation system), as well as prospective changes considered for 2025, and concluded that our incentive plans are well-aligned with sound compensation design principles and do not encourage behaviors that would likely create material adverse risk for our Company. Our Chief Risk Officer reviewed their findings and agreed with their conclusion. Based on this comprehensive review, our Compensation Committee continued to find that there is an appropriate balance between the risks inherent in our business and our compensation program.

BOARD OVERSIGHT OF CYBERSECURITY

Under the Company's cybersecurity governance framework, the Board has overall responsibility for overseeing management's establishment and operation of a cybersecurity program and our management of cybersecurity risk. Members of our Board have broad-based skills in risk management oversight and/or cybersecurity oversight certifications. Our Board delegates certain cybersecurity oversight responsibilities to the Risk Oversight Committee, which oversees enterprise risk, vendor management, and information technology risks, including assessing and managing cybersecurity and data privacy risks, and to the Audit Committee, whose oversight responsibility includes, as part of its oversight of the Company's system of internal controls over financial reporting, assessing and managing financial risk exposures, including information technology, cybersecurity and data privacy risk related to the Company's financial systems. The Risk Oversight Committee has specific responsibility for overseeing information technology processes and controls, including for cybersecurity, data privacy, compliance with related policies, and the process to monitor risks to the Company arising from changing technology trends, and coordinates with the Audit Committee, as needed.

The security of our products, services and corporate network is a key priority both for the growth of our business and our responsibilities as the leading financial guaranty insurance company. We have taken a risk-based approach to cybersecurity and have implemented cybersecurity policies throughout our operations.

We maintain a robust Information Security Policy and Standards that details how material risks from cybersecurity threats are assessed, identified and managed. Our Chief Technology Officer oversees a process designed to remediate risks according to their criticality and presents to the Risk Oversight and Audit Committees and management at least semi-annually. Our Chief Information Security Officer also presents to the Board and the Risk Oversight and Audit Committees on cybersecurity and data privacy matters at least annually.

In 2024, our Chief Technology Officer and Chief Information Security Officer briefed our Board on our annual penetration test, which simulated a targeted cyber attack against our Company through network penetration, phishing, and physical intrusion; they reported that the positive outcome of the penetration test constituted an affirmation of the strength of our controls. Our Board also received a comprehensive briefing by external advisors on cybersecurity and board governance, including cybersecurity threat trends, incident response responsibilities, and relevant case studies, among other related topics. Our Chief Technology Officer and Chief Information Security Officer also briefed the Audit and Risk Oversight Committees on our cybersecurity program and cyber-threat landscape.

Awareness and alertness are important components to our cybersecurity program; upon onboarding and annually thereafter, our directors and employees are required to take cybersecurity training and we conduct regular exercises to educate employees about best practices and help them identify and avoid potential threats. We engage third-party consultants to conduct periodic penetration testing designed to identify potential security vulnerabilities. Our internal audit function, which has been outsourced to an international accounting firm, conducts periodic audits of cybersecurity and reports on such matters to the Audit Committee. We take measures designed to mitigate risks associated with third-party vendors that have access to confidential information or provide business critical functions.

SUCCESSION PLANNING

CEO and senior management succession planning is a critical aspect of our Company's governance and management strategy. Our Board plays an active role in this process.

As part of the succession planning process, our CEO provides recommendations and evaluations of potential CEO and senior management successors to the Nominating and Governance and the Compensation committees, and our Board and/or the Nominating and Governance Committee (in consultation with the Compensation Committee) discusses succession matters quarterly. The Board and these committees consider a number of factors when reviewing potential successors, including experience, skills, competencies, and leadership potential. These factors help them assess which executives possess or can develop the attributes that the Board believes are necessary to lead and execute the Company's strategy and enhance our culture. To facilitate this process, senior executives often attend Board meetings, present to the Board or one of its committees and attend other meetings or events with the Board, providing opportunities for our directors to interact with our more senior executives and assess their leadership capabilities.

As a result of this planning, our Company has both interim and longer-term succession plans for senior management. The interim plan focuses on internal candidates and would be implemented if an executive is unavailable for an extended period or unable to perform their responsibilities, ensuring minimal disruption or loss of continuity to our business and operations. Given the unique nature of our business, our longer-term succession plans emphasize the development of internal candidates while also, in some cases, considering external market candidates.

COMPENSATION COMMITTEE INTERLOCKING AND INSIDER PARTICIPATION

Our Compensation Committee has responsibility for determining the compensation of our executive officers. None of the members of our Compensation Committee is a current or former officer or employee of our Company. No executive officer of our Company serves on the compensation committee of any company that employs any member of our Compensation Committee.

WHAT IS OUR RELATED PERSON TRANSACTIONS APPROVAL POLICY AND WHAT PROCEDURES DO WE USE TO IMPLEMENT IT?

Through our committee charters, we have established review and approval policies for transactions involving our Company and related persons, with our Nominating and Governance Committee taking the primary approval responsibility for transactions with our executive officers and directors and our Audit Committee taking the primary approval responsibility for transactions with 5% shareholders. No member of these committees who has an interest in a transaction being reviewed is allowed to participate in any decision regarding such transaction.

Our Nominating and Governance Committee charter requires the committee to review and approve or disapprove in advance all proposed transactions with executive officers and directors, on the one hand, and our Company, on the other hand, that exceed $120,000 per fiscal year and where the executive officer or director has or will have a direct or indirect material interest. Our Nominating and Governance Committee must also review reports, which our General Counsel provides periodically, and not less often than annually, about other transactions between executive officers and directors and our Company.

Our Audit Committee charter requires the committee to review and approve or disapprove in advance all proposed transactions between any person owning more than 5% of any class of our voting securities and our Company that exceed $120,000 per fiscal year and where such 5% shareholder has or will have a direct or indirect material interest. Our Audit Committee must also review reports, which our General Counsel provides periodically, and not less often than annually, about other transactions between 5% shareholders and our Company.

Our General Counsel identifies related person transactions requiring committee review pursuant to our committee charters from transactions that are:

- disclosed in director and officer questionnaires (which must also be completed by nominees for director) or in certifications of compliance under our Global Code of Ethics;

- reported directly by the related person or by another employee of our Company; or

- identified by our vendor management procedures and matching gift procedures based on comparison of vendors and matching gift recipients against a list of directors, executive officers and known 5% shareholders and certain of their related persons.

WHAT RELATED PERSON TRANSACTIONS DO WE HAVE?

From time to time, institutional investors, such as large investment management firms, mutual fund management organizations and other financial organizations become beneficial owners (through aggregation of holdings of their affiliates) of 5% or more of a class of our voting securities and, as a result, are considered "related persons" under the SEC's rules. These organizations may provide services to us. In 2024, the following transactions occurred with investors who reported beneficial ownership of 5% or more of our voting securities.

As indicated in "Which Shareholders Own More Than 5% of Our Common Shares," BlackRock, Inc. and its affiliates, which we refer to as BlackRock and Wellington Management Group LLP and its affiliates, which we refer to as Wellington Management, own approximately 14.11% and 10.32% of our Common Shares outstanding, respectively, as of March 7, 2025 (the record date for our Annual General Meeting), based on the number of Common Shares they reported in their Schedule 13G filings as of the date set forth in such filing, and on the aggregate number of our Common Shares outstanding as of the record date. We appointed Wellington Management as an investment manager to manage certain of our investment accounts prior to it reaching such ownership thresholds. As of December 31, 2024, Wellington Management managed approximately $2.1 billion of our investment assets, which is approximately 27% of our total fixed maturity and short-term investment portfolio. In 2024, we incurred expenses of approximately $1.3 million related to our investment management agreement with Wellington Management. BlackRock supplies our investment reporting module, and in 2024 we incurred expenses of approximately $468,000 with respect to that module.

In addition, Antonio Ursano, Jr., our new director nominee, has provided financial advisory services to our Company on multiple occasions since our initial public offering, through firms that employed him or that he founded. Most recently, we have engaged Insurance Advisory Partners LLC, an insurance advisory firm providing merger, acquisition, capital raising, and other advisory services to the insurance industry that Mr. Ursano founded and of which he is the managing partner, for financial advisory services. We refer to the firm as IAP. IAP was one of our financial advisors in connection with our 2023 strategic transaction where we received approximately 30% of the common interest in Sound Point. Since 2024, IAP has been providing strategic and financial advice to us in connection with our efforts to diversify earnings. This current engagement, for which we paid IAP less than $120,000 in fees and expenses in 2024, has been approved in accordance with our related person transaction policies and procedures. If we engage IAP in the future for strategic and financial advice, such engagement will be subject to approval in accordance with our related person transaction policy and procedures as well.

HUMAN CAPITAL MANAGEMENT

We recognize that our workforce, as a key driver of our long-term performance, is among our most valued assets.

Our key human capital management objectives are to attract and retain the highest quality employees, including talented and experienced business leaders who drive our corporate strategies and build long-term shareholder value. To promote these objectives, our human capital management programs are designed to attract a broad applicant pool to open positions and to reward and support employees with competitive compensation and benefit packages in each of our locations around the globe, and with professional development opportunities to cultivate talented employees and prepare them for critical roles and future leadership positions.

As of December 31, 2024, we employed 361 people worldwide, and their average tenure was approximately 13 years.

In 2024, we continued to enhance and expand our human capital management initiatives.

EMPLOYEE ENGAGEMENT

We utilize employee engagement surveys conducted by a third-party provider to foster confidentiality, to gauge the effectiveness of our efforts to enhance the employee experience, and to gain insight into employee perceptions about various aspects of the work environment. While we encourage open dialogue, we believe the engagement surveys provide a confidential forum for our employees to provide more candid feedback. We send surveys to the total global workforce. In the spirit of transparency and to convey our sincerity in acting on the feedback, we share summaries of survey results with our employees. We plan to continue to use the survey results to guide our development of new initiatives and enhancements to existing programs.

EMPLOYEE DEVELOPMENT

We invest in the professional development of our workforce. We believe that encouraging employees to realize their full capabilities enhances job satisfaction, leads to increased performance, and enables our Company to cultivate a pipeline of internal talent for succession planning. To support the advancement of our employees, we endeavor to strengthen their knowledge and skills by providing equal access to training, including in leadership, management and effective communication skills, mentoring opportunities, as well as tuition reimbursement assistance. We conduct employee evaluations and performance reviews annually, during which managers and employees are encouraged to discuss employee goals and opportunities for development, including, as appropriate, training and coaching.

Qualified employees interested in working abroad can apply to another of our offices as part of an international rotation program.

COMPENSATION AND BENEFITS

We believe our compensation program is designed to attract, retain, and motivate talented individuals and to recognize and reward outstanding achievement. The components of our program consist of base salary and may include performance-based incentive compensation in the form of an annual cash incentive and deferred compensation in the form of cash and/or equity. We believe that a compensation program with both short-term and long-term awards provides fair and competitive compensation and aligns the interests of our employees and our investors. To help maintain the wellness of our employees, we offer a benefits package designed to promote and support physical and mental health as well as financial security. Benefits include life and health (medical, dental and vision) insurance, retirement savings plans (including Company matches of employee contributions), an employee stock purchase plan, hybrid work schedules, paid time off, paid family leave, an employee assistance program, commuter benefits, tuition reimbursement, fertility and family planning resources, child, elder and pet care assistance, reimbursement of health club fees, and Company matches of an employee's charitable contributions.

CULTURE

We seek to foster and maintain strong ethical standards and a reputation as a business that conducts itself professionally and with a high degree of integrity. In addition, we work to provide and support a respectful and inclusive environment that values the abilities of each employee, leading to enhanced engagement, maximizing individual performance, and improving retention. Education and awareness are critical components in promoting our Company's cultural values across our organization. Upon onboarding and annually, we require all employees to complete training that covers our Global Code of Ethics and related compliance policies, as well as our policies on the prevention of sexual harassment and discrimination. In addition to the foregoing group-wide trainings, we also provide targeted training and guidance from time to time on specific topics such as anti-fraud, anti-bribery and anti-corruption related matters.

Transparency towards stakeholders, including shareholders, policyholders, investors and employees, is another hallmark of our culture. Each quarter after we issue our financial results, in addition to meeting with shareholders and policyholders, our Chief Executive Officer, Chief Operating Officer, and Chief Financial Officer hold a town-hall style meeting for all employees where they provide an update on our Company's performance and strategy, acknowledge contributions made by our employees to the continued success of our business and answer questions.

DIVERSITY AND INCLUSION

We view — and value — diversity because it is an expression of our long-standing commitment to anti-discrimination and equal opportunity in the workplace, and inclusivity, because it embodies our objective of fostering a respectful environment free from unlawful harassment. For these reasons, Assured Guaranty is committed to building and sustaining a diverse workforce and creating an inclusive culture that embraces our differences and utilizes our many and varied talents.

Diversity — the collective mixture of differences around race, ethnicity, religion, gender, gender identity, sexual orientation, age, disability, military and citizenship status, values, education, life experiences, socioeconomic backgrounds, and other characteristics that make each individual unique — and inclusion — a work culture of cooperation and collegiality, in which all employees are valued, treated with respect, and have equal access to opportunities and resources — are ingrained within our Company's policies and practices.

The composition of our Board reflects our long-standing commitment to diversity. We disclose on our public website our most recent EEO-1 Report, detailing the demographic composition of our U.S. workforce (in accordance with Equal Employment Opportunity Commission categories).

Diversity in perspectives, backgrounds, experiences and education — in an inclusive environment — enhances our collective performance by expanding the breadth of ideas, nurturing collaboration, and encouraging employee engagement. Our Environmental and Social Responsibility Committee is dedicated to assisting the Board in providing oversight of our policies and practices regarding diversity and inclusion issues that affect our business, stakeholders and long-term strategy.

Our Board has adopted a Diversity and Inclusion Policy that defines what we mean by diversity and inclusion and articulates our approaches for achieving these goals in order to ensure we comply with applicable laws, rules, and regulations of the United States and the states and foreign jurisdictions in which the Company conducts its business, including anti-discrimination and anti-harassment laws. You can find our Diversity and Inclusion Policy on our website at www.assuredguaranty.com/governance.

Implementing the goals of diversity and inclusion is a collective responsibility shared by members of our Board, who participate in Company events and provide oversight of our initiatives, our senior management, who serve as mentors and executive sponsors of employee resource groups, which we refer to as ERGs, and members of our global workforce, who serve on the Diversity and Inclusion Committee and run our ERGs. To incentivize and hold our senior leadership accountable, we incorporate environmental and social responsibility objectives in our executive compensation structure.

During 2024, we continued to support diversity and foster inclusion through:

- **EMPLOYEE-LED DIVERSITY AND INCLUSION COMMITTEE (D&I COMMITTEE).** Our employee-led Diversity and Inclusion Committee, composed of employees with different backgrounds, points of view, and levels of seniority and tenure with us, provides input into our policies and strategies for achieving a diverse workforce and an inclusive culture. Our D&I Committee plays a key role in forming and supporting our ERGs and our mentoring program, as well as organizing various social and cultural events throughout the year.

- **EMPLOYEE RESOURCE GROUPS (ERG).** Our five ERGs work to create community, build awareness and encourage employees to engage with and support one another. The ERGs were selected based on employee feedback; membership in the ERGs is voluntary and open to all employees, regardless of whether they identify with the group's characteristics. Because the ERGs are employee-led, they provide additional opportunities for employees to develop and demonstrate their leadership and organizational skills. Each ERG is supported by two executive sponsors, a member and an ally, who offer guidance and advocate on behalf of the group. The ERGs prepare and present strategic plans that incorporate the Company's business objectives into their programming. The ERGs align with the Company's initiatives by providing mentorship, career development training, and assisting the Company in its efforts to retain, develop and promote its employees and to foster a more collaborative and collegial culture. Throughout the year, the ERGs sponsor various events, firm wide as well as focused for group members.

  Our Women's ERG held our third International Women's Day conference in early March 2025. Employees from across our Company's offices gathered in New York and London to network in person, hear an inspiring speaker, and to celebrate collective and individual accomplishments.

- **MENTORING.** We believe our collegial and collaborative culture fosters informal mentoring and learning. We augment this with a formal mentoring program that includes both one-on-one mentoring as well as mentoring circles to provide an additional learning resource for our employees, to facilitate the onboarding of new recruits, and to reinforce connectedness. The mentoring program is offered to all employees across our Company's offices. We utilize outside consultants to provide workshops for both mentors and mentees. In addition, we sponsor memberships for our employees in external organizations to provide further opportunities for professional development, mentoring and networking.

- **TALENT PIPELINE.** We added a number of talent acquisition strategies to our recruiting practices in an effort to deliberately reach and attract the best and broadest applicant pool, while at the same time ensuring all employment decisions are made in compliance with applicable law. To cast a wide net, positions are posted on our Company's website and other public job and recruiting websites. In order to provide equal employment and advancement opportunities — to all individuals — employment decisions at our Company are based on merit, qualifications, and abilities, without regard to race, religion, gender, national origin, age, physical or mental disability, sexual orientation, gender expression, gender identity, marital status, military and veteran status, or any other basis protected by applicable law. We do not use artificial intelligence or other software to screen applicants.

ENVIRONMENTAL AND SOCIAL RESPONSIBILITY

Our commitment to environmental and social responsibility starts at the top of our organization. Our Board of Directors recognizes the importance of environmental and social issues to its stakeholders and has established a dedicated Environmental and Social Responsibility Committee to assist our Board in providing oversight of our Company's policies and practices regarding environmental and social responsibility issues that affect our business, stakeholders and long-term strategy. Governance matters remain the responsibility of our Nominating and Governance Committee, while compensation matters are the responsibility of our Compensation Committee.

FINANCIAL GUARANTY — UNDERWRITING AND INVESTMENT

Our Company includes consideration of climate risk in the origination, underwriting, credit approval, and surveillance of our insured exposures and has integrated climate risk into our risk management and control functions. As a financial guarantor of municipal and structured and infrastructure finance transactions, we do not take direct insurance exposure to natural perils, but we do face the risk that our obligors' ability to pay debt service will be impaired by the impact of such perils. Our assessment of how climate risks may impact a prospective obligor's ability to pay debt service is informed by our extensive experience in public finance coupled with proprietary analytics and third-party data and insights. To improve our understanding of changing climate conditions and to develop the analytical tools needed to measure and manage the related financial risks, we have been investing in both talent and technology.

In our insured portfolio, we assess environmental and climate risks by requiring that credit underwriting submissions include consideration of environmental and climate-related factors as part of the analysis. The vulnerability of obligors is evaluated with respect to climatic changes (e.g., sea level rise, droughts), extreme weather events (e.g., hurricanes, tornadoes, floods), geological events (e.g., earthquakes, volcanic eruptions) and resilience factors (e.g., mitigation capabilities, adaptation capacity), to determine if such environmental issues could materially impact an obligor's expected performance. Surveillance review protocol for our insurance portfolio includes an annual review of each insured risk; the scope and breadth of the review is based upon par exposure and credit quality. The Surveillance process considers climate-related factors to evaluate the potential impact of environmental risks, such as exposure to extreme weather events, geographic locations prone to flooding or wildfires, and compliance with environmental requirements, on an issuer's ability to make debt service payments.

In our investment portfolio, we incorporate consideration of quantitative and qualitative metrics, such as environmental risks, into our investment analysis in order to enhance the investment decisions required to achieve our principal investment objectives. Our investment managers rely on their respective corporate investment philosophy statements and use information regarding sustainability and responsible business practices, along with a variety of other economic factors, including risk and valuation metrics, when conducting research and due diligence on new investments, and again when monitoring investments for our investment portfolio. On an annual basis, we request and review reports from our primary investment managers on any material qualitative factors that may adversely impact returns.

In addition, we have determined not to make any new investments for our investment portfolio in thermal coal enterprises. As a consequence, we will refrain from making any new investments in thermal coal enterprises that generate 30% or more of their revenue from either the ownership, exploration, mining, or refining of thermal coal, and in corporate and municipally owned utilities that generate 30% or more of their electricity from thermal coal.

ENVIRONMENTAL AND SOCIAL POLICIES

We have adopted, and periodically review and update, a Policy on Climate Risk Management and Environmental Stewardship, a Climate Statement, a Diversity and Inclusion Policy, and a Human Rights Statement, which evidence our good corporate citizenship and express our commitments to conduct business in a sustainable and responsible manner in respect of people and the planet. These policies may be found on our website at www.assuredguaranty.com/governance.

GREENHOUSE GAS EMISSIONS

As a financial services firm with 361 employees, the direct impact of our operations on the environment is relatively small. Nevertheless, we contribute to the global effort to combat climate change by monitoring our greenhouse gas emissions, which we refer to as GHG emissions. We have a program to measure, manage and report our GHG emissions on an enterprise-wide basis. Pursuant to the Greenhouse Gas Protocol, we collect and analyze internal data annually for our Scope 1, Scope 2 and certain key Scope 3 GHG emissions (air travel). In 2023, the most recent year for which data is available, our Company's total GHG emissions (using location-based Scope 2) equaled approximately 3,408 total tonnes of carbon dioxide. Our methodology and results are reviewed by an independent third party, which conducts a reasonable assurance review for Scope 1 and Scope 2 emissions and a limited assurance review for Scope 3 emissions, in accordance with ISO 14064-3 International Standards.

CORPORATE PHILANTHROPY

Giving is an integral part of our corporate culture. We contribute generously to a broad range of causes through direct donations, matching gifts, and corporate sponsorships. Our Corporate Philanthropy Committee, formed in 2020 and composed of volunteer employees, provides our workforce the opportunity to direct philanthropic efforts by selecting charity partners and sourcing employee volunteer activities. Since 2020, total corporate donations have nearly tripled and include organizations throughout the U.S., U.K., Europe, Bermuda, and Australia.

We continue to expand the scope of our corporate donations to further align with our vision and values as well as, whenever possible, provide targeted programmatic support to the organizations we sponsor. We strive to develop strategic partnerships through our direct donations program and, in 2024, made $625,000 in contributions to five organizations that work to improve access to education for New York City's underserved populations, an increase from $360,000 in 2023 and $325,000 in 2022. Also, in 2024, we made $250,000 in contributions to eight organizations that work to build a future talent pipeline through education, leadership training and career support and, in response to global conflicts and natural disasters, $250,000 in contributions to three organizations that provide humanitarian aid.

In addition to monetary donations, our employees volunteered 545 hours of their time in 2024, up from 420 hours in 2023, in several Company-sponsored events, including community garden planting, a food pantry distribution event, a garden kit assembly for our "Take Your Child to Work Day" event, and a return to school backpack distribution event. Furthermore, we maintain an employee paid leave program that allows each employee 7 hours per year to participate in Company or ERG sponsored volunteer activities and another 7 hours per year to participate in those or other volunteer activities.

We maintain an employee and director match for donations to eligible charitable institutions in a total amount of $25,000 each year per individual. We also offer a separate special match for donations to support humanitarian aid. In 2024, we provided matching gifts to approximately 543 organizations that are important to our employees and directors.

INFORMATION ABOUT OUR COMMON SHARE OWNERSHIP

HOW MANY COMMON SHARES ARE OWNED BY DIRECTORS, NOMINEES AND EXECUTIVE OFFICERS?

The following table sets forth information, as of March 7, 2025, the record date for our Annual General Meeting, regarding the beneficial ownership of our Common Shares by (i) each of our directors and nominees, (ii) each of our executive officers whose compensation is reported in the compensation tables that appear later in this proxy statement, which persons we refer to as our named executive officers, and (iii) the group comprising all of our directors, nominees and executive officers. Unless otherwise indicated, the named individual has sole voting and investment power over the Common Shares under the column "Common Shares Beneficially Owned." None of the directors, nominees or executive officers beneficially owns 1% or more of our outstanding Common Shares, except for Mr. Frederico, who beneficially owns approximately 3.12% of our Common Shares. The Common Shares beneficially owned by all directors, nominees and executive officers as a group, including the unvested restricted Common Shares, constitute approximately 5.07% of our outstanding Common Shares.

Name of Beneficial Owner	Common Shares Beneficially Owned	Unvested Restricted Common Shares[1]	Restricted Share Units[2]
Robert A. Bailenson	205,619	—	171,189
Mark C. Batten	—	3,093	—
Francisco L. Borges	290,403	5,829	—
Ling Chow	131,859	—	86,264
Stephen Donnarumma	93,241	—	38,210
Dominic J. Frederico[3]	1,559,181	—	366,104
Bonnie L. Howard	42,950	1,725	—
Thomas W. Jones	42,854	1,725	—
Alan J. Kreczko	59,900	3,866	—
Yukiko Omura	7,560	1,725	—
Lorin P.T. Radtke	6,456	1,725	—
Benjamin G. Rosenblum[4]	20,793	—	59,199
Courtney C. Shea	6,300	1,725	—
Antonio Ursano, Jr.	2,488	—	—
All directors, nominees and executive officers as a group (16 individuals)	2,508,390	21,413	776,242

(1)   The reporting person has the right to vote (but not dispose of) the Common Shares listed under "Unvested Restricted Common Shares."

(2)   The Common Shares associated with restricted share units are not deliverable as of March 7, 2025, or within 60 days of March 7, 2025, and therefore cannot be voted or disposed of within such time period. As a result, these shares are not considered beneficially owned under SEC rules. We include them in the table above, however, because we view them as an integral part of share ownership by our executive officers. The restricted share units held by our executive officers vest on specified anniversaries of the date of the award, with Common Shares delivered upon and after vesting.

This column includes 37,907 share units allocated to Mr. Bailenson and 7,530 share units allocated to Mr. Rosenblum due to their election to invest a portion of their AG US Group Services Inc. Supplemental Executive Retirement Plan account in an employer stock fund.

(3)   Common Shares beneficially owned by Mr. Frederico include shares owned by Mr. Frederico's spouse and daughter, and shares owned by a family trust over which Mr. Frederico has the power to direct the voting and disposition.

(4)   Common Shares beneficially owned by Mr. Rosenblum include 6,475 shares associated with restricted share units that are expected to be delivered on May 5, 2025.

WHICH SHAREHOLDERS OWN MORE THAN 5% OF OUR COMMON SHARES?

The following table shows all persons we know to be direct or indirect owners of more than 5% of our Common Shares as of the close of business on March 7, 2025, the record date for the Annual General Meeting. On March 7, 2025, 49,938,797 Common Shares were outstanding, including 21,413 unvested restricted Common Shares. Our information is based on reports filed with the SEC by each of the firms listed in the table below. You may obtain these reports from the SEC.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class
BlackRock, Inc. 50 Hudson Yards New York, NY 10001	7,048,556[1]	14.11%
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	6,637,489[2]	13.29%
Wellington Management Group LLP c/o Wellington Management Company LLP 280 Congress Street Boston, MA 02210	5,152,455[3]	10.32%
Dimensional Fund Advisors LP 6300 Bee Cave Road, Building One Austin, TX 78746	4,299,943[4]	8.61%

(1) Based on a Schedule 13G/A filed by BlackRock, Inc. on January 23, 2024, reporting the amount of securities beneficially owned as of December 31, 2023. BlackRock, Inc. has sole voting power over 6,802,778 shares and sole dispositive power over 7,048,556 shares.

(2) Based on a Schedule 13G/A filed by The Vanguard Group on November 12, 2024, reporting the amount of securities beneficially owned as of September 30, 2024. The Vanguard Group has shared voting power over 20,442 shares, sole dispositive power over 6,559,565 shares and shared dispositive power over 77,924 shares.

(3) Based on a Schedule 13G/A filed by Wellington Management Group LLP on February 8, 2024, reporting the amount of securities beneficially owned as of December 29, 2023. Wellington Management Group LLP has shared voting power over 4,249,689 shares and shared dispositive power over 5,152,455 shares.

(4) Based on a Schedule 13G/A filed by Dimensional Fund Advisors LP on February 9, 2024, reporting the amount of securities beneficially owned as of December 29, 2023. Dimensional Fund Advisors LP has sole voting power over 4,267,699 shares and sole dispositive power over 4,299,943 shares.

PROPOSAL NO. 1:
ELECTION OF DIRECTORS

Our Bye-Laws provide for a maximum of 21 directors and empower our Board of Directors to fix the exact number of directors and appoint persons to fill any vacancies on our Board until the next Annual General Meeting. Our Board may appoint any person as a director to fill a vacancy on our Board occurring as the result of any existing director being removed from office pursuant to the Bye-Laws or prohibited from being director by law; being or becoming bankrupt or making any arrangement or composition with their creditors generally; being or becoming disqualified, of unsound mind, or dying; or resigning. Our Board may also appoint a person as a director to fill a vacancy resulting from an increase in the size of our Board or a vacancy left unfilled at an Annual General Meeting.

Our Board of Directors approved a resolution to increase our Board from 9 to 10 members as of the date of our 2025 Annual General Meeting. Following the recommendation of our Nominating and Governance Committee, our Board has nominated Mark C. Batten, Francisco L. Borges, Dominic J. Frederico, Bonnie L. Howard, Thomas W. Jones, Alan J. Kreczko, Yukiko Omura, Lorin P.T. Radtke, Courtney C. Shea and Antonio Ursano, Jr. as directors of AGL. Proposal No. 1 is Item 1 on the proxy card.

Our directors are elected annually to serve until their respective successors shall have been elected.



☑ **Our Board of Directors unanimously recommends that you vote "FOR" the election of each of the nominees as directors of AGL.**

It is the intention of the persons named as proxies, subject to any direction to the contrary, to vote in favor of the candidates nominated by the Board of Directors. We know of no reason why any nominee may be unable to serve as a director. If any nominee is unable to serve, your proxy may vote for another nominee proposed by the Board, or the Board may reduce the number of directors to be elected.

There are no arrangements or understandings between any director and any other person pursuant to which any director was or is selected as a director or nominee.

OUR DIVERSE BOARD

Election of the current nominees will result in our Board of Directors being composed of individuals with diverse backgrounds and experience, and will result in a Board of Directors that comprises nine non-executive directors plus our CEO who, as a group, are diverse by gender, race or ethnicity, age, and tenure.



BOARD OF DIRECTORS

GENDER DIVERSITY
3
7
Women
Men
RACIAL OR ETHNIC DIVERSITY
1
2.5
6.5
Asian
Black or African American
White
AGE DIVERSITY
3
2
5
<65
65-70
>70
TENURE DIVERSITY
9.2 Years Average Tenure
4
4
2
<5
5-15
>15

DIRECTOR SKILLS AND DIVERSITY

The table below summarizes the key qualifications, skills and attributes most relevant to the decision to nominate candidates to serve on our Board. Further information about each director nominee may be found in their biographies contained in the pages following this one.

	Batten	Borges	Frederico	Howard	Jones	Kreczko	Omura	Radtke	Shea	Ursano
Qualifications and Expertise										
Financial Guaranty Industry	✓	✓	✓	✓	✓	✓	✓		✓	✓
U.S. Public Finance		✓	✓						✓	
Non-U.S. Finance	✓		✓				✓			
Infrastructure Finance	✓	✓	✓				✓		✓	
Audit and Internal Control	✓		✓	✓	✓	✓			✓	
Government Service		✓				✓	✓			
Financial Reporting	✓		✓	✓	✓		✓			✓
Investment Management		✓	✓	✓	✓		✓	✓		
Legal and Compliance	✓	✓	✓	✓		✓			✓	
Insurance Industry	✓	✓	✓	✓	✓	✓	✓		✓	✓
Banking	✓		✓	✓	✓		✓	✓		✓
Corporate Governance	✓	✓	✓	✓	✓	✓	✓	✓	✓	
Risk Management	✓		✓	✓	✓	✓	✓	✓		✓
Enterprise Risk Management	✓	✓	✓	✓	✓	✓	✓			
Cybersecurity* and Data Privacy				✓		✓		✓	✓	
Human Capital Management	✓	✓	✓	✓	✓		✓			
Environmental and Climate Change			✓			✓	✓			
Audit Com. Financial Expert	✓		N/A	✓	✓				✓	
Independence, Tenure and Age										
Independent	✓	✓		✓	✓	✓	✓	✓	✓	
Director Since	2024	2007	2004	2012	2015	2015	2014	2021	2021	New
Age	68	73	72	71	75	73	69	56	64	60

* Cybersecurity skills relate to broad-based skills in risk management oversight and/or cybersecurity oversight certifications.

Assured Guaranty 2025 Proxy Statement

NOMINEES FOR DIRECTOR

Mark C. Batten

Independent Director Since: 2024
Committee Memberships:

- Audit
- Finance
- Risk Oversight



Qualifications:

Mr. Batten has broad knowledge of the insurance and financial services sectors, with a strong record of experience and expertise in audit, corporate finance, and enterprise risk management, which is valuable to our Board in its oversight of our financial reporting and risk management policies. In addition, his current portfolio of board non-executive roles for financial services and insurance companies adds value to the Board and Board committee deliberations.

Biography:

Mr. Batten, age 68, became a director of AGL in February 2024. Mr. Batten is the chair of the Audit & Risk Committee and Senior Independent Director of Picton Property Income Ltd., a company listed on the London Stock Exchange. He also serves as a non-executive director on the board of the following private financial services companies: Weatherby's Bank Ltd, where he is the chair of the Audit committee and Senior Independent Director, and Reliance National Insurance Company (Europe) Limited, where he is the chair of the Audit Committee. In addition, Mr. Batten has served as an independent, non-executive director for AGL's UK insurance subsidiary, Assured Guaranty UK Limited, since 2018 and its chair since 2021.

Mr. Batten was formerly a partner for over 25 years at PricewaterhouseCoopers LLP (PwC), retiring from the partnership in 2017. Mr. Batten led a number of practices during his career with PwC and undertook a wide range of financial services restructuring projects for insurers and reinsurers, banks and fund management companies. He was a non-executive director of PwC's Bermuda-based global insurance captive and also served as a non-executive director of the Royal Brompton and Harefield Hospital Foundation Trust.

Mr. Batten is a Chartered Accountant and currently serves as Chair of the Governing Body of Westminster School (a leading independent school in the UK).

Francisco L. Borges

Chair of the Board
Independent Director Since: 2007
Committee Memberships:

- Nominating and Governance (Chair)
- Executive (Chair)



Qualifications:

Mr. Borges has expertise in finance arising from his experience in investment management and in structuring and marketing financial guaranty insurance. In addition, his public service background has given him valuable perspectives into the public finance industry. Mr. Borges' insights into the financial markets in which our Company operates are particularly useful as our Company pursues its goal of increasing asset management-related earnings and increasing our investment in alternative assets. Each of these areas is important to our business.

Biography:

Mr. Borges, age 73, became a director of AGL in August 2007, and has been Chair of our Board of Directors since May 2015. He is a retired partner of Ares Management Corporation and the former chairman of the Ares Secondaries Group. Prior to its acquisition by Ares Management Corporation in 2021, Mr. Borges was Chair and Managing Partner of Landmark Partners, LLC, an alternative investment management firm where he had been employed since 1999. Previously, Mr. Borges was managing director of GE Capital's Financial Guaranty Insurance Company. He is a former Treasurer for the State of Connecticut and a former Deputy Mayor of the City of Hartford, Connecticut.

Mr. Borges is a trustee of the Clipper Funds Trust and a member of the board of directors of Davis New York Venture Fund, Inc., Davis Series, Inc., Davis Variable Account Fund, Inc., Selected American Shares, Inc., Selected International Fund, Inc. and Hartford HealthCare Corporation. Mr. Borges served on the board of directors of Jefferies Financial Group Inc. from 2013 through 2022, where he was a member of the Audit Committee and the Nominating and Corporate Governance Committee

Mr. Borges is also a member of the board of trustees for the Millbrook School and a former chair of the board of trustees of the Knight Foundation.

Dominic J. Frederico

Chief Executive Officer

Non-Independent Director Since: 2004

Committee Memberships:

Executive



Bonnie L. Howard

Independent Director Since: 2012

Committee Memberships:

Audit (Chair)

Compensation

Executive

Nominating and Governance



Qualifications:

Mr. Frederico has the most comprehensive knowledge of all aspects of our operations as well as executive experience. He also has extensive industry experience, which makes him valuable both as an officer and as a director of AGL.

Biography:

Mr. Frederico, age 72, has been a director of AGL since our 2004 initial public offering, and the President and Chief Executive Officer of AGL since 2003. During his tenure as President and Chief Executive Officer, our Company became the leading provider of municipal bond insurance and financial guaranties. Under his leadership, our Company completed its 2004 initial public offering and, in 2009, acquired the financial guaranty insurance company that we renamed Assured Guaranty Municipal Corp., thereby bringing together the only two monoline bond insurers to continue writing financial guaranty policies before, during and after the 2008 financial crisis. In the following years, he led our acquisition of a number of the remaining legacy financial guaranty insurance companies or their portfolios, expanding our reach, consolidating industry capital and solidifying our position as the leader in the financial guaranty industry. Mr. Frederico is leading our strategic expansion into alternative asset management, with a goal of increasing asset management-related earnings and increasing our investment in alternative assets.

Mr. Frederico served as Vice Chair of ACE Limited (now known as Chubb Limited) from 2003 until 2004 and served as President and Chief Operating Officer of ACE Limited and Chair of ACE INA Holdings, Inc. from 1999 to 2003. Mr. Frederico was a director of ACE Limited from 2001 through May 2005. From 1995 to 1999, Mr. Frederico served in a number of executive positions with ACE Limited, during which period he oversaw the successful acquisition and integration of the domestic and international property casualty operations acquired by ACE Limited from CIGNA Corporation in July 1999 and the acquisition of Capital Re Corp., the predecessor company to our Company, in December 1999.

Prior to joining ACE Limited, Mr. Frederico spent 13 years working for various subsidiaries of the American International Group. His last position at the group was Senior Vice President and Chief Financial Officer of AIG Risk Management.

Mr. Frederico is a member of the Amynta Group advisory board.

Qualifications:

Ms. Howard's background in audit, finance and enterprise risk management is valuable to the Board in its oversight of our financial systems controls and risks related to information technology and cybersecurity.

Biography:

Ms. Howard, age 71, became a director of AGL in August 2012. Ms. Howard has more than 30 years of experience in credit, risk management and financial reporting policies. She worked at Citigroup Inc. from 2003 to 2011, serving as Chief Auditor from 2004 to 2011 and Global Head of Control and Emerging Risk from 2010 to 2011, leading a team of over 1,500 professionals covering $1.9 trillion of assets in over 100 countries, until her retirement in 2011. She was previously Managing Director of Capital Markets Audit at Fleet Boston Financial and a Managing Director at JPMorgan in the roles of Deputy Auditor and head of Global Markets Operational Risk Management. Ms. Howard is a certified public accountant in the United States and has over a decade of experience with KPMG and Ernst & Young.

Ms. Howard serves on the board of directors of Artisan Partners Funds, where she is a member of the Audit Committee, Governance Committee, and Education Committee. Ms. Howard previously served on the board of directors of BMO Financial Corp., where she was a member of the Audit Committee, and the board of directors of BMO Harris Bank N.A., where she chaired the Directors' Trust Committee and the Audit Committee.

Ms. Howard holds a CERT Certificate in Cybersecurity Oversight issued by the CERT Division of the Software Engineering Institute at Carnegie Mellon University.

Thomas W. Jones

Independent Director Since: 2015
Committee Memberships:
- Compensation (Chair)
- Audit
- Nominating and Governance



Qualifications:

Mr. Jones' background has given him extensive experience in investment management and in the operations of large financial institutions, which is valuable to the Board as our Company pursues its goal of increasing asset management-related earnings and increasing our investment in alternative assets. His previous service on the boards of other financial services companies and the Federal Reserve Bank of New York adds value to the Board and Board committee deliberations.

Biography:

Mr. Jones, age 75, became a director of AGL in August 2015. Mr. Jones is the former founder and senior partner of venture capital firm TWJ Capital LLC. Prior to founding TWJ Capital LLC in 2005, he was the chief executive officer of Global Investment Management at Citigroup, which included Citigroup Asset Management, Citigroup Alternative Investments, Citigroup Private Bank and Travelers Life & Annuity. Earlier, he held a series of positions at TIAA-CREF, including vice chair and director, president and chief operating officer, and executive vice president and chief financial officer, and at John Hancock Mutual Life Insurance Company, where he rose to senior vice president and treasurer. He began his career in public accounting and management consulting, primarily at Arthur Young & Company (predecessor to Ernst & Young).

Mr. Jones serves on the board of directors of Jefferies Financial Group, Inc. where he chairs the Risk and Liquidity Oversight Committee and serves on the Audit Committee, the ESG, Diversity and Inclusion Committee and the Nominating and Corporate Governance Committee. A trustee emeritus of Cornell University, Mr. Jones has served on numerous boards in the past, including those of the Federal Reserve Bank of New York (where he was vice chair), Altria Group, Freddie Mac, Travelers Group, Fox Entertainment Group, Pepsi Bottling Group and TIAA-CREF. Mr. Jones has been designated a Board Leadership Fellow by the National Association of Corporate Directors, and is a licensed Certified Public Accountant.

Alan J. Kreczko

Independent Director Since: 2015
Committee Memberships:
- Environmental and Social Responsibility (Chair)
- Nominating and Governance
- Risk Oversight



Qualifications:

Mr. Kreczko's lengthy service in senior legal and policy positions both in the federal government and in the insurance industry, as well as the global and governmental perspective he has gained, are valuable to the Board. Mr. Kreczko's experience chairing The Hartford's Environment Committee makes him particularly valuable as the chair of our Environmental and Social Responsibility Committee. Mr. Kreczko also has insight about cybersecurity matters arising from his experience as co-chair of The Hartford's Cyber Security Committee.

Biography:

Mr. Kreczko, age 73, became a director of AGL in August 2015. Mr. Kreczko retired from The Hartford Financial Services Group, Inc., now The Hartford Insurance Group, Inc., which we refer to as The Hartford, on December 31, 2015, where he served as executive vice president and general counsel from June 2007 until June 2015. In that capacity, Mr. Kreczko oversaw the law department, government affairs, compliance and communications. Additionally, he chaired The Hartford's Environment Committee and co-chaired The Hartford's Cyber Security Committee. From June 2015 until December 2015, he served as Special Advisor to the Chief Executive Officer.

Mr. Kreczko joined The Hartford in 2003 after 27 years in public service at the United States Department of State, where he held various senior positions. As the Acting Assistant Secretary of State for Population, Refugees and Migration, he led the department's response to humanitarian crises in conflict situations, including Afghanistan, Timor, and West Africa. Before that, Mr. Kreczko served as special assistant to President Clinton and legal advisor to the National Security Council. Earlier, he participated in sensitive bilateral and multilateral negotiations as deputy general counsel to the Department of State and as legal advisor to the personal representatives for Middle East negotiations of Presidents Carter and Reagan. Mr. Kreczko is on the board of the Boys and Girls Clubs of Hartford. Mr. Kreczko is also on the advisory council of his alma mater, Villa Angela-Saint Joseph High School.

Yukiko Omura

Independent Director Since: 2014

Committee Memberships:

Finance (Chair)

Compensation

Environmental and Social
Responsibility

Executive



Lorin P.T. Radtke

Independent Director Since: 2021

Committee Memberships:

Risk Oversight (Chair)

Environmental and Social
Responsibility

Finance



Qualifications:

Ms. Omura brings more than 40 years of international professional experience in the financial sector working in major financial centers of the world. Her global experience adds considerable value to the Board.

Biography:

Ms. Omura, age 69, became a director of AGL in May 2014. She is a non-executive director of Nishimoto HD Co. Ltd. and a non-executive member of the Board of Directors of HSBC Bank plc. She also serves as the Chair of the Private Infrastructure Development Group and is a member of the advisory board for The Critical Minerals Fund. Ms. Omura was a Supervisory Board Member of Amatheon Agri Holding N.V. until March 2018. She served as Undersecretary General and Chief Operating Officer/Vice President of the International Fund for Agricultural Development until February 2012 and, prior to that, as Executive Vice President and CEO of the Multilateral Investment Guarantee Agency of the World Bank Group.

Ms. Omura began her career as a project economist with the Inter-American Development Bank, working in the infrastructure sector. She then worked in senior positions at several major investment banks in Tokyo, New York and London. At JPMorgan she worked on the mergers and acquisitions and derivatives teams, launched the emerging markets operations in Tokyo and led EMSTAR (Emerging Markets Sales, Trade and Research) Marketing for Northern Europe out of London. Subsequently, Ms. Omura served as Senior Vice President and Head of Emerging Markets Asia, and then as Head of Credit Business, Asia at Lehman Brothers. She then became Managing Director and Head of the Global Fixed Income and Derivatives Department for Union Bank of Switzerland, Japan. Following a merger with Swiss Bank Corp., Ms. Omura became the new head of the merged bank's Global Fixed Income and Derivatives Department, after which she joined Dresdner Bank as Managing Director and Head of Global Markets and Debt Office, Japan. In 2002, Ms. Omura created the HIV/AIDS Prevention Fund, a charitable company based in London.

Qualifications:

Mr. Radtke's background has given him considerable experience in investment management, client franchise development, structured product marketing and risk management, all of which are valuable to the Board and its committees, in particular as our Company pursues its goal of increasing asset management-related earnings and increasing our investment in alternative assets.

Biography:

Mr. Radtke, age 56, became a director of AGL in May 2021. Mr. Radtke is the co-founder and partner of venture capital firm M Seven 8. Prior to founding M Seven 8 in 2017, he spent 24 years in various positions with Goldman Sachs, eight years of which was as a Partner. His career at Goldman Sachs included time in the Chicago, London and New York offices. Mr. Radtke was the Head of Mortgage and Structured Product Sales through the financial crisis of 2008-09 and its emergence from that crisis (2009-14). Mr. Radtke had additional leadership roles within the credit, mortgage and structured product disciplines within the Fixed Income Currencies and Commodities (FICC) Division. He was also responsible for additional sales/marketing groups, portfolio solution groups, and public advisory groups within FICC. These positions included Head of Credit Products Group — Hard Asset and Portfolio Solutions, Head of Structured Products — Distribution and Sourcing, Head of Structured Portfolio Solutions Group and Head of CLO Origination.

Mr. Radtke played an integral role in the development of diverse professionals within Goldman Sachs by leading summer intern, vice president and managing director diversity development programs. He has served as a director of University of Wisconsin — Milwaukee School of Business.

Mr. Radtke is a member of the board of directors of the Lord Abbett Family of Funds, where he serves on the Audit Committee.

Mr. Radtke holds a CERT Certificate in Cybersecurity Oversight issued by the CERT Division of the Software Engineering Institute at Carnegie Mellon University.

Courtney C. Shea

Independent Director Since: 2021
Committee Memberships:
  Audit
  Finance
  Risk Oversight



Antonio Ursano, Jr.

Non-Independent Director Since: New
Committee Memberships:
  New



Qualifications:

Ms. Shea's expertise in audit, risk and investment management along with her legal background is valuable to the Board and its committees. In addition, her experience with state and local governments has given her valuable insight into the U.S. public finance market.

Biography:

Ms. Shea, age 64, became a director of AGL in May 2021. Ms. Shea had a 35 year career in U.S. public finance in which she served as both a municipal advisor and investment banker working with state and local governments, not for profits and universities, in their issuance of municipal bonds. Ms. Shea served as the Managing Member of Columbia Capital Management, a national municipal advisory firm, from September 2013 until her retirement from the firm in April 2021. Prior to her tenure at Columbia Capital Management, Ms. Shea was an investment banker with several Wall Street firms, including serving as National Head of Public Finance at a division of ABN AMRO for five years.

Ms. Shea was an independent director and Audit Committee chair of the Professional Diversity Network from March 2019 until August 2024. Additionally she serves on several not-for-profit boards, including The Joffrey Ballet and the Milken Institute Center for Financial Markets Public Finance Advisory Council. Ms. Shea was a founding member of Women in Public Finance, a women's professional organization founded in 1996, and has been designated a Board Leadership Fellow by the National Association of Corporate Directors.

Ms. Shea holds a Cybersecurity Certification from the Private Directors Association.

Qualifications:

Mr. Ursano's extensive experience in the insurance industry and investment banking business is a valuable asset to the Board. The Company has benefited from Mr. Ursano's insights since the initial public offering of its Common Shares, including most recently through the insurance advisory firm that he founded and where he is the managing partner.

Biography:

Mr. Ursano, age 60, is the founder and managing partner of Insurance Advisory Partners LLC, an insurance advisory firm that provides merger, acquisition, capital raising, and other advisory services to the insurance industry. Prior to founding Insurance Advisory Partners in 2021, Mr. Ursano was the Group Financial Officer of Hamilton Insurance Group Ltd. Mr. Ursano also served on the board of directors of Hamilton Insurance Group Ltd. from October 2023 through June 2024.

Mr. Ursano began his career as an analyst at Donaldson, Lufkin & Jenrette and went on to work at Merrill Lynch and SG Warburg & Company before heading the Global Financial Institutions Group at Bank of America Securities for 10 years and then being named a Vice-Chairman. Mr. Ursano subsequently became head of corporate development for Willis Group and founder and CEO of Willis Capital Markets and Advisory before going to TigerRisk Partners as President and CEO of TigerRisk Capital Markets and Advisory.

Mr. Ursano is the founder and chairman of the Industry Advisory Board of the Institute for Risk Management and Insurance Innovation at the University of North Carolina, Chapel Hill. Mr. Ursano also serves on the Board of Directors of the Morehead Cain Scholarship Fund at the University of North Carolina, Chapel Hill.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

CD&A ROADMAP

SUMMARY

Our executive compensation program is designed to attract and retain talented and experienced business leaders who drive our corporate strategies and build long-term shareholder value.

Our Compensation Committee assesses performance using pre-established measures of success that are tied to our key business strategies. This approach encourages balanced performance, measured relative to financial and non-financial goals as well as measures of shareholder value, and discourages excessive risk taking or undue leverage by avoiding too much emphasis on any one metric, or on short-term results.

2024 Achievement Highlights

Our Company had a strong year in 2024. Our share price rose over 20% from $74.83 at the end of 2023 to $90.01 at the end of 2024, the first time in our history we ended the year above $90.00, and the second year in a row our share price increased by at least 20%. In fact, our five-year and three-year TSR exceeded all three indices to which we compare ourselves.

We continued to build shareholder value, growing our shareholders' equity attributable to Assured Guaranty Ltd. per share, adjusted operating shareholders' equity per share*, and adjusted book value per share* to new highs of $108.80, $114.75 and $170.12, respectively. Our U.S. GAAP net income attributable to Assured Guaranty Ltd. per share of $6.87 and our adjusted operating income per share* of $7.10 were the third and second highest, respectively, in our history.

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* Adjusted operating shareholder's equity, adjusted book value and adjusted operating income are non-GAAP financial measures. An explanation of these measures, which are considered when setting compensation for our senior leadership team, and a reconciliation to the most comparable U.S. GAAP measures, may be found on pages 89 and 91 to 94 of our Annual Report on Form 10-K for the year ended December 31, 2024. In addition, please refer to the section entitled "Forward Looking Statements" following the cover of that Annual Report on Form 10-K.

Our results were driven by our dedicated pursuit of all of our primary business strategies:

We achieved robust new business production in our insurance segment as well as reached a milestone in our insurance segment loss mitigation efforts.

- We achieved GWP of $440 million and PVP* of $402 million in 2024.

- In U.S. public finance, our primary market, we produced $259 million of GWP and $270 million of PVP in 2024. This was 23% more GWP and 27% more PVP than we produced in this market in 2023, and our highest totals in these markets in four years. We insured 4.8% of all new municipal bond issues by par, outperforming our 10-year average of par penetration rate of 4.2%. Our penetration rate of the same market by transaction count in 2024 was 9.2%, our highest level in the last decade. We guaranteed 48 U.S. municipal transactions with more than $100 million of par (for only the second time since 2009) and six U.S. municipal transactions with over $500 million of par. The most notable transaction was $1.13 billion on Brightline Florida Passenger Rail, which represented our Company's largest global infrastructure transaction since 2008 and was recognized as the "Deal of the Year" and "Innovative Financing Winner" by the Bond Buyer.

- In the global structured finance market, we produced $45 million of GWP and $65 million of PVP.

- In the non-U.S. public finance market, we generated $136 million of GWP and $67 million of PVP.

- We pursued further opportunities in Australia, New Zealand and Asia by opening an office in Australia and one in Singapore.

- We made further inroads in continental Europe and continue to view it as an area of opportunity.

- We successfully concluded our defense of litigation filed against us in 2011 by Lehman Brothers International (Europe) (in administration), which we refer to as LBIE, in respect of a number of credit default swaps relating to residential mortgage-backed securities and other obligations. LBIE asserted we owed a termination payment of approximately $1.4 billion. We made counterclaims, including for approximately $25 million that LBIE owed us, defended the case in a bench trial that resulted in a judgment in our favor and successfully litigated all the appeals filed by LBIE. In February 2025, we received cash and other receivables totaling approximately $103 million in full satisfaction of the judgment awarded and claims for attorneys' fees, expenses and interest.

- We continued to reduce our residual exposure to settled Puerto Rico credits during 2024. We sold approximately $380 million par of our remaining CVI securities at significantly appreciated pricing during the year, locking in an inception-to-date realized investment gain of $48 million. We also paid down the remaining grantor trusts set up as part of an earlier Puerto Rico settlement, eliminating over $200 million of below investment grade insured Puerto Rico exposure.

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* PVP is a non-GAAP financial measure. An explanation of this measure, which is considered when setting compensation for our senior leadership team, and a reconciliation to the most comparable U.S. GAAP measure, may be found on pages 94 and 95 of our Annual Report on Form 10-K for the year ended December 31, 2024. In addition, please refer to the section entitled "Forward Looking Statements" following the cover of that Annual Report on Form 10-K.

We made great strides in our capital management efforts, once again repurchasing approximately $500 million of our shares in 2024 and also combining our two U.S. insurance companies for greater capital efficiency

- We repurchased 11% of our Common Shares outstanding at December 31, 2023, exceeding our 2024 target of repurchasing $500 million of our shares, further managing our excess capital.

- In total, we returned approximately $570 million to our shareholders in 2024 – $502 million by repurchasing 6.2 million of our shares and $68 million through dividends.

- Since the establishment of our capital management program twelve years ago, we have distributed approximately $6.2 billion to our shareholders through Common Share repurchases and dividends, and we repurchased approximately 77% of our Common Shares outstanding at December 31, 2012, which was just before we began our Common Share repurchase program

- During 2024, we further rationalized our capital structure by successfully combining our two U.S. insurance companies into one larger U.S. insurance company, Assured Guaranty Inc., which we refer to as AG. The combination allows us to make more efficient use of our capital in our U.S. insurance operations and better positions us as a larger insurer with a more diversified insured portfolio, larger capital base, and greater claims-paying resources. The combination also reduces our financial reporting and regulatory burdens. This was one of several strategic moves we have made in recent years that better position us for growth and corporate efficiencies.

- This rationalization of our capital structure combined with our normal operations allowed us to release $897 million from our insurance operating companies to our holding companies in 2024, 50% more than our average over the previous nine years (2015-2023) and 47% more than in 2023. That capital release helped support our capital management plan and included $400 million of "special dividends" from the U.S. insurance companies to the holding companies, comprised of a $100 million AGM stock redemption and a $300 million AG stock redemption.

We advanced our goal for the asset management business of diversifying our earnings and participating in an earnings stream independent of the risk-based premiums generated by our financial guaranty business.

- We increased the segment adjusted operating income from our asset management segment by approximately 65%.

- In terms of cash flow, in 2024 our holding companies received their first substantial distribution from the asset management business unrelated to covering intercompany expenses.

- We have met nearly 80% of our undertaking to commit $1 billion to alternative investments managed by Sound Point.

We successfully increased the diversification of our investment portfolio and our opportunity for increased income from that portfolio by increasing the amount we have alternative investments.

- We increased the amount of our alternative investments by approximately 20%, from $739 million at year-end 2023 to $884 million at year-end 2024, based on market value.

- With an annualized inception-to-date internal rate of return of approximately 13%, our alternative investments are on track to create more income over their anticipated holding periods than a similar amount of our other fixed-income investments would.

- We facilitated our ability to make additional alternative investments in the future by (1) managing insurance regulatory requirements, including by transferring some of our alternative investments out of our U.S. insurance companies and (2) freeing up fresh capital that could be deployed.

We achieved these results despite a difficult operating environment driven by tighter credit spreads throughout 2024 than we had expected. We also continued to face pricing competition in certain segments of the U.S. public finance financial guaranty market from another financial guaranty insurer.

The achievements described in this section in the face of the difficult market environment were important considerations for our Compensation Committee in determining the compensation of our CEO and other named executive officers for the 2024 performance year.

Our Total Shareholder Return

As illustrated in the graph and table below, our five-year TSR, with all dividends reinvested, exceeded the TSR of all the indices or groups to which we compare ourselves, by between 6 and 29 percentage points. We believe the extraordinary performance of our five-year TSR reflects the market's confidence in the direction our CEO and the rest of the senior leadership team is leading our Company.

The table and chart below depict the cumulative TSR in dollars on our Common Shares from December 31, 2019 through December 31, 2024, relative to the cumulative TSR of the S&P 500 Stock Index, S&P 500 Financials Stock Index and Russell Midcap Index - Financials, over the same period. The table and chart depict the value on December 31 of each year from 2019 through 2024, of a $100 investment made on December 31, 2019.



Calculated from total returns published by Bloomberg.

Cumulative TSR from 12/31/2019 to	Assured Guaranty	S&P 500 Stock Index	S&P 500 Financials Stock Index	Russell Midcap Index - Financials
12/31/2019	100.00	100.00	100.00	100.00
12/31/2020	66.06	118.39	98.24	104.94
12/31/2021	107.25	152.34	132.50	142.56
12/31/2022	135.35	124.73	118.49	124.74
12/31/2023	165.83	157.48	132.83	141.07
12/31/2024	202.43	196.85	173.35	184.55

Another way to analyze our TSR is to look at various length periods ending on December 31, 2024. The charts below depict the cumulative TSR on our Common Shares over the five-, three- and one-year periods through December 31, 2024, relative to the cumulative TSR of the S&P 500 Stock Index, Russell Midcap Index - Financials, and S&P 500 Financials Stock Index. As illustrated by these charts, we outperformed all of the indices to which we compare ourselves over the last five- and three- year periods, although the indices marginally outperformed us over the one-year period.





Calculated from total returns published by Bloomberg.

2024 Results Against Financial Performance Targets

In 2024, we exceeded two of the five financial performance goals set by the Compensation Committee (core operating income per diluted share and core operating ROE) and underperformed on three and we came close on core operating shareholders' equity per share, achieving 99.7% of that goal. On the other hand, while this was the second year in a row in which our PVP exceeded $400 million, we fell short of the ambitious $485 million PVP goal established by the Compensation Committee, due in part to continued narrow credit spreads. Because PVP generated during a year impacts the change over that year in our unearned premium reserve, an important component of our core adjusted book value per share, the PVP shortfall was the primary reason we were also short of the goal established by the Compensation Committee for core adjusted book value per share.

Despite core operating shareholders' equity per share and core adjusted book value per share landing just shy of the 2024 target, both financial performance measures exceeded the 2023 actual results.

Financial Performance Measures[1]	2024 Targets	2024 Results	Below Target	Above Target
Core Operating Income per Diluted Share	$7.00	$7.22		
Core Operating Return on Equity	6.6%	6.7%		
Core Operating Shareholders' Equity per Share	$115.08	$114.74		
Core Adjusted Book Value per Share	$171.66	$170.25		
PVP	$485 million	$402 million		

(1)   All five targets are based on non-GAAP financial measures and four of the five are labeled "core" to distinguish them from similar non-GAAP financial measures. The four "core" measures have been adjusted to exclude the impact of consolidating certain variable interest entities and similar entities, which we refer to as VIEs, while the similar non-core measures have not been so adjusted. We include below on page 68 under "Non-GAAP Financial Measures" a description of the adjustments we make to the most comparable U.S. GAAP financial measures to arrive at these "core" measures.

Snapshot of Our CEO's 2024 Compensation

The total compensation awarded by the Compensation Committee to Mr. Frederico for 2024 was less than the total compensation they awarded to him for 2023.

Mr. Frederico's non-incentive compensation, consisting of his salary, has remained unchanged since 2017.

For 2024, 90% of Mr. Frederico's compensation constituted incentive compensation: 23% of his compensation was in the form of a performance-based cash incentive that was awarded based on measuring his performance against financial performance targets and non-financial objectives set at the beginning of the year, and 67% was in the form of long-term equity-based incentive, with 60% of that equity award dependent on performance relative to our pre-established objectives for three-year period covering 2025 to 2027.

• Mr. Frederico's performance-based cash incentive compensation for the 2024 performance year decreased by 13.7%, largely as a function of the financial performance goal scores awarded by our Compensation Committee. We met two of the five financial performance goals established by our Compensation Committee, but we fell short of three goals (although we came quite close on one of those three). In the two instances where the financial performance results were above target but below the results from the previous year[1], our Compensation Committee chose to fully exercise its negative discretion and reduce the unweighted scores awarded on those measures to 100% rather than what they would have been otherwise. In the other three instances, our Compensation Committee awarded Mr. Frederico unweighted scores below 100%, consistent with the performance results for such goals. As a result, the weighted score on his financial performance goals was 64.6%, considerably below his score of 78.8% for 2023. Due in large part to this reduction, his total achievement score of 120.7% for 2024 was also down from his total achievement score of 139.9% for 2023, resulting in the decrease in his cash incentive payout from the prior year by 13.7%.

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[1]   As discussed on page 35 under "Executive Compensation Program Structure and Process -- 2024 Financial Performance Score Measures," the Compensation Committee set these targets above what the 2023 results would have been excluding two one-time events increasing the 2023 results, but below the actual 2023 results including the impact of those two one-time events.

- Our Compensation Committee considered the appropriate amount of long-term incentive equity compensation to award Mr. Frederico and concluded that, in recognition of his long-term strategic leadership of our Company, it was appropriate that Mr. Frederico's long-term incentive equity remain the same as the prior year. In particular, the Compensation Committee considered his leadership of (a) our highly successful capital management program, (b) our initiative to participate in earnings streams other than financial guaranty premiums, which began to bear fruit in our asset management segment in 2024, and (c) the diversification of our investment portfolio into alternative investments with their potential for increased yields. The Compensation Committee's determination also reflects its strong desire that Mr. Frederico provide his continued leadership as we continue to pursue those long-term strategies as well as his leadership in helping us to carefully and incrementally expand our primary financial guaranty insurance product into new geographic areas (including Asia and Australia) and asset classes.

Mr. Frederico's compensation packages for 2023 and 2024 were composed of the following:



[1] Represents the Compensation Committee's target nominal value.

	2023 Performance Year Compensation	2024 Performance Year Compensation	Change from 2023 to 2024	
Fixed Compensation — Base Salary [1]	$1,250,000	$1,250,000	— %	↔
Incentive Compensation				
Cash Incentive Compensation	$3,496,050	$3,016,793	(13.7)%	↓
Long-Term Performance-Based Equity	$5,250,000 [2]	$5,250,000 [2]	— %	↔
Long-Term Time-Based Equity	$3,500,000 [2]	$3,500,000 [2]	— %	↔
Total Direct Compensation	$13,496,050	$13,016,793	(3.6)%	↓

(1)   Mr. Frederico's base salary for each of the 2024 and 2023 performance years was established at the beginning of such performance year, in February. Accordingly, Mr. Frederico's 2024 base salary was established in February 2024. Mr. Frederico's salary has remained unchanged for the past eight years; his last salary increase was in 2017.

(2)   Represents our Compensation Committee's target nominal value for the relevant performance year. The number of units granted is calculated by dividing such value by the average closing price on the NYSE of a Common Share over the 40 consecutive trading days ending on the date of grant.

The compensation package presented in the table above is different from the SEC-required disclosure in the Summary Compensation Table below and is not a substitute for the information in that table. Rather, it is intended to show how our Compensation Committee linked Mr. Frederico's compensation and its components to our performance results and his achievements for the prior year.

EXECUTIVE COMPENSATION PROGRAM STRUCTURE AND PROCESS

Overview of Philosophy and Design

Our executive compensation program applies to our CEO, each of our other executive officers, and the rest of our senior leadership team. Portions of our executive compensation program also apply to other senior managers who do not report directly to our CEO. Our Compensation Committee considers market pay practices when setting compensation for our senior leadership team to assess the overall competitiveness and reasonableness of our executive compensation program. Our Compensation Committee believes compensation decisions are complex and require a deliberate review of a number of factors, including Company and individual performance, individual experience, scope of the individual's role, criticality of the role to the Company, internal equity, and comparator compensation levels. Our compensation philosophy is to use a balanced and disciplined approach to pay for performance over the long-term, as well as on an annual basis. Our performance considerations include both financial and non-financial measures for our Company, line of business, and the individual. We believe our compensation philosophy promotes an equitable and well-balanced approach to compensation, and our executive compensation program is designed to recognize and reward outstanding achievement and to attract, retain and motivate the talented individuals needed to lead and grow our Company's business. We maintain an ongoing dialogue with our shareholders and incorporate their feedback into our program so that the program is aligned with their interests.

The guiding principles of our program are:

Pay for Performance	**Accountability**	**Alignment**	**Retention**
by providing an incentive for exceptional performance and the possibility of reduced compensation if executives are unable to successfully execute our strategies	for short-and long-term performance	with shareholder interests	of highly qualified executives with financial guaranty and alternative investment experience

We Align Pay With Performance

Our program rewards the performance of our senior leadership team, who are directly responsible for our operational results, with a higher proportion of variable, performance-based compensation than it rewards lower level executives. We use a mix of variable at-risk compensation with different time horizons and payout forms to provide an incentive for both annual and long-term sustained performance, in order to maximize shareholder value in a manner consistent with our Company's risk parameters. Our Compensation Committee assesses the performance of our senior leadership team from both a financial and a non-financial perspective, using pre-established goals.

Members of our senior leadership team are eligible to receive an annual cash incentive, which is based on their performance against pre-established goals over the previous year. They may also receive a long-term equity incentive, the majority of which is performance-based and the remainder of which is time-based; all the equity incentives granted to the senior leadership team as part of the regular executive compensation program cliff vest at the end of a three-year period. The long-term equity incentive is structured to encourage retention and a long-range mindset.

Executive Compensation Is Closely Tied To Long-Term Performance

Our compensation program is structured with upside potential for superior executive achievements, but also the possibility of reduced compensation if members of our senior leadership team do not successfully execute our Company's strategies. By increasing our senior leadership team's motivation to enhance shareholder value over the long term, our compensation program aligns their incentives with shareholder interests.

For the 2024 performance year, we maintained the same structure for the compensation package for our senior leadership team as we did for the 2023 performance year (and, as discussed on page 47, this year our Compensation Committee awarded special retention awards to our Chief Operating Officer and our General Counsel in support of our ongoing succession planning activities):

Principal Elements of Executive Compensation Package	Purpose
Base Salary	Based on responsibilities, skill set and experience, and market measures
Cash Incentive Compensation	Cash reward for performance against annual financial performance targets and progress against strategic non-financial objectives that we expect to drive our growth over the medium- to long-term
Equity Incentives	60% in performance-based restricted share units, which we refer to as PSUs, that may be earned over a 3-year performance period based on performance targets, and which cliff vest at the end of the 3-year performance period if particular performance targets are achieved, with half of the PSUs (or 30% of the long-term equity incentive) being based on growth in our Core Adjusted Book Value per share, and half of the PSUs (or 30% of the long-term equity incentive) being based on our TSR relative to the 55th percentile of the Russell Midcap Index - Financials. 40% in restricted share units, which we refer to as RSUs, that cliff vest at the end of a 3-year period

Shareholder Outreach on Our Executive Compensation Program

We actively engage with our shareholders to obtain their feedback on our executive compensation program.

In May 2018, after negative recommendations from two leading proxy advisory firms, only 60% of the Common Shares voting approved our say-on-pay proposal. Following that 2018 say-on-pay vote, we sought to engage with our shareholders with respect to the changes we proposed to make to our executive compensation program in response to the vote recommendations from two leading proxy advisory firms and the say-on-pay result, and based on advice from FW Cook. As part of that process and our continued dialogue with shareholders, we contacted holders of an aggregate of over 77% of our Common Shares (which comprised every shareholder holding more than 0.16% of our outstanding shares). Based on the feedback from our shareholders and advice from FW Cook, we made a number of structural changes to our executive compensation program in 2019:

- With respect to the short-term cash incentive compensation, we reduced the CEO's target individual cash multiple to 2.0x from 2.5x and introduced negative discretion for scoring the achievement of financial performance targets that were set below prior year actual results.

- With respect to the long-term equity compensation, we increased the amount dependent on performance measures from 50% to 60% and introduced the two new types of PSUs described above.

- We also ended our reimbursement of executives for the cost of financial planning.

In May 2019, after we made these structural changes to our executive compensation program, investors holding over 93% of the Common Shares voting approved our say-on-pay proposal at our Annual General Meeting. Our shareholders have continued to support our compensation program, with investors holding over 83% and 82% of our Common Shares voting to approve our say-on-pay proposal at our Annual General Meetings in May 2023 and May 2024, respectively.

We engage with our investors year-round through active outreach and responsiveness to inbound inquiries led by our Investor Relations team. We also conduct additional targeted outreach ahead of our annual general meeting each year, and otherwise as needed. This year, beginning in November 2024, we contacted holders of more than 95% of our outstanding Common Shares (which comprised every shareholder holding more than 0.1% of our outstanding Common Shares other than individuals who were not our directors or executive officers)[2]. The holders of approximately 87% of our Common Shares expressed satisfaction with the current program or declined the opportunity to engage about it. More specifically, holders of nearly 29% of our Common Shares expressed satisfaction with the executive compensation program or indicated they had no issues with the current program; holders of more than 16% of our Common Shares responded that they did not need to speak with us because they had no concerns about our executive compensation program; and holders of about 42% of our Common Shares did not respond. Our executive compensation program has remained basically the same from last year.

The Decision-Making Process

Our Compensation Committee, composed solely of independent directors, is responsible for all decisions regarding the compensation of our senior leadership team, including our CEO. Our Compensation Committee works closely with the Chair of our Board, management, and FW Cook to examine pay and performance matters throughout the year, and consults with our Board prior to making final compensation decisions.

Our Compensation Committee conducts in-depth reviews of performance and then applies judgment to make compensation decisions. Our Compensation Committee believes its process, described below, is an effective way to assess the performance, risk management and leadership demonstrated by Mr. Frederico and other members of our senior leadership team.

- In August, the full Board (including the members of the Compensation Committee) reviews our year-to-date performance against our business plan.

- In November, our Compensation Committee (a) reviews (i) the progress of our CEO against his pre-established performance goals and objectives as well as (ii) proposed performance goals and objectives for the senior leadership team for the upcoming year; (b) preliminarily approves the metrics and goals in our performance framework for the upcoming year; and (c) begins to formulate its compensation decisions for current year performance. The metrics and goals our Compensation Committee preliminarily sets in November for the upcoming year are based in part on estimates of the full-year performance, and are finalized the following February.

- In February, our Compensation Committee meets twice. It first meets in early February to review our final results and to evaluate the performance of members of our senior leadership team for the previous calendar year, which we refer to as the performance year, against that performance year's goals. Our Compensation Committee formulates its preliminary compensation decisions for members of the senior leadership team with respect to that year's performance, along with the performance goals for each member of our senior leadership team for the upcoming year. Later in February, our Compensation Committee discusses with other Board members its preliminary compensation decisions for the previous year and the performance goals for each member of our senior leadership team for the upcoming year, and then makes its final decisions with respect to those matters. Our CEO is not present when our Compensation Committee goes into executive session to evaluate his performance and determine his compensation.

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[2] Shareholdings described in this paragraph are approximate and based on the best information available to us as of March 7, 2025, the record date for the Annual General Meeting.

In making its compensation decisions, our Compensation Committee follows a five-step approach:

Step 1:
Establish financial performance goals and non-financial objectives.

- At or prior to the beginning of each performance year, our Compensation Committee discusses our Company's business plan at length and establishes corporate financial goals for the upcoming performance year.
- Our Compensation Committee also discusses the strategic direction of our Company and establishes non-financial objectives it expects to drive our growth over the medium to long term.

Step 2:
Assess Company Performance.

- Our Compensation Committee reviews our corporate financial performance targets for the performance year and discusses our full-year financial and strategic performance at length, seeking to understand what was accomplished relative to established objectives, how it was accomplished, and the quality of the financial results.

Step 3:
Review the individual performance and contributions of each member of our senior leadership team.

- Our Compensation Committee reviews the individual performance objectives for our CEO and each other member of our senior leadership team.
- Our Compensation Committee assesses each person's performance and contributions.
- Our Compensation Committee considers individual performance assessments and compensation recommendations from our CEO or the members of our senior leadership team other than our CEO.
- Our Compensation Committee reviews succession planning and retention issues in this unique segment of the financial services industry.

Step 4:
Analyze trends among comparison companies.

- Our Compensation Committee considers market pay levels and trends based on information FW Cook provides about comparison companies.

Step 5:
Seek input from the independent consultant concerning CEO and other executive officer pay.

- Our Compensation Committee considers FW Cook's analysis of the compensation paid to the CEO and other executive officers in our executive compensation comparison group when evaluating the compensation of our senior leadership team. The role of FW Cook is described in more detail below under "Compensation Governance—the Role of the Independent Consultants."

Components of Our Executive Compensation Program

For the 2024 performance year, the compensation package for our senior leadership team again consists of three principal elements: base salary, cash incentive compensation and long-term equity incentives. Our practice is to review the components of our executive compensation package separately and monitor the total of the various components. We consider each component and the total against our compensation objectives described in "Overview of Philosophy and Design." Decisions related to one compensation component (*e.g.,* cash incentive compensation) generally do not materially affect decisions regarding any other component (*e.g.,* long-term equity incentives) because the objectives of each element differ. Due to the seniority of the members of our senior leadership team, variable pay elements are emphasized, but no specific formula, schedule or structure is currently applied in establishing the percentage of total compensation delivered to the members of our senior leadership team through any particular compensation element.

This year, our Compensation Committee granted special retention awards to our Chief Operating Officer and our General Counsel, as described under "Special Retention Awards" on page 47, in support of our ongoing succession planning activities. The Compensation Committee does not consider these awards to be regular components of our executive compensation program.

Base Salary

Our Compensation Committee establishes the base salary of each member of our senior leadership team in consultation with FW Cook. We believe base salary is necessary to attract and retain key executives by providing appropriate compensation that is based on position, experience, scope of responsibility and performance. Base salary provides liquidity to each member of our senior leadership team and balances the levels of guaranteed pay with at-risk pay to properly manage our compensation-related risk. The amount is based on the responsibilities, skills and experience of each member of our senior leadership team, as well as market measures. The level of the base salary of each member of our senior leadership team reflects our Compensation Committee's view of the contribution that executive has consistently made to our Company's success over several years, the continuing importance of that executive to our Company's future, and the difficulty and expense of replacing that executive with one of a similar caliber. Our Compensation Committee does not guarantee salary adjustments on an annual basis; in fact, our CEO's base salary was last adjusted in February 2017. Base salary is set toward the beginning of the year and is paid to each member of our senior leadership team for ongoing service and performance throughout the year. For the 2024 performance year, our Compensation Committee established the base salaries of our senior leadership team in February 2024.

Cash Incentive Compensation

Unlike base salary, which is set at the beginning of the year in which it is paid, cash incentive compensation is determined after the end of the performance year to which such compensation relates. For the 2024 performance year, our Compensation Committee determined the amount of the cash incentive compensation in February 2025.

Our Compensation Committee uses a formula to award cash incentive compensation in order to enhance the transparency of our process. The amount of cash incentive compensation is determined based on the extent to which the executive officers achieve certain pre-established performance targets; 67% is tied to the achievement of five financial performance targets and 33% is tied to the achievement of non-financial objectives.

Our Compensation Committee considers the five financial performance targets to be important in assessing our Company and the performance of the executive officers, with each target having a weighting of 13.4% (for a total of 67%).

Similar to the financial performance goals, the non-financial objectives also relate to matters that are important to our business. Our Compensation Committee believes the qualitative objectives are necessary to fully evaluate the annual achievements that benefit our shareholders, and it does not individually weight the non-financial objectives because it believes it is more appropriate to evaluate the level of achievement of all of the non-financial objectives in their totality.

We provide a diagram of our formula for awarding our annual cash incentive compensation below:



Core Oper. Income Per Dil. Share[1]
Core Oper. Return on Equity[1]
PVP[1]
Financial Goal Achievement Score[1]
67%
Core Oper. Shareholder's Equity per Share[1]
Core Adj. Book Value per Share[1]
Annual Achievement Score
X
Target Cash Incentive Amount[1]
=
Annual Cash Incentive Payment
33%
Non-Financial Objectives Achievement Score
[1] All unweighted scores expressed as a percent from 0% to 200%.
[2] Target cash amount equals base salary times the target multiple, 2x for all executive officers.

The financial performance targets for 2024 for all the executive officers, including Mr. Frederico, our CEO, are set out below. The non-financial objectives for Mr. Frederico are set out below under "CEO Performance Review — Cash Incentive —Mr. Frederico's Non-Financial Objectives", while certain of the non-financial objectives for the named executive officers other than Mr. Frederico are discussed below under "Compensation Decisions of Other Named Executive Officers." For the 2024 performance year, the financial performance targets and the non-financial objectives for the named executive officers were established in February 2024, and our Compensation Committee determined the extent to which they had been satisfied in February 2025.

The five financial goals are based on non-GAAP financial measures and four of the five are labeled "core" to distinguish them from similar non-GAAP financial measures. The four "core" measures have been adjusted to exclude the impact of consolidating certain variable interest entities and similar entities, which we refer to as VIEs, while the similar non-core measures have not been so adjusted. We include below on page 66 under "Non-GAAP Financial Measures" a description of the adjustments we make to the most comparable U.S. GAAP financial measures to arrive at these "core" measures.

<p align="center">2024 Financial Performance Measures</p>

Core operating income per diluted share	Enables us to evaluate the amount of income on a per share basis we are generating in our business without certain items, such as non-economic fluctuations and movements in fair value, foreign exchange movements related to long dated receivables and payables, and other adjustments, as well as removes the impact of consolidating VIEs.
Core operating ROE	Represents core operating income for a specified period divided by the average of core operating shareholders' equity at the beginning and the end of that period. This measure enables us to evaluate our return on equity, excluding items such as non-economic movements in fair value.
Core operating shareholders' equity per share	Presents our equity excluding non-economic fair value adjustments as well as the impact of consolidating VIEs, on a per share basis. Core operating shareholders' equity per share is the basis of the calculation of core adjusted book value, which we refer to as Core ABV, per share, as described below.
Core ABV per share	Reflects our core operating shareholders' equity, plus deferred premium revenue on financial guaranty contracts in excess of expected losses to be expensed, plus future estimated revenues from contracts other than financial guaranty insurance contracts (such as specialty insurance contracts and credit derivatives), less deferred acquisition costs, as well as removes the impact of consolidating VIEs, on a per share basis. This measure enables us to measure our intrinsic value, excluding our franchise value.
PVP	Represents the estimated present value of new business production in our insurance segment. PVP takes into account upfront premiums and the present value of estimated future installment premiums on all new contracts written in a reporting period.

At the beginning of a performance year, our Compensation Committee assigns each executive officer an Individual Target Cash Incentive Amount, which is calculated as a multiple of that executive's base salary, and which we refer to as the Individual Target Cash Incentive Multiple. The amounts of the base salary and Individual Target Cash Incentive Multiples are set based on the executive's position and level of responsibility, historic pay level, importance to the future strategic direction of our Company and FW Cook's advice about the compensation practices of companies in our comparison group.

For the 2024 performance year, our Compensation Committee assigned each of the named executive officers an Individual Target Cash Incentive Multiple of 2.0x, the same as last year.

Then, at the end of a performance year, for each executive officer, our Compensation Committee calculates and aggregates the weighted achievement scores for the financial performance measures and the individual non-financial objectives. When assessing the level of achievement and assigning scores for the year, our Compensation Committee takes into account the difficulty of achieving particular targets or objectives. For each financial performance measure, our Compensation Committee may assign an achievement score of up to 200% for outstanding performance and down to 0% for performance below target, based on its view of the level of achievement attained for such financial performance target; the same scoring system applies for the non-financial objectives, taken as a whole. With the weightings our Compensation Committee has established for each component of the calculation aggregating 100% overall, the maximum total overall weighted score achievable is 200%, and since the Individual Target Cash Incentive Multiple for each of our named executive officers is 2.0x, the maximum short-term incentive opportunity for each of our named executive officers is 4x their base salary. For the 2018 performance year, in response to the previous year's say-on-pay vote result, shareholder feedback and the advice of FW Cook, our Compensation Committee reduced Mr. Frederico's Individual Target Cash Incentive Multiple to 2.0x from 2.5x, thereby reducing his maximum short-term incentive opportunity to 4x his base salary from 5x his base salary. Our Compensation Committee has maintained Mr. Frederico's Individual Target Cash Multiple at 2.0x since then, and Mr. Frederico's salary has remained unchanged for the past eight years; his last salary increase was in 2017. As a result, Mr. Frederico's maximum short-term incentive opportunity has remained unchanged since the 2018 performance year.

Because there is a maximum score of 200% and a weighting of 13.4% for each financial performance measure for our executive officers, there is a maximum score for each performance measure of 26.8% for those officers, no matter how high the performance measure result is. While this approach results in a maximum for each financial performance measure, in order to enhance transparency, the Compensation Committee has adopted a defined maximum for each of the relevant measures for the 2025 performance year that it would take to achieve a maximum score of 200% for that measure.

Our Compensation Committee retains the discretion to reduce the non-equity incentive payout in the event a target is achieved or exceeded but the target was set below the prior year result, capping the score for achieving such target at 100%. This year our Compensation Committee fully exercised this negative discretion with respect to the two financial performance measures where the 2024 results were above 2024 targets but below the prior 2023 actual results, specifically core operating income per diluted share and ROE.

Setting Financial Performance Targets

In 2015, our Compensation Committee selected the five financial performance measures that we still use based on the unique earnings model of the financial guaranty industry. Our Compensation Committee reconsiders each year whether these measures are the appropriate ones to use in light of our Company's business. Our Compensation Committee believes our progress measured against the financial performance measures it established will, over the long term, result in optimal total shareholder return.

Each year our Compensation Committee sets our financial performance targets at levels it views as challenging based on the projected operating results in our annual business plan. The goals and our business plan acknowledge the unique long-term nature of our financial guaranty insurance business and that the required accounting treatment and operations of a financial guaranty insurer are distinct from other insurance product lines.

Setting Formal Financial Performance Thresholds and Maximums for the 2025 Performance Year

While the Compensation Committee did not set formal thresholds or maximums for its financial performance measures for the 2024 performance year or previous years, it believes its current approach to scoring establishes a maximum, because there is a maximum score of 200% for each financial performance measure. The Compensation Committee has adopted formal thresholds, targets and maximums for each financial performance measure for the 2025 performance year in order to enhance transparency and the direct linkage between performance and pay. Pursuant to this refinement, achievement during the 2025 performance year below the threshold for any financial performance measure will result in a score of 0 for that measure, achievement of the threshold will result in a score of 25% for that measure, achievement of the target will result in a score of 100% for that measure, and achievement of the maximum will result in a score of 200% for that measure, with straight-line interpolation between the threshold and the target or the threshold and the maximum, as the case may be. Beginning with our 2026 proxy statement for the 2025 performance year, we intend to include the threshold and maximum values for each financial performance measure to further enhance transparency.

Core Operating Income per Diluted Share and Core Operating Return on Equity*.* Our Compensation Committee set the financial performance targets for core operating income per diluted share and core operating return on equity for the 2024 performance year above what the 2023 results would have been exclusive of two significant one-time events that were significantly accretive to each of these financial performance measures in 2023: (1) the contribution of substantially all of our asset management business to Sound Point Capital Management, LP, for an approximately 30% interest in the combined entity, along with the separate sale of the remainder of our asset management business, which generated a pre-tax gain of $222 million, in 2023, net of expenses; and (2) the establishment of a deferred tax asset and corresponding benefit of $189 million related to a Bermuda tax law enacted in December 2023. The Compensation Committee calculated what the 2023 actual results would have been for the two financial performance measures without these two events, and set the 2024 targets for the financial performance measures above the 2023 results after those adjustments, but below what the actual 2023 results were including the impact of these events. (It is worth noting that the Compensation Committee also chose to exclude the impact of the establishment of the substantial deferred tax asset on the financial performance measures for the 2023 performance year given that benefit did not reflect any particular efforts of the executive officers.) The Compensation Committee believes the 2024 targets it set for those measures remained particularly challenging when considering the unique earnings model of the financial guaranty insurance industry.

When a financial guarantor writes a new financial guaranty policy, it does not earn the full amount of the premium immediately; rather, when a policy is written, the upfront premium it receives (plus the present value of future premiums) is recorded on its balance sheet as the unearned premium reserve, which we refer to as deferred premium revenue (reported as a component of unearned premiums reserve, which we refer to as UPR). This UPR is earned over the term of the insured obligation, often as long as 20, 30 or even 40 years. For example, only approximately 5% of the premiums we earned in 2024 related to new financial guaranty policies we wrote in 2024, and the rest was earned from our previously established deferred premium revenue. Because the volume and pricing of new financial guaranty business written in a particular year has only a small impact on premium earnings for that year, most of our operating income from our core financial guaranty business may be forecast based on projections with respect to the very significant deferred premium revenue that we earn as our insured portfolio amortizes.

Despite the relative predictability of the contribution of premium earnings from our financial guaranty business to our core operating income per diluted share and core operating return on equity, we consider the financial performance goals we set for these measures to be challenging due to potential uncertainties in the broader market and environment. Those uncertainties include unexpected loss development, the level of refunding activity, unexpected mark-to-market movements of alternative investments, and unexpected changes to reinvestment rates. In addition, variability of our share price and availability of funds for share repurchases may add to the challenges of reaching these goals.

Although the Compensation Committee believes for the reasons stated above that the targets it set for the 2024 performance year for core operating income per diluted share and core operating return on equity were challenging, it still chose to fully exercise its negative discretion and reduce the unweighted achievement scores for these measures to 100% from what they would have otherwise been based on the achievement in relation to the target because the results were below prior year results.

Core Operating Shareholders' Equity Per Share and Core Adjusted Book Value Per Share. Our Compensation Committee also wants to encourage our senior leadership team to build intrinsic value in our Company over time for our shareholders, so our Compensation Committee sets targets for core operating shareholders' equity per share and core adjusted book value per share. Our Compensation Committee believes these measures best capture the long-term value we are building for our shareholders and that growth in these measures will eventually result in growth in the price of our Common Shares. Our Compensation Committee believes that core adjusted book value per share, in particular, is such an important measure of the intrinsic value we are building for our shareholders that our Compensation Committee has made this measure a component of both our short-term and long-term incentive programs. Our Compensation Committee believes that this will motivate our senior leadership team to focus on growth in this measure in both the short and long term, and that eventually growth in the price of our Common Shares will follow.

PVP. Our Compensation Committee set our 2024 PVP target 20% higher than our 2023 actual results, consistent with our annual business plan for 2024 which challenged our senior leadership team to originate more financial guaranty business in 2024 than the financial guaranty business we originated in 2023. PVP is our most direct measurement of new insurance business origination.

Calculating Cash Incentive Compensation

Based on weighted achievement scores for the financial performance targets and the individual non-financial objectives for each executive officer, the individual payouts of the cash incentive for 2024 were calculated as follows:

Annual Individual Target Cash Incentive Amount		Annual Achievement Score (a percentage from 0% to 200%)		Annual Cash Incentive Payout
(2024 Base Salary **X** 2024 Individual Target Cash Incentive Multiple)	**X**	(2024 Financial Target Achievement Score (weighted 67%) **+**	2024 Non-Financial Objective Achievement Score (weighted 33%))	**=** 2024 Cash Incentive Payout

The basic formula for determining cash incentive compensation has remained the same since our Compensation Committee developed the methodology, together with FW Cook, at the beginning of 2015, and our Company's performance on key financial measures has improved greatly since that time. Performance with respect to four out of five of the financial performance measurements applicable in both periods have improved substantially, as reflected in the table below.

FINANCIAL PERFORMANCE GOALS	2014 Results	2024 Results
Core Operating Income per Diluted Share	$2.83	$7.22
Core Operating Return on Equity	8.1 %	6.7 %
Core Operating Shareholders' Equity per Share	$37.48	$114.74
Core Adjusted Book Value per Share	$53.78	$170.25
PVP	$172 million	$402 million

The progress we have made on these fronts is the result of the leadership of Mr. Frederico and the efforts of the rest of our senior leadership team. As a result, our Compensation Committee retained the same general methodology and formulas for cash incentive compensation implemented in 2015 for Mr. Frederico and the other executive officers, although it has fine-tuned its methodology since then.

Long-Term Equity Incentives

In addition to the cash incentive compensation, our Compensation Committee awards long-term incentive compensation in the form of our Common Shares.

Like cash incentive compensation, equity incentive compensation is awarded after the end of the performance year to which such compensation relates. For the 2024 performance year, our Compensation Committee determined the amount of equity incentive compensation in February 2025.

Sixty percent of the nominal value of the award is in the form of PSUs that may be earned over a 3-year performance period based on pre-established performance targets, and cliff vest at the end of the 3-year performance period in a number of shares dependent on whether particular performance targets are achieved, and the remaining forty percent is in the form of restricted share units (which we refer to as RSUs) that cliff vest at the end of a 3-year period. Details about the individual awards are set out in "CEO Performance Review" and "Other Named Executive Officer Compensation Decisions."

For the 2025 grant with respect to the 2024 performance year that was awarded as part of our normal executive compensation program, the proportion of the long-term equity incentive comprising performance-based PSUs was again 60%, with the remainder in time-based RSUs.

Long-Term Equity Incentive



Performance-Based Restricted Share Units. Each performance-based restricted share unit, or PSU, represents a contingent right to receive up to a certain number of our Common Shares as described in the highlight boxes below. Our Compensation Committee awards PSUs with the intent of aligning executive pay with our Company's performance.

- PSUs tied to growth in our Core ABV per share over a three-year period, which we refer to as ABV PSUs; and

- PSUs tied to our TSR over a three-year period relative to the TSR of the 55th percentile of the Russell Midcap Index - Financials, which we refer to as Relative TSR PSUs.

This structure has been in place since 2019 and our Compensation Committee maintained the same basic structure for the February 2025 grants.

ABV PSUs

Our Compensation Committee believes that Core ABV per share is the best measure of the intrinsic value of our Common Shares, and that growth in Core ABV per share will eventually result in growth in the price of our Common Shares. Our Compensation Committee believes that this measure is so important that it has incorporated the measure into both its short-term cash incentive program and its long-term equity compensation program, so that the senior leadership team is motivated to grow Core ABV per share on both a short-term and long-term basis.

> Each ABV PSU represents the right to receive up to two of our Common Shares at the end of a three-year performance period, which runs from January 1 of the year of the grant to December 31 three years later, depending on the growth in Core ABV per share over the three-year performance period.
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> - The target growth rate is an aggregate of 15% over that three-year period, for which the recipient earns one Common Share for each ABV PSU.
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> - At 80% of the target growth (or 12%), which we refer to as the threshold, the recipient earns one-half of a Common Share for each ABV PSU; for growth rates below that amount, the recipient earns no Common Shares.
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> - At 120% of the target growth (or 18%) or above, which we refer to as the maximum, the recipient earns two Common Shares for each ABV PSU.
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> For Core ABV per share growth rates between the threshold and the target and between the target and the maximum, the amount of our Common Shares earned for each ABV PSU is based on straight-line interpolation.

Our Compensation Committee set the ABV PSU target growth rate based on the projected operating results in our annual business plan and after consulting with FW Cook. In setting the ABV PSU target, our Compensation Committee did not consider significant potential or theoretical strategic activities that had not been finalized or share repurchases the funding of which require regulatory approvals that have not yet been obtained, because the conditions for success are highly contingent and outside of the control of our senior leadership team. Given the outsize positive impact on our Company of the successful achievement of at least some such endeavors, our Compensation Committee believes it is appropriate for its senior leadership team to be encouraged to pursue success in these areas through the ABV PSUs. The ABV PSU performance targets (expressed as a growth rate) remain aligned with our long range plan and are unchanged from last year.

Relative TSR PSUs

Since our ultimate goal is to provide growing shareholder value, our Compensation Committee believes that our long-term equity incentive compensation should also be based on our TSR. However, recognizing that share prices may be influenced by a number of factors, our Compensation Committee decided that a relative measure of TSR was most appropriate.

Each Relative TSR PSU represents the right to receive up to 2.5 (for extraordinary performance at the 95th percentile) of our Common Shares at the end of a three-year performance period, which runs from the grant date of the award in February through the day before the third anniversary of that date, depending on the performance of our TSR over that three-year period relative to the TSR of the Russell Midcap Index - Financials, which we refer to as the Index. The performance period (which used to run from January 1 of the grant year to December 31 three years later) was changed beginning with the February 2023 grants for the 2022 performance year, to better align the U.S. GAAP value of the TSR PSUs with their target values.

- The target Company TSR for that period is the 55th percentile of the Index, for which the recipient earns one Common Share for each Relative TSR PSU.

- At the 25th percentile of the Index, which we refer to as the threshold, the recipient earns one-half of a Common Share for each Relative TSR PSU; for Company TSRs below that level, the recipient earns no Common Shares.

- A Company TSR at the 95th percentile of the Index, which we refer to as the maximum, or above earns the recipient 2.5 Common Shares for each Relative TSR PSU.

For Company TSRs between the threshold and the target and between the target and the maximum, the amount of our Common Shares earned for each Relative TSR PSU is based on straight-line interpolation.

Our Compensation Committee adopted the following additional restrictions on the Relative TSR PSUs:

- The number of Common Shares that can be earned is capped at one share per Relative TSR PSU if the Company TSR is negative, even if above the 55th percentile.

- Common Shares earned pursuant to the Relative TSR PSUs remain restricted until one year after they vest.

Our Compensation Committee selected the Russell Midcap Index - Financials as the best available comparison when it established the Relative TSR PSUs in February 2019. Our Compensation Committee believed that aspects of our business are comparable to aspects of various financial services companies, and so determined that the best benchmark for our TSR was a broad index of somewhat similarly-sized financial services companies. Our Compensation Committee made this determination after considering and rejecting a number of other options:

- Only one other financial guarantor continues to write new business, and that company is not publicly traded, so a peer group of financial guarantors is not available.

- While analysts sometimes categorize us with property and casualty insurance companies, our Compensation Committee believes that factors impacting the performance of property and casualty insurance companies are unlikely to impact our business in the same way, particularly given the unique long-term nature of our financial guaranty insurance business and the fact that the required accounting treatment and operations of a financial guaranty insurer are distinct from property and casualty and other insurance product lines.

- While the current executive compensation comparison group comprises similarly-sized companies in businesses somewhat similar to our business, many of the companies in that group are mortgage finance and property and casualty insurance and reinsurance companies and our Compensation Committee does not believe that group is an appropriate benchmark for our TSR.

In late 2021, our Compensation Committee considered whether, given changes in the Russell Midcap Index - Financials since 2019, it should change the reference index used for the Relative TSR PSUs. It chose not to make any changes.

Restricted Share Units

Each restricted share unit represents a right to receive one of our Common Shares at the end of a three-year vesting period as described below under "Incentive Plans — Assured Guaranty Ltd. 2024 Long-Term Incentive Plan."

Our Compensation Committee awards RSUs with the intent of providing members of the senior leadership team with long-term incentive compensation that increases in value as our Company achieves its strategies. Our Compensation Committee believes this incentivizes members of the senior leadership team to continue their efforts to build shareholder value over the long term.

Prior to becoming an executive officer, Mr. Rosenblum was awarded RSUs with different vesting periods from the RSUs awarded to the senior leadership team as described above. For more information on the vesting periods for these RSUs, refer to footnotes 10 through 15 to the Outstanding Equity Awards table.

Performance Retention Awards

Performance Retention Awards, which we refer to as PRA, are a form of incentive compensation we award under the Assured Guaranty Ltd. 2024 Long-Term Incentive Plan. Our executive officers do not receive PRA for their achievements as executive officers, but we have included a description of PRA in this proxy statement because a person who recently became an executive officer may have outstanding PRA grants from the years prior to them becoming an executive officer, as was the case this year.

The principal amount of each PRA grant is divided into three installments — 25%, 25%, and 50% of the grant. The performance period relating to each installment is set out in the terms of the grant.

The payment for each installment is the product of:

- Principal amount of award

- Portion of principal associated with such installment (*i.e.,* 25%, 25%, or 50%)

- 50% of the sum of 1 and the percentage change in the core ABV per share for the relevant performance period

- 50% of the sum of 1 and the core operating ROE for the relevant performance period

Of the named executive officers, Mr. Rosenblum received a cash distribution in March 2025 for the installments from his PRA granted in February 2022 and 2023 that vested on December 31, 2024. Such cash distribution is set forth in footnote 2 to the Summary Compensation Table. Although February 2014 was the last time that executive officers received grants of PRA (for achievements in 2013), Mr. Rosenblum did not become an executive officer until 2024, and therefore received PRA for his achievements in 2021 and 2022. The payouts are a function of our Company's growth in core ABV per share and core operating ROE during the relevant performance periods. In March 2026, Mr. Rosenblum will receive his last PRA payout from his last PRA grant in February 2023.

Special Retention Awards

This year the Compensation Committee made a grant of special retention awards of special restricted share units to our Chief Operating Officer and our General Counsel under the Assured Guaranty Ltd. 2024 Long-Term Incentive Plan. Each of these special restricted share units represent the right to receive one of our Common Shares at the end of a five-year cliff vesting period as described below under "Incentive Plans — Assured Guaranty Ltd. 2024 Long-Term Incentive Plan." These special retention awards were granted as part of our overall succession planning and to solidify the management team in a competitive talent environment. Our Compensation Committee believes these awards will incentivize Mr. Bailenson and Ms. Chow to remain with our Company, carry on their exemplary work, and help build shareholder value over a longer time horizon than our long-term incentive compensation awards that vest over three years. Our Compensation Committee does not consider these awards to be a normal part of our executive compensation program.

CEO PERFORMANCE REVIEW

Overview

Mr. Frederico's short-term cash incentive compensation decreased by 13.7% from the prior year, largely as a function of the financial performance target scores awarded by our Compensation Committee. While our performance exceeded two of the five rigorous financial performance targets set by our Compensation Committee at the beginning of the year, our performance fell short of the three other targets (although it came very close on one). As a result, our Compensation Committee awarded Mr. Frederico a weighted score on his financial performance targets of 64.6%, considerably below his score of 78.8% for 2023, when all but one of the five financial performance targets were exceeded. Our Compensation Committee awarded Mr. Frederico a slightly lower weighted score on his non-financial objectives for 2024, 56.1% for 2024 compared to 61.1% for 2023, reflecting that Mr. Frederico did not find a way for us to meet the rigorous growth targets our Compensation Committee set for the financial guaranty business, but also recognizing Mr. Frederico's substantial progress on all of his non-financial objectives and his strategic vision in laying the groundwork for future success by, among other things, (i) pursuing new financial guaranty opportunities in Australia, New Zealand and Asia by opening offices in Australia and Singapore; (ii) making our flagship U.S. insurance business more efficient by combining our two U.S. insurance companies into one larger company; and (iii) continuing to develop the senior leadership abilities of Mr. Bailenson and Mr. Rosenblum as they grew into their new positions as Chief Operating Officer and Chief Financial Officer, respectively, during 2024. Mr. Frederico's total achievement score for 2024 was 120.7%, substantially below his score of 139.9% for 2023.

Our Compensation Committee again chose not to increase Mr. Frederico's base salary in 2024 or 2025, so neither his base salary nor his maximum short-term incentive opportunity (which, as described above, is his 4x his base salary) has increased since 2017.

Our Compensation Committee considered the appropriate amount of long-term incentive equity compensation to award Mr. Frederico in recognition of his long-term strategic leadership of our Company, especially his leadership of (a) our highly successful capital management program, (b) our initiative to participate in earnings streams other than financial guaranty premiums, which began to bear fruit in our asset management segment in 2024, and (c) the diversification of our investment portfolio into alternative investments with their potential for increased yields, and in light of the Compensation Committee's strong desire that Mr. Frederico provide his continued leadership as we continue to pursue those long-term strategies as well as his leadership in helping us to carefully and incrementally expand our primary financial guaranty insurance product into new geographic areas (including Asia and Australia) and asset classes. Our Compensation Committee also believed that Mr. Frederico's long-term equity compensation should reflect the very strong performance of our TSR over the last three- and five-year periods, especially in comparison to the TSR of the indices against which we measure ourselves. As a result, our Compensation Committee granted Mr. Frederico long-term equity compensation with a target nominal value of $8,750,000, the same amount as it granted to him for the 2023 performance year.

As a result of the combined impact of the substantial 13.7% decrease in Mr. Frederico's short-term cash incentive in recognition of our falling short on three of the five financial performance targets we set for the 2024 performance year, holding his long-term incentive equity compensation flat to last year, and holding his base salary flat for the seventh year in a row, Mr. Frederico's $13,016,793 total compensation package for the 2024 performance year was 3.6% below his package for the 2023 performance year. Our Compensation Committee considered Mr. Frederico's total compensation package to strike the appropriate balance between our financial performance in the short term during 2024 and the promising long term trajectory of our Company under Mr. Frederico's leadership as demonstrated by the three- and five-year TSR of our Common Shares.

Mr. Frederico's total compensation for the 2024 performance year was composed of the following:

	2024 Performance Year Compensation	2023 Performance Year Compensation	Change from 2023 to 2024	
Fixed Compensation — Base Salary [1]	$1,250,000	$1,250,000	— %	↔
Incentive Compensation				
Cash Incentive Compensation	$3,016,793	$3,496,050	(13.7)%	↓
Long-Term Performance-Based Equity	$5,250,000 [2]	$5,250,000 [2]	— %	↔
Long-Term Time-Based Equity	$3,500,000 [2]	$3,500,000 [2]	— %	↔
Total Direct Compensation	$13,016,793	$13,496,050	(3.6)%	↓

(1)   Mr. Frederico's base salary for each of the 2024 and 2023 performance years was established at the beginning of such performance year, in February. Accordingly, Mr. Frederico's 2024 base salary was established in February 2024.

(2)   Represents our Compensation Committee's target nominal value for the relevant performance year. The number of units granted is calculated by dividing such value by the average closing price on the NYSE of a Common Share over the 40 consecutive trading days ending on the date of grant.

The compensation package presented in the table above is different from the SEC-required disclosure in the Summary Compensation Table below and is not a substitute for the information in that table. Rather, it is intended to show how our Compensation Committee linked Mr. Frederico's compensation and its components to our performance results and his achievements for the prior year. The base salary is paid during the performance year, while all of the components of the incentive compensation is based on achievements during the performance year and so is awarded in the first quarter of the following year.

Base Salary

Each February our Compensation Committee determines Mr. Frederico's base salary for that performance year. Consistent with our Compensation Committee's pay-for-performance philosophy, it has since 2017 chosen to maintain Mr. Frederico's base salary at $1,250,000 and to use incentive compensation to reward him for his performance, experience and contributions and to motivate him to continue his leadership.

Cash Incentive

To determine Mr. Frederico's cash incentive, as discussed above, our Compensation Committee used a formula that involved aggregating the weighted achievement scores for certain financial performance targets and individual non-financial objectives, and multiplying the result by Mr. Frederico's Individual Target Cash Incentive Amount. Please refer to the diagram and discussion found above under "Executive Compensation Program Structure and Process — Components of Our Executive Compensation Program — Cash Incentive Compensation."

Setting Mr. Frederico's 2024 Financial Performance Targets

In February 2024, our Compensation Committee established targets for five financial performance measurements for Mr. Frederico (and for each other executive officer) for the 2024 performance year. The financial performance targets were based on the business plan that our Board of Directors reviews and approves annually, and were designed to measure our progress in creating value for our shareholders. We include above under "Executive Compensation Program Structure and Process — Components of Our Executive Compensation Program" a detailed description of the financial performance measures, and why our Compensation Committee considers them to be important in assessing our Company and the performance of each executive officer. All five targets are based on non-GAAP financial measures.

Our Compensation Committee viewed all of the 2024 targets it set as challenging in light of then current market conditions and the nature of our business model. Our Compensation Committee set three of the five 2024 targets for the financial performance measurements above the 2023 actual results, while the two other 2024 targets, specifically for core operating income per diluted share and ROE, were set above what the 2023 results would have been, exclusive of two significant one-time events that were significantly accretive to each of these financial performance measures in 2023: (1) the contribution of substantially all of our asset management business to Sound Point for an approximately 30% interest in the combined entity, along with the separate sale of the remainder of our asset management business, which generated a pre-tax gain of $222 million, in 2023, net of expenses; and (2) the establishment of a substantial deferred tax asset related to a Bermuda tax law enacted in December 2023. The Compensation Committee calculated what the 2023 actual results would have been for the two financial performance measures without these two events, and set the 2024 targets for the financial performance measures above the 2023 results after those adjustments, but below what the actual 2023 results were including the impact of these events. (It is worth noting that the Compensation Committee also chose to exclude the impact of the establishment of the substantial deferred tax asset on the financial performance measures for the 2023 performance year since that benefit did not reflect any particular efforts of the executive officers.) The Compensation Committee believes the 2024 targets it set for those measures remained particularly challenging when considering the unique earnings model of the financial guaranty insurance industry.

Mr. Frederico's 2024 Financial Performance Target Scores

In 2024, we exceeded two of the five financial performance goals set by the Compensation Committee (core operating income per diluted share and core operating ROE) and underperformed on three and we came close on core operating shareholders' equity per share, achieving 99.7% of that goal. On the other hand, while this was the second year in a row in which our PVP exceeded $400 million, we fell short of the ambitious $485 million PVP goal established by the Compensation Committee, due in part to continued narrow credit spreads. Because PVP generated during a year impacts the change over that year in our unearned premium reserve, an important component of our core adjusted book value per share, the PVP shortfall caused us to achieve only 99.2% of the goal established by the Compensation Committee for core adjusted book value per share.

Despite core operating shareholders' equity per share and core adjusted book value per share landing just shy of the rigorous 2024 targets set by our Compensation Committee, both financial performance measures exceeded the 2023 actual results. The financial performance measures are explained in more detail above under "Executive Compensation Program Structure and Process — Components of Our Executive Compensation Program — Cash Incentive Compensation."

- Core operating income per share of $7.22 was over 3% above our target, but because it was below the actual 2023 results inclusive of the two significant one-time events the Compensation Committee excluded when setting the target, the Compensation Committee chose to fully exercise its negative discretion and awarded Mr. Frederico a score of 100% on this measure rather than the higher score it would have awarded otherwise.

- Core operating ROE of 6.7% was 2% above our target, but because it was below the actual 2023 results inclusive of the two significant one-time events the Compensation Committee excluded when setting the target, the Compensation Committee chose to fully exercise its negative discretion and awarded Mr. Frederico a score of 100% on this measure rather than the higher score it would have awarded otherwise.

- Core operating shareholders' equity per share fell just barely below our target, coming within 99.7% of that goal, and the Compensation Committee recognized Mr. Frederico's substantial progress toward this goal, awarding him a score of 99.7% on this measure.

- Core adjusted book value, which we refer to as Core ABV per share also fell just short of our target, coming within 99.2% of that goal, but exceeded our actual 2023 results by over 9%. The Compensation Committee recognized Mr. Frederico's substantial progress toward this goal, awarding him a score of 99.2% on this measure.

- The $402 million of PVP we produced was 17% below our goal but the second year in a row our total PVP exceeded $400 million. Given the lower credit spreads throughout the year than projected, our Compensation Committee determined this to be a laudable result, but still awarded Mr. Frederico a score of 83% on this measure.

Our Compensation Committee weighted Mr. Frederico's financial performance measurement scores in accordance with the cash incentive formula, which resulted in a weighted financial performance measurement achievement score of 64.6%:

2024 CEO Financial Performance Scorecard

	2024 Targets	2024 Results	Weighting	2024 Achievement Score		Weighted Achievement Score
Financial Performance Measurements*						
Core operating income per diluted share	$7.00	$7.22	13.4%	100.0%	[1]	13.4%
Core operating ROE	6.6%	6.7%	13.4%	100.0%	[1]	13.4%
Core operating shareholders' equity per share	$115.08	$114.74	13.4%	99.7%		13.4%
Core ABV per share	$171.66	$170.25	13.4%	99.2%		13.3%
PVP	$485 million	$402 million	13.4%	83.0%		11.1%
Total Financial Performance Measurement Achievement Score			67.0%			64.6%

[1] The Compensation Committee fully exercised its negative discretion to lower the scores to 100% for these two financial performance measures because the 2024 results were below the 2023 actual results.

_____

* The five financial performance measurements are based on non-GAAP financial measures, which are described on page 65 under "Non-GAAP Financial Measures."

Mr. Frederico's Non-Financial Objectives

Our Compensation Committee also evaluated Mr. Frederico's 2024 achievements against his 2024 non-financial objectives. Highlights of those achievements include Mr. Frederico's leadership of our multi-year capital management effort and the substantial step forward we made in that effort this year based on the way in which we combined our two U.S. insurance companies, as well as his strategic leadership in increasing our participation in earnings from sources other than financial guaranty premiums, which began to bear fruit in our asset management segment in 2024, along with the diversification of our investment earnings through alternative investments. While Mr. Frederico did not find a way for us to meet our growth targets for the financial guaranty business in 2024, the Compensation Committee noted with approval that his efforts in 2024 to carefully and incrementally expand our financial guaranty business to new geographical areas (including Asia and Australia) and asset classes that may in the future help us to grow that business. Mr. Frederico was also instrumental in helping us continue to make significant progress on human capital management and on environmental and corporate social responsibility initiatives.

Non-Financial Objectives	2024 Results
Insurance Growth — Articulate clear strategy and lead effective implementation of business plan to grow financial guaranty and related business globally • Expand U.S. public finance, global infrastructure and global structured finance financial guaranty business • Acquire bond insurance portfolios if they become available for purchase • Maintain strong financial strength ratings at insurance companies to facilitate articulated business strategies	Achieved GWP of $440 million and PVP of $402 million in 2024, as follows: *U.S. Public Finance:* • Produced $259 million of GWP and $270 million of PVP, which was 23% more GWP and 27% more PVP than we produced in this market in 2023, and our highest totals in this market in four years • As a result of increased institutional demand for our insurance, in 2024, we insured 48 transactions with more than $100 million of par, (only the second time since 2009) and six deals with more than $500 million of par, for a total par of $24 billion (a 6% increase over 2023). The most notable transaction was $1.13 billion on Brightline Florida Passenger Rail, which represented our largest global infrastructure transaction since 2008 and was recognized as the "Deal of the Year" and "Innovative Financing Winner" by the Bond Buyer. Other notable transactions insured include $920 million on JFK Terminal 6, $831 million on DASNY School District Program, $800 million on JFK New Terminal One, $596 million on Philadelphia Water, and $523 million on Thomas Jefferson University Health. • Insured 4.8% of all new municipal bond issues by par, outperforming our 10-year average par penetration rate of 4.2%, and our transaction penetration rate was 9.2%, our highest annual level in the last decade • Insured 58% of the total insured par issued in 2024, maintaining our leadership position in the industry *Global Structured Finance:* • Produced $45 million of GWP and $65 million of PVP • Expanded a product developed in 2021 to guarantee subscription finance facilities by closing 29 transactions and generating $13 million of GWP and nearly $14 million of PVP • Insured a transaction for a bank in Australia providing protection on an approximately $600 million core lending portfolio, and in furtherance of our new business growth strategy *Non-U.S. Public Finance:* • Produced $136 million of GWP and $67 million of PVP, including a strong fourth quarter production of $102 million GWP and nearly $23 million of PVP • Laid the groundwork for further growth in Australia, New Zealand and Asia by opening new offices in Australia and Singapore

Non-Financial Objectives	2024 Results
Insurance Loss Mitigation and Avoidance — Proactively manage financial guaranty portfolio to identify and avoid losses when stress develops and minimize losses when losses cannot be avoided • Use all available levers to creatively resolve Puerto Rico credits while minimizing losses to the Company	• Successfully concluded our defense of the last active financial crisis era litigation with LBIE and prevailed in our counterclaim; in February 2025, following the exhaustion of LBIE's appeals, we received cash and other receivables totaling approximately $103 million in satisfaction of the judgment awarded and claims for attorneys' fees, expenses and interest • Achieved reversal at the First Circuit of unfavorable rulings on lien scope and claim amount and reinstatement of PREPA bondholders' equitable accounting claim in the PREPA litigation • Sold approximately $380 million (par value) of Puerto Rico recovery securities with an inception-to-date realized investment gain of $48 million • Paid down the remaining grantor trusts set up as part of an earlier Puerto Rico settlement, eliminating over $200 million of below investment grade Puerto Rico insured exposure
Asset Management and Alternative Investments — Lead effective implementation of asset management and alternative investment strategies • In collaboration with Sound Point, develop strategies to enhance value of Sound Point investment, in furtherance of Assured Guaranty's strategy to diversify its sources of revenue • Improve yield on investment portfolio by directing a portion of excess capital into alternative investments	• Achieved annualized inception-to-date annualized returns of 13% on alternative investments • Achieved increase in the amount of our alternative investments by approximately 20% from $739 million at year-end 2023 to $884 million at year-end 2024, based on market value • Achieved nearly 80% of our undertaking to commit $1 billion to alternative investments managed by Sound Point
Capital Management — Articulate clear strategy to maintain optimal capital structure, considering internal risk measures and rating agency and regulatory requirements • Accumulate capital outside of insurance companies to support asset management and other strategies • Return excess capital to shareholders	• Successfully rationalized our capital structure by combining our two U.S. insurance companies into one larger U.S. insurance company, allowing us to make more efficient use of capital and to release $897 million from our insurance operating companies to our holding companies in 2024, 50% more than our average over the previous nine years (2015-2023) and 47% more than in 2023 • Returned approximately $570 million to our shareholders — $502 million by repurchasing 6.2 million of our Common Shares and $68 million through dividends — continuing the successful capital management program we initiated twelve years ago
Regulatory — Maintain optimal corporate and regulatory structure and good standing to pursue the articulated business strategies	• Obtained all necessary regulatory approvals related to the combination of our two U.S. insurance companies into one larger U.S. insurance company, and associated name change • Obtained regulatory approval for $400 million of "special dividends" from our insurance companies to our holding companies in relation to the rationalization of our capital structure described above • Obtained regulatory approval for the transfer of certain alternative investments from the U.S. insurance companies to the holding companies, thereby creating regulatory capacity for additional alternative investments in the U.S. insurance company • Successfully maintained relationships with all regulatory bodies, including regulators in Bermuda, the U.S., the U.K. and the EU

Non-Financial Objectives	2024 Results
Risk Management — Ensure that the Company has comprehensive, best-practice risk management with respect to all of its activities • Insure credits of good quality consistent with underwriting guidelines and consistent with risk appetite statement • Articulate and execute thorough enterprise risk management program	• Achieved an upgrade from Moody's to A1 from A2 of Assured Guaranty Corp., now AG, and maintained the A1 rating for our newly combined U.S. insurance company • Evaluated risks of proposals to carefully and incrementally expand our financial guaranty product into specific new geographical areas (including Asia and Australia) and asset classes • Developed new expedited underwriting procedures for U.S. public finance secondary market transactions • Met all regulatory enterprise risk management requirements for our operating companies • Maintained appropriate credit quality of new underwriting, consistent with our Risk Appetite Statement
Operations — Establish an environment of excellence in all areas of operations, including investment management, accounting and financial reporting, and legal and compliance, and provide a secure information technology environment	• All financial statements and regulatory reports completed successfully and filed on time • Consistently maintained a strong compliance culture with leadership from the top • Maintained a secure IT environment; successfully passed information technology penetration testing; continually improved defenses and mitigated cybersecurity threats • Successfully tested Business Continuity Plan • Maintained an environment of excellence in all areas of our operations by continually evaluating and encouraging senior management to evaluate our processes and procedures

Non-Financial Objectives	2024 Results
Human Capital Management (HCM) • Attract and retain talented employees, invest in the development of our people and strive for a diverse work force and an inclusive culture • Develop an executive and senior management team to achieve the Company's articulated business strategy, and develop succession plans for critical positions, including assisting the Board in further development of the CEO succession plan	• Continued to develop the senior leadership abilities of Mr. Bailenson and Mr. Rosenblum as they grew into their new positions as Chief Operating Officer and Chief Financial Officer, respectively, during 2024 • Revised the promotion process to implement more structured guidelines and provide greater transparency to employees; expanded employee training and development by utilizing our in-house talent development professional to assess internal needs and furnish onsite training programs and external coaching, as appropriate • Increased employee engagement through, among other things, company-sponsored volunteer events, resulting in approximately 545 hours of service (a nearly 30% increase from 2023) • Added two new employee resource groups, bringing the total to five, creating an even more inclusive environment and providing more opportunities for employees to develop and exercise leadership skills and build supportive networks • Established new mentoring circles initiative to complement the existing one-to-one mentoring program and offer employees a variety of formats to expand their networks and learn from colleagues
Environmental and Social Responsibility • Establish clear strategies for assessing and mitigating the long-term impact of climate change on the Company's businesses, and pursue business opportunities that enhance the ability to address climate risks • Pursue opportunities to be a good corporate citizen	• Further expanded and enhanced proprietary climate risk assessment tool that incorporates internal financial and exposure information with external climate and economic data for underwriting purposes • Continued to improve knowledge sharing and methodology regarding climate risk identification and assessment within departments and across our operating subsidiaries • Calculated Scope 1, Scope 2 and select Scope 3 GhG emissions data, upgraded external review of Scope 1 and Scope 2 from limited assurance to reasonable assurance; published results • Updated Environmental Policy and Statement on Climate Change • Donated approximately $2.9 million to charities, including $250,000 to organizations that work to build a future talent pipeline through education, leadership training and career support, and an additional $625,000 to strategic philanthropic partners

Based on Mr. Frederico's 2024 achievements against his 2024 non-financial objectives, our Compensation Committee awarded him an achievement score of 170% for those objectives. Applying that score to the cash incentive formula resulted in a weighted non-financial objectives score of 56.1%.

Our Compensation Committee then added that weighted non-financial objectives score of 56.1% to the weighted financial performance target score of 64.6% achieved by Mr. Frederico as described earlier, to derive a total achievement score of 120.7% in accordance with the cash incentive formula, as follows:

<h3 style="text-align:center;color:#8B1A2B;">Summary 2024 CEO Performance Scorecard</h3>

	Weighting	2024 Achievement Score (0%-200%)	Weighted Achievement Score
Total Financial Performance Measurement Achievement Score (Summarized on page 50 above.)	67%	96.4%	64.6%
Non-Financial Objectives Score	33%	170.0%	56.1%
Achievement Score			120.7%

In reviewing Mr. Frederico's 2024 performance scorecard, our Compensation Committee determined that he had a strong performance in a challenging year of continued narrow credit spreads that impacted all of our lines of business. In particular, our Compensation

Committee found that Mr. Frederico should be recognized for his personal leadership and ongoing efforts to carry out his strategic vision to execute on our highly successful capital management program, with our once again repurchasing over $500 million of our shares, for his personal leadership in advancing our goal for the asset management business of diversifying our earnings and participating in an earnings stream independent of the risk-based premiums generated by our financial guaranty business, and for his personal leadership in successfully increasing the diversification of our investment portfolio and our opportunity for increased income from that portfolio by increasing the amount we have in alternative investments. The Compensation Committee also deemed it to be important to recognize that we did not meet three of our five financial performance targets and so concluded that it was appropriate that Mr. Frederico's short-term cash incentive decline.

Based on Mr. Frederico's achievements in this challenging environment, our Compensation Committee awarded him a total achievement score of 120.7% for the 2024 performance year, 13.7% below his achievement score of 139.9% for the 2023 performance year. Applying this achievement score to his Individual Target Cash Incentive Amount resulted in a cash incentive award of $3,016,793. This was $479,257 (or 13.7%) less than the $3,496,050 awarded to Mr. Frederico for the 2023 performance year.



CEO Salary and Annual Cash Incentive
By Performance Year ($1,000's)

Legend:
- Salary
- Annual Cash Incentive Paid
- Maximum Annual Cash Incentive Opportunity*

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* Our Compensation Committee has discretion to assign a total achievement score of up to 200% against our CEO's financial performance targets and non-financial objectives. Since the Individual Target Cash Incentive Multiple for our CEO is 2.0x, his maximum annual cash incentive opportunity is 4x his base salary. In February 2019 the Compensation Committee reduced the CEO's Individual Target Cash Incentive Multiple from 2.5x to 2.0x, effective for the 2018 performance year, and has maintained both his base salary and his multiple at the same level since 2018, so his maximum annual cash incentive opportunity has remained at the same level since the 2018 performance year.

Equity Compensation

Our Compensation Committee awarded all of Mr. Frederico's long-term incentive compensation in the form of PSUs and RSUs. Mr. Frederico's $8,750,000 target nominal amount of long-term equity is the same as his target nominal amount for the prior year. The Compensation Committee believed it was very important to reward Mr. Frederico for the consistent performance of our Company and his long-term strategic vision and leadership as demonstrated by several favorable developments in 2024, and our Compensation Committee's desire to properly incent Mr. Frederico to continue his long-term leadership. Mr. Frederico personally envisioned and initiated our highly successful capital management program twelve years ago, continuing to advance this vision over the last twelve years, and this year his combination of our two U.S. insurance companies facilitated the release of $897 million from our insurance operating companies to our holding companies in 2024, 50% more than our average over the previous nine years (2015-2023) and 47% more than in 2023, which helped us to again repurchase over $500 million of our Common Shares. Several years ago, Mr. Frederico set long-term strategic goals of diversifying our earnings and participating in an asset management earnings stream independent of the risk-based premiums generated by our financial guaranty business and to increase the diversification of our investment portfolio and our opportunity for increased income from that portfolio by increasing the amount we have invested in alternative investments. We made important advances in these areas during 2024, increasing the segment adjusted operating income from our asset management segment by approximately 65%; receiving in our holding companies the first substantial distribution from the asset management business unrelated to covering intercompany expenses; increasing the amount of our alternative investments by approximately 20%; and garnering an annualized inception-to-date internal rate of return on our alternative investments of approximately 13%. Sixteen years ago Mr. Frederico guided our Company to its strategic decision to pursue financial guaranty business beyond the U.S. public market, and during 2024 he continued to execute on this vision by leading our Company in laying the groundwork for careful and incremental expansion in new geographical areas (including Asia and Australia) and asset classes. The Compensation Committee desires that Mr. Frederico have a strong incentive to continue his valued leadership (including Asia and Australia) of our Company as we continue to execute on his long-term strategic vision.

The Compensation Committee took note of our Company's long-term success under Mr. Frederico's visionary leadership. Our three- and five-year TSR demonstrates the confidence of the equity markets in the long-term trajectory of our Company. We have enjoyed positive U.S. GAAP net income every year since Mr. Frederico led us through out initial public offering in 2004, except in 2007 (when the mark-to-market losses on credit default swaps were the primary reason for the loss), and *twenty-one consecutive years* of positive annual adjusted operating income*. We have also experienced strong long-term growth in our per share value measures over those twenty-one years under Mr. Frederico's leadership, with our most recent five years shown in the table below:





Growth in Shareholders' Equity Attributable to Assured Guaranty Ltd. Per Share, Adjusted Operating Shareholders' Equity Per Share and ABV Per Share

* Adjusted operating income is non-GAAP financial measures. An explanation of this measure, which is considered when setting executive compensation, and a reconciliation to the most comparable U.S. GAAP measure, may be found on pages 89 and 91-92 of our Annual Report on Form 10-K for the year ended December 31, 2024. In addition, please refer to the section entitled "Forward Looking Statements" following the cover of that Annual Report on Form 10-K.

The following table sets forth the target nominal amount of long-term incentive compensation our Compensation Committee awarded Mr. Frederico on February 19, 2025, the grant date. Our Compensation Committee determined the number of PSUs and RSUs to award Mr. Frederico by converting the target nominal amount of the award using $91.03, which was the average closing price on the NYSE of our Common Shares over the 40 consecutive trading days ending on February 19, 2025.

When we prepare the Summary Compensation Table, we report the value of the grants using U.S. GAAP, in accordance with the SEC's rules.

- Under U.S. GAAP, the fair value of an ABV PSU as of February 19, 2025 was determined to be $91.65. This value is based on the closing price of our Common Shares on that date, which U.S. GAAP allows as a practical expedient to value grants with complicated features, such as in this case the estimated growth rate of our Company's Core ABV per share.

- Under U.S. GAAP, the fair value of a Relative TSR PSU on February 19, 2025 was $112.58. This value was computed using a Monte-Carlo simulation model taking into account the historical relationship of our TSR and the TSR of the Index. We engaged Aon to provide this computation for us.

- Under U.S. GAAP, the fair value of an RSU was $91.65, based our Common Share closing price on February 19, 2025.

Because the price of our Common Shares can be volatile, our Compensation Committee since 2012 has determined the number of shares to be granted to members of our senior leadership team by dividing the target nominal value of the equity it wished to award by the average closing price on the NYSE of our Common Shares over the 40 consecutive trading days ending on the grant date. As described above, U.S. GAAP valuations are based on the price of our Common Shares on the grant date. So, when the price of our Common Shares is higher on the grant date than the average price over the 40 previous consecutive trading days, the U.S. GAAP value will exceed our Compensation Committee's target nominal value, as was the case this year, as well as last year. Similarly, when the price of our Common Shares is lower on the grant date than the average price over the 40 previous consecutive trading days, the U.S. GAAP value will be less than our Compensation Committee's target nominal value, as was the case in 2020. Our Compensation Committee believes solely using the average closing price over 40 consecutive trading days approach to sizing its long-term equity incentive grants is the fairest approach to use in light of the volatility of the price of our Common Shares.

The aggregate value of Mr. Frederico's February 2025 long-term equity incentive grants under U.S. GAAP is set forth below.

	Compensation Committee Target Nominal Value	Equity Granted (Shares)	U.S. GAAP Value
ABV PSUs	$2,625,000	28,837	$2,642,911
Relative TSR PSUs	$2,625,000	28,837	$3,246,469
RSUs	$3,500,000	38,449	$3,523,851
TOTAL	$8,750,000	96,123	$9,413,231

Perquisites

Our Compensation Committee reviewed the executive perquisites provided to Mr. Frederico in 2024. Our Compensation Committee noted the cost and personal inconvenience entailed in leading a Bermuda-based company with substantial operations in the U.S., U.K. and Europe, and evaluated the value of perquisites provided to Mr. Frederico against the values of perquisites provided to the chief executive officers of the six other Bermuda-based companies in our 2023 executive compensation comparison group. (Our current executive compensation comparison group, and how it changed from our 2023 executive compensation comparison group, is described under "Compensation Governance — Executive Compensation Comparison Group" below.) Based on information in the 2024 proxy statements of those six companies, in 2023, Mr. Frederico received the second lowest value of perquisites of the chief executive officers (the chief executive officer who received a lower value of perquisites than Mr. Frederico had just become chief executive officer in May 2023). On this basis, our Compensation Committee concluded that the value of perquisites provided to Mr. Frederico under our existing policies is reasonable.

Comparison to Executive Compensation Comparison Group

Our Compensation Committee considered FW Cook's analysis of the compensation paid to chief executive officers in our 2023 executive compensation comparison group when evaluating the compensation of Mr. Frederico, although it has long recognized that the compensation comparison group has limitations. Our Company is the only publicly-traded financial services company primarily writing new financial guaranty business in today's markets, and our executive compensation comparison group does not adequately reflect the same diversity of earnings from both an international financial guaranty insurance business and an asset management business. According to FW Cook, for the 2023 performance year, which is the most recent data available, the target total direct compensation for Mr. Frederico ranked above the 75th percentile of the amount for the CEOs of our 2023 executive compensation comparison group, reflecting the experience, leadership, specialized skill set and sustained performance of Mr. Frederico. Actual total direct compensation for Mr. Frederico paid for the 2023 performance year also ranked above the 75th percentile, reflecting our non-equity incentive payout for 2023 performance, which was aligned with our 2023 performance relative to our key business goals and strategies, as well as our strong TSR for that period.

OTHER NAMED EXECUTIVE OFFICER COMPENSATION DECISIONS

Non-Financial Objectives and Achievements of the Other Named Executive Officers

Our Compensation Committee made compensation awards to our other named executive officers for the 2024 performance year based on its assessment of their achievements and Mr. Frederico's review of their performance, as well as Mr. Frederico's compensation recommendations. Our other named executive officers' achievements were evaluated based on their contributions to our achievement of our financial measurement targets, their contributions to the achievement of Mr. Frederico's non-financial objectives, and their own achievements of the individual non-financial objectives Mr. Frederico had assigned to them, as described below.

Robert A. Bailenson, Chief Operating Officer

Mr. Bailenson was appointed Chief Operating Officer as of January 1, 2024 and was responsible in the 2024 performance year for executing on various strategic initiatives as the Company seeks to carefully and incrementally expand its financial guaranty business geographically and with respect to new asset classes, increase returns through increased earnings from insurance and asset management, and optimize capital efficiencies. He also assumed responsibility over our Company's financial guaranty underwriting businesses and origination strategies worldwide, as well as other initiatives for revenue generation, and retained his responsibility for our intellectual property and information technology, along with investor relations. More specifically, Mr. Bailenson:

- Provided overall global leadership of our Company's financial guaranty origination teams, leading to a year-over-year increase in production by the U.S. public finance team and the closing of a number of large-scale U.S. public finance transactions, all in the midst of a corporate reorganization;

- Led the Company's initiative to expand into new geographical areas and asset classes by laying the foundation for new business in Australia and Asia and investing in production support for new asset classes, and expansion of the Company's reach with the closing of a new structured finance transaction in Australia;

- Oversaw the ongoing modernization of our U.S. public finance systems to optimize resources and expand opportunities;

- Realigned data analytics resources to optimize efficiency and effectiveness for our U.S. public finance business; and

- Provided transparent communication with shareholders and fixed income investors about the combination of our U.S. insurance companies and the rebranding of the resulting entity as Assured Guaranty Inc., allowing us to seamlessly continue our financial guaranty business in midst of the combination.

Ling Chow, General Counsel

Ms. Chow provides strategic legal advice for our Company's various business initiatives and manages the corporate governance and other issues before our Board. Under Ms. Chow's direction in 2024, we were able to navigate the complex compliance and regulatory environments of both the insurance and asset management segments of our business to accomplish a number of significant corporate objectives. More specifically, Ms. Chow:

- Led the legal and regulatory process to rationalize and optimize our capital structure, including combining our two U.S. insurance companies into one larger U.S. insurance company, and obtaining regulatory approval to pay $400 million in "special dividends" from our insurance companies to our holding companies;

- Managed the legal and regulatory aspects of the plan to meet our $1 billion investment obligation with Sound Point by 2025, including by transferring some of our alternative investments out of our U.S. insurance company and freeing up fresh capital that could be deployed;

- Oversaw the legal aspects of the ongoing modernization of our U.S. public finance systems to optimize resources and expand opportunities;

- Managed the legal, regulatory and compliance issues related to the origination, underwriting, risk management and workout activities related to our financial guaranty business, including the expansion of such business into new geographies and asset classes;

- Managed litigation matters involving our financial guaranty business as well as our asset management business, including successfully concluding our defense of litigation with LBIE and prevailing in our counterclaim, which, following the exhaustion of LBIE's appeals, resulted in the receipt in February 2025 of cash and other receivables totaling approximately $103 million in full satisfaction of the judgment awarded and claims for attorneys' fees, expenses and interest; and

- Headed a Human Capital Management / Human Resource team that successfully executed on strategies to enhance employee engagement, development and retention.

Benjamin G. Rosenblum, Chief Financial Officer

Mr. Rosenblum was appointed Chief Financial Officer as of January 1, 2024 and was responsible in the 2024 performance year for meeting all internal and external financial requirements, managing our capital efficiently, meeting with investors, and participating on earnings calls. Mr. Rosenblum has involved himself in all aspects of our business and leads the financial team in addressing market and regulatory changes. More specifically, Mr. Rosenblum:

- Contributed to the rationalization of our capital structure to make more efficient use of the capital in our U.S. insurance subsidiaries, and to release $897 million from our insurance operating companies to our holding companies;

- Exceeded the $500 million share repurchase goal in 2024, and returned a total of $570 million to our shareholders through share repurchases and dividends;

- Increased the amount of our alternative investments by approximately 20% from $739 million at year-end 2023 to $884 million at year-end 2024, based on market value;

- Evaluated alternative investment opportunities for the investment portfolios of our U.S. insurance company and other insurance subsidiaries within our Company;

- Achieved an annualized inception-to-date internal rate of return of approximately 13% on our alternative investments;

- Oversaw the successful ongoing effort to reduce our Puerto Rico exposure in both insurance and investment portfolios by selling approximately $380 million par of our remaining CVI securities with an inception-to-date realized investment gain of $48 million, and eliminating over $200 million of below investment grade insured Puerto Rico exposure by paying down the remaining grantor trusts set up as part of an earlier Puerto Rico settlement; and

- Was responsible for the timely and accurate filing of all financial statements and tax returns.

Stephen Donnarumma, Chief Credit Officer

Mr. Donnarumma was responsible in the 2024 performance year for overseeing the global credit underwriting process for our Company's public finance, structured finance, and infrastructure finance financial guaranty businesses. More specifically, Mr. Donnarumma:

- Led the Company's credit review of more than 2,000 transactions;

- Led the Company's credit review of proposed transactions in new geographical areas and with respect to new asset classes;

- Developed new underwriting procedures for our U.S. public finance secondary market transactions;

- Continued to expand our Company's underwriting criteria to assess climate risk for new transactions and its approach to creating risk limits relating to climate change;

- Harmonized credit manuals and standards, including single-risk and sector limits, following the combination of our two U.S. insurance companies; and

- Contributed to the ongoing modernization initiative of our U.S. public finance systems to optimize resources and expand opportunities.

Compensation Decisions for Our Other Named Executive Officers

The 2024 base salaries of our other named executive officers were set by our Compensation Committee in February 2024, consistent with the Compensation Committees pay-for-performance philosophy. In light of Mr. Bailenson's achievements for the 2023 performance year, the breadth and complexity of the issues handled, and his new responsibilities in his new role as Chief Operating Officer for the 2024 performance year, it chose to increase his salary to $900,000 from $800,000 for the 2024 performance year. In light of Ms. Chow's achievements for the 2023 performance year, and the complexity of the issues handled by the legal department, it chose to increase her salary to $650,000 from $600,000 for the 2024 performance year. In light of Mr. Rosenblum's achievements for the 2023 performance year, the breadth and complexity of the issues handled, and his new and additional responsibilities in his new role as Chief Financial Officer for the 2024 performance year, it chose to increase his salary to $650,000 from $550,000 for the 2024 performance year. In light of Mr. Donnarumma's achievements for the 2023 performance year, and the breadth and complexity of the issues handled by the credit department, it chose to increase his salary to $600,000 from $525,000 for the 2024 performance year.

In the case of the other named executive officers, for the 2024 performance year, our Compensation Committee calculated and aggregated the weighted achievement scores for the financial performance targets (which were the same as Mr. Frederico's) and their non-financial objectives (which were a combination of their contribution to Mr. Frederico's non-financial objectives and their achievement of their own individual non-financial objectives), taking into account the level of difficulty of achieving particular targets or objectives. Based on their achievements, after applying the formula, our Compensation Committee awarded them the cash incentives calculated as shown in the table below.

	(2024 Base Salary	X	2024 Individual Target Cash Incentive Multiple)	X	(Financial Performance Measurement Achievement Score (weighted 67%)	+	Individual Non-Financial Objective Achievement Score (weighted 33%))	=	2024 Cash Incentive Payout
Robert A. Bailenson	$900,000		2.00x		64.6%		61.1%		$2,261,191
Ling Chow	$650,000		2.00x		64.6%		61.1%		$1,633,083
Benjamin G. Rosenblum	$650,000		2.00x		64.6%		61.1%		$1,633,083
Stephen Donnarumma	$600,000		2.00x		64.6%		57.8%		$1,467,861

In reviewing the scorecards of each of Mr. Bailenson, Ms. Chow and Mr. Donnarumma, the Compensation Committee observed that despite their total achievement scores for 2024 being lower than their total achievement scores for 2023, their 2024 cash incentive payment amounts increased modestly from the prior year because their salaries had increased from the prior year.[3] (Mr. Rosenblum was not an executive officer in 2023 so did not receive a total achievement score for that year.) The Compensation Committee determined that it was appropriate that the 2024 cash incentive payment amounts for Mr. Bailenson, Ms. Chow and Mr. Donnarumma increase despite their lower total achievement scores and the decline in Mr. Frederico's 2024 cash incentive payment, because each of these named executive officers had made important strides in the objectives set out in their scorecards. The Compensation Committee noted that Mr. Bailenson's responsibilities increased in 2024 with his ascension to the role of Chief Operating Officer, and that in that role he has responsibilities that extend beyond the financial guaranty business. It also observed that he was taking the lead in working to carefully and incrementally expand application of the Company's financial guaranty product in new geographical areas (including in Asia and Australia) and to new asset classes. The Compensation Committee wished to celebrate Ms. Chow's many success during 2024, including leading the regulatory aspects of the combination of our U.S. insurance companies and related actions as well several important litigation victories, and determined that it was appropriate to reward those impressive accomplishments with a modest increase in her cash incentive payment. The Committee observed that Mr. Donnarumma had been called upon to oversee an increasing complex and broad underwriting risk analysis function as our Company sought to carefully and incrementally expand the geographical areas (including in Asia and Australia) and asset classes covered by its financial guaranty product and that he, too, had risen to the occasion admirably. With respect to Mr. Rosenblum, the Compensation Committee observed that his responsibilities had increased substantially in 2024 and determined that he had risen to the occasion admirably.

In general, our Compensation Committee awards the other named executive officers long-term incentive compensation in the form of PSUs and RSUs with the same terms and in the same proportion as the PSUs and RSUs awarded to Mr. Frederico. The target nominal amount of long-term equity for each of our other names executive officers reflects our Compensation Committee's desire that each of them have a strong incentive to help generate long-term, sustained growth for our Company. The amounts of PSUs and RSUs awarded to each other named executive officer vary by individual and are based on their respective positions and levels of responsibility, historic compensation levels and FW Cook's advice about the compensation practices of companies in our comparison group.

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[3] The 2023 cash incentive payments for Mr. Bailenson, Ms. Chow and Mr. Donnarumma were $2,211,072; $1,618,704; and $1,416,366, respectively. Therefore, their 2024 cash incentive payments reflected increases of 2.3%, 0.9% and 3.6%, respectively.

In addition to the salary and long-term incentive compensation for our named executive officers described above, our Compensation Committee determined it was important to award each of Mr. Bailenson and Ms. Chow a special retention award of special RSUs in the nominal amount of $3,000,000 and $1,500,000, respectively. These special retention awards were granted in February 2025 under the Assured Guaranty Ltd. 2024 Long-Term Incentive Plan as part of our overall succession planning and to solidify the management team in a competitive talent environment. Our Compensation Committee considers these awards crucial for the sustained success and stability of our Company as Mr. Bailenson and Ms. Chow bring a wealth of experience, strategic vision, and leadership skills that would be difficult to replace. Their deep understanding of our culture, operations, and market dynamics enables them to make informed decisions that drive growth and innovation. By retaining Mr. Bailenson and Ms. Chow, our Compensation Committee ensures continuity in leadership and continued momentum on strategic initiatives, which is essential for capitalizing on opportunities in a challenging business environment. Our Compensation Committee believes these awards will incentivize Mr. Bailenson and Ms. Chow to remain with the Company, carry on their exemplary work, and help build shareholder value over a longer time horizon than our long-term incentive compensation awards that vest over three years. These awards are supplemental to Mr. Bailenson's and Ms. Chow's incentive compensation. Each special retention award was issued in the form of special RSUs with a five-year cliff vesting schedule to support the above goals and a provision that, in the event that the recipient retires prior to their vesting, the special RSUs will be forfeited. A detailed description of the terms of these awards is set forth below under "Incentive Plans — Assured Guaranty Ltd. 2024 Long-Term Incentive Plan."

Our Compensation Committee considered FW Cook's analysis of the compensation paid to named executive officers in our 2023 executive compensation comparison group when evaluating the compensation of our named executive officers. (Our current executive compensation comparison group, and how it changed from our 2023 executive compensation comparison group, is described under "Compensation Governance — Executive Compensation Comparison Group" below). According to FW Cook, for the 2023 performance year, which is the most recent data available, the target total direct compensation for our named executive officers (excluding Mr. Frederico) ranked between the median and 75th percentile on average, of amounts for the named executive officers of our 2023 executive compensation comparison group, reflecting the experience, leadership, specialized skill sets and sustained performance of our senior leadership team. Actual total direct compensation for all our named executive officers as a group (excluding Mr. Frederico) paid for the 2023 performance year also ranked between the median and 75th percentile, reflecting our non-equity incentive payouts for 2023 performance, which were aligned with our 2023 performance relative to our key business goals and strategies, as well as our strong financial performance for that period. For the 2024 performance year, our one-year TSR of 22.0% ranked at the 41st percentile, and our three-year TSR of 23.6% (on an annualized basis) ranked at the 93rd percentile of our 2023 executive compensation comparison group. Our long-term incentive equity awards generally remain unchanged and continue to align with our current executive compensation comparison group.

In summary, our Compensation Committee approved the following regular compensation for the named executive officers other than Mr. Frederico for the 2024 performance year:

	Robert A. Bailenson	Ling Chow	Benjamin G. Rosenblum	Stephen Donnarumma
Fixed Compensation — Base Salary[1]	$900,000	$650,000	$650,000	$600,000
Incentive Compensation				
Cash Incentive Compensation	$2,261,191	$1,633,083	$1,633,083	$1,467,861
Long-Term Equity Incentive Target Values[2]	$3,200,000	$2,000,000	$1,750,000	$1,000,000
Total Direct Compensation	$6,361,191	$4,283,083	$4,033,083	$3,067,861

(1)   These base salaries were set by our Compensation Committee in February 2024.

(2)   The long-term equity incentive awards were allocated similarly to Mr. Frederico's, and comprised 30% ABV PSUs, 30% Relative TSR PSUs and 40% RSUs. The U.S. GAAP values of the awards are: Mr. Bailenson, $3,442,501; Ms. Chow, $2,151,500; Mr. Rosenblum, $1,882,584; and Mr. Donnarumma, $1,075,852. For a description of why the U.S. GAAP values of these awards differ from our Compensation Committee's target nominal value, please refer to page 57 above.

COMPENSATION GOVERNANCE

The Role of the Board's Compensation Committee

Our Compensation Committee oversees all aspects of our executive compensation program. Our Compensation Committee has responsibility for:

- Establishing compensation policies for our senior leadership team

- Determining the compensation of our CEO

- Reviewing our CEO's compensation recommendations regarding other members of the senior leadership team and determining appropriate compensation for such persons

Our Board has adopted a Compensation Committee Charter to govern our Compensation Committee's activities. The charter, which may be found on our website at www.assuredguaranty.com/governance, is reviewed annually by our Compensation Committee. Under its charter, our Compensation Committee is authorized to retain compensation, legal, accounting and other expert consultants at our expense.

The Role of the Independent Consultants

For over 15 years, including in 2024, our Compensation Committee has engaged FW Cook as its independent compensation consultant and considered advice and information from that firm in determining the amount and form of compensation for each member of our senior leadership team. Periodically, our Nominating and Governance Committee also engages FW Cook to conduct a comprehensive review of the compensation package for our non-executive directors; FW Cook last undertook such a comprehensive review in 2023.

In 2024, FW Cook's work for our Compensation Committee included analyzing our compensation practices in light of best practices, providing a compensation risk assessment, reviewing and advising us on changes to our comparison group of companies, collecting and providing relevant market data, reviewing data and analyses provided by other consultants, and updating our Compensation Committee with respect to evolving governance trends.

Our Compensation Committee has considered the independence of FW Cook in light of SEC rules and NYSE listing standards. It requested and received a letter from FW Cook in 2024 affirming factors relevant to assessing FW Cook's independence. Our Compensation Committee discussed the content of the letter and concluded that FW Cook's work did not raise any independence or conflict of interest issues.

When our Compensation Committee began to contemplate amending the long-term equity incentive program to include performance restricted share units based on relative TSR performance in 2018, we engaged Aon to model the grant date fair value and ultimate performance and payout of hypothetical Relative TSR PSUs with various characteristics and, once the characteristics of the Relative TSR PSUs were settled, to provide grant date valuation of the Relative TSR PSUs and to provide Relative TSR PSU value tracking over the life of the Relative TSR PSUs. Our Compensation Committee also engaged Aon as a compensation consultant several times after 2018 to consider changes in the long-term incentive program, most recently in 2023 when it chose to change the performance period of the Relative TSR PSUs.

Executive Compensation Comparison Group

Our Compensation Committee examines pay data for the following 18 companies to review pay practices, identify compensation trends, and benchmark its executive compensation decisions:

Affiliated Managers Group	Everest Re Group, Ltd.	RenaissanceRe Holdings
AllianceBernstein	Federated Hermes	Selective Insurance Group, Inc.
Assurant, Inc.	First American Financial Corporation	SiriusPoint Ltd.
AXIS Capital Holdings Limited	Janus Henderson Group	The Hanover Insurance Group, Inc.
Enstar Group Limited	MGIC Investment Corporation	Virtus Investment Partners
Essent Group, Ltd.	Radian Group	White Mountains Insurance Group, Inc.

Our Compensation Committee has long recognized that the comparison group has limitations. Our company is the only publicly-traded financial services company primarily writing new financial guaranty business in today's markets.

Notably, the comparison group consists primarily of mortgage finance and property and casualty insurance and reinsurance companies that assume underwriting risk and/or evaluate credit risk, along with the five asset managers that invest in alternative investments. Despite the specialized nature of our primary financial guaranty business, our Compensation Committee looks for companies domiciled in Bermuda or with a similar size, global business model and compensation mix to ours, along with publicly traded asset management companies. Although the factors our Compensation Committee considers for its compensation decisions and the level of compensation may differ from those for the comparison group, our Compensation Committee finds it useful to consider the pay practices at these companies.

In October 2024, FW Cook met with our Compensation Committee to review the comparison group and to discuss whether existing comparators should be removed from the group and if other companies should be considered for inclusion in the group. Based on FW Cook's review, FW Cook recommended the removal of Arch Capital Group to our Compensation Committee due to financial size and business profile fit considerations, reducing the comparison group to 18 companies.

FW Cook advised our Compensation Committee that, as of December 31, 2024, our one-year TSR was at the 41st percentile of the current comparison group and our three-year TSR was at the 93rd of the current comparison group. FW Cook also informed our Compensation Committee that, as of September 30, 2024, our latest four quarters of net income was at the 70th percentile of the current comparison group and our total assets were at the 52nd percentile.

The current comparison group consists of companies that, like our Company, have a business model that involves underwriting or credit risk, a holding company structure, and similar size as measured by revenues, assets, and market capitalization.

Executive Officer Recoupment Policy and Related Forfeiture and Termination for Cause Provisions

We maintain a robust clawback policy that exceeds the NYSE listing requirements and captures time- and performance-based equity awards, misconduct absent a financial restatement, and additional triggers as further described below. Our Compensation Committee adopted our amended and restated recoupment (or clawback) policy on October 31, 2023. The amended and restated policy generally retained the provisions from our previously adopted recoupment policy pursuant to which our Compensation Committee was permitted to rescind or recoup certain compensation awards to our senior leadership team in the event: of their misconduct or of a material restatement of our financial statements, or in the event objectively quantifiable performance goals are later determined to have been overstated and such overstatement resulted in an overpayment. Additionally, new provisions were added as required by the new listing standards adopted by the NYSE and Rule 10D-1 adopted by the SEC. The new provisions require our Compensation Committee to recoup erroneously paid incentive compensation paid to current and former executive officers (as defined by the new listing standards adopted by the NYSE and Rule 10D-1) (who we refer to as Covered Executives) in the event of a restatement of the Company's financial statements (without regard to the fault of the Covered Executive). Restatements that trigger such recoupment include restatements due to material noncompliance with any financial reporting requirement applicable to our Company under the federal securities laws and restatements to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (Restatements). Except in very limited circumstances, in the event of such a Restatement, the new provisions require the recoupment of incentive compensation based wholly or in part upon the attainment of certain financial reporting measures paid to the Covered Executives in excess of the amount that would have been paid if the amount of such incentive compensation had been based on the restated financial statements.

The table below presents a simplified summary of the discretionary provisions of our current recoupment policy as amended and restated on October 31, 2023, selected provisions of our severance plan as restated in February 2022, and selected provisions of our grant agreements as approved in February 2025, and is modified in its entirety by the detailed provisions of such documents, which have been filed with the SEC.

The provisions summarized below apply to each of the Covered Executives and other members of the senior leadership team reporting directly to our CEO. Conduct, activity or events may fall into more than one category in the table.

	Forfeit Unpaid Incentive Compensation*	Recoup Already Paid Incentive Compensation*	Termination for Cause
Misconduct: (a) felony; (b) other crime involving moral turpitude in certain circumstances; and (c) other serious misconduct that may cause material harm to our employees or material reputational harm to the Company or may expose the Company to material regulatory, legal or financial risk	✓	✓	✓
Any act or omission likely to injure our operations or reputation or to prevent such executive from being able to perform their duties	✓		✓
Restatements (regardless of misconduct)	✓	✓	
Overstatement of objectively quantifiable performance objectives	✓	✓	
Violation of specified covenants (non-compete, non-solicitation, breach of confidentiality)	✓	✓	✓
Failure to follow directions of the Board or supervisor or any willful, serious and continued failure to perform their duties	✓		✓

* The covered incentive compensation consists of RSUs, ABV PSUs, Relative TSR PSUs and non-equity incentive compensation (cash).

Share Ownership Guidelines

To demonstrate our commitment to building shareholder value, our Board of Directors adopted management share ownership guidelines. Our guidelines do not mandate a time frame by which this ownership must be attained, but each executive officer must retain 100% of their after-tax receipt of our Common Shares upon vesting of RSUs and earn out of PSUs until they reach their ownership goal. Please see "Information About Our Common Share Ownership — How Much Stock is Owned by Directors and Executive Officers" for detailed information on the executive officers' share ownership.

The chart below shows the guideline for each of our named executive officers and each executive's share ownership as of March 7, 2025, the record date, using $85.26, the closing price of one of our Common Shares on the NYSE on such date.

Named Executive Officer	Guideline	Current Ownership
Dominic J. Frederico	7 × Salary	106.3 × Salary
Robert A. Bailenson	5 × Salary	23.1 × Salary
Ling Chow	5 × Salary	16.7 × Salary
Benjamin G. Rosenblum	5 × Salary	2.8 × Salary
Stephen Donnarumma	5 × Salary	13.2 × Salary

These ownership levels include shares that the executive has purchased and, in the case of Mr. Bailenson and Mr. Rosenblum, vested share units credited to their non-qualified retirement plan. Unvested RSUs and unvested PSUs do not count towards an executive's share ownership.

Anti-Hedging Policy

We adopted an anti-hedging policy in 2013 that explicitly prohibits employees and directors from hedging our Common Shares.

Anti-Pledging Policy

Our share trading policy prohibits employees and directors from pledging our Common Shares without the approval of both our General Counsel and our Nominating and Governance Committee. Our share trading policy requires that, in order to grant such approval, our Nominating and Governance Committee determine that the person making the pledge demonstrates the financial capacity to repay the loan (which does not constitute margin debt) without resorting to the pledged securities. As of March 19, 2025, no director or executive officer has pledged Common Shares.

Award Timing

Our Compensation Committee meets during our February board meeting to make executive compensation decisions for the previous year's performance and to make its compensation recommendations to the other directors. After consulting with our Board, our Compensation Committee approves salary increases (if any), cash incentive compensation, and long-term equity incentive awards for each member of our senior leadership team. Calculations of the number of PSUs and RSUs awarded to each member of our senior leadership team are made as of the date our Compensation Committee consults with our Board and approves the compensation packages for our senior leadership team, which occurs several days prior to the day we file with the SEC our Annual Report on Form 10-K for the previous calendar year. We have consistently followed this timing for many years. The number of units granted is calculated by dividing such value by the average closing price on the NYSE of a Common Share over the 40 consecutive trading days ending on the date of grant. Payments of cash incentives are not made until after we file with the SEC our Annual Report on Form 10-K for the previous calendar year. Our executive compensation program does not include stock options, stock appreciation rights or similar instruments with option-like features.

POST-EMPLOYMENT COMPENSATION

Retirement Benefits

We maintain tax-qualified and non-qualified defined contribution retirement plans for each member of our senior leadership team and other eligible employees. We do not maintain any defined benefit pension plans. Our Compensation Committee and our management believe that it is important to provide retirement benefits to employees who reach retirement to facilitate smooth leadership transitions and to attract and retain key employees. All retirement benefits are more fully described below under "Potential Payments Upon Termination or Change in Control."

Benefit Under Defined Contribution Plans	Description
Core contribution	We contribute 7% of each employee's salary and non-equity incentive payment or cash bonus compensation, which we refer to as eligible compensation, on the portion made to our tax-qualified plan, and 6% on the portion made to our nonqualified supplemental employee retirement plans.
Company match	We match 100% of each employee's contribution, up to 7% of eligible compensation on the portion made to our tax-qualified plan, and 6% on the portion made to our nonqualified supplemental employee retirement plans.

Severance

Under our severance plan for members of our senior leadership team (and some others), following the executive's involuntary termination without cause or voluntary termination for good reason and subject to the executive signing a release of claims, the executive will receive a lump-sum payment in an amount equal to one year's salary plus their average cash incentive amount over the preceding three-year period, plus a pro-rata annual cash incentive amount for the year of termination, and an amount equal to one year of medical and dental premiums. The executive's receipt of severance benefits is subject to their compliance with non-competition, non-solicitation, and confidentiality restrictions during their employment and for a period of one year following termination of employment. We, in our discretion, may choose to pay one year of base salary to an executive who terminates employment for a reason other than involuntary termination without cause or voluntary termination for good reason, in which case the executive will also be subject to non-competition, non-solicitation, and confidentiality restrictions following their termination of employment.

Change In Control Benefits

We provide change in control benefits to encourage members of our senior leadership team to consider the best interests of shareholders by mitigating any concerns about their own personal financial well-being in the face of a change in control of our Company. In the event of a change in control:

- Long-term incentive awards will vest only upon certain terminations of employment following a change in control (double-trigger)

- Such awards will vest upon a change in control (single-trigger) if the acquirer does not assume the awards

- We do not provide excise tax reimbursements and gross-up payments in the case of a change in control

Detailed information is provided below under "Potential Payments Upon Termination or Change in Control."

TAX TREATMENT

Section 409A of the Internal Revenue Code imposes restrictions on nonqualified deferred compensation plans. We maintain deferred compensation plans for the benefit of our employees, including nonqualified deferred compensation plans that provide for employee and employer contributions in excess of the IRS defined contribution plan limits. The deferred compensation plans we maintain are intended to be exempt from the requirements of Section 409A or, if not exempt, to satisfy the requirements of Section 409A, and we have reviewed and, where appropriate, have amended each of our deferred compensation plans to meet the requirements.

Finally, Section 457A of the Internal Revenue Code imposes restrictions on nonqualified deferred compensation plans maintained by a nonqualified entity (which generally includes an entity in a jurisdiction that is not subject to U.S. income tax or a comprehensive foreign income tax). The deferred compensation plans we maintain are intended to be exempt from the requirements of Section 457A.

NON-GAAP FINANCIAL MEASURES

This proxy statement references financial measures that are not determined in accordance with U.S. GAAP, and are identified as core, operating, PVP or non-GAAP. Although these non-GAAP financial measures should not be considered substitutes for U.S. GAAP measures, our management and Board consider them important performance indicators and have employed them as well as other factors in determining senior leadership incentive compensation.

The definitions for adjusted operating shareholder's equity and adjusted book value, and how they may be calculated from the most directly comparable U.S. GAAP financial measures are set forth below.

Adjusted operating shareholders' equity is defined as shareholders' equity attributable to Assured Guaranty Ltd., as reported under U.S. GAAP, adjusted for the following:

- Elimination of non-credit impairment-related unrealized fair value gains (losses) on credit derivatives, which is the amount of unrealized fair value gains (losses) in excess of the present value of the expected estimated economic credit losses, and non-economic payments. Such fair value adjustments are heavily affected by, and in part fluctuate with, changes in market interest rates, credit spreads and other market factors and are not expected to result in an economic gain or loss.

- Elimination of fair value gains (losses) on the Company's committed capital securities. Such amounts are affected by changes in market interest rates, the Company's credit spreads, price indications on the Company's publicly traded debt and other market factors and are not expected to result in an economic gain or loss.

- Elimination of unrealized gains (losses) on the Company's investments that are recorded as a component of accumulated other comprehensive income (AOCI). The AOCI component of the fair value adjustment on the investment portfolio is not deemed economic because the Company generally holds these investments to maturity and therefore would not recognize an economic gain or loss.

- The tax effects related to the above adjustments, which are determined by applying the statutory tax rate in each of the jurisdictions that generate these adjustments.

Adjusted book value is adjusted operating shareholders' equity, as defined above, further adjusted for the following:

- Elimination of deferred acquisition costs, net. These amounts represent net deferred expenses that have already been paid or accrued and will be expensed in future accounting periods.

- Addition of the net present value of estimated net future revenue. This amount represents the net present value of estimated future revenue from non-financial guaranty insurance contracts (other than credit derivatives with net expected losses), net of reinsurance, ceding commissions and premium taxes.

- Addition of the deferred premium revenue on financial guaranty contracts in excess of expected loss to be expensed, net of reinsurance. This amount represents the present value of the expected future net earned premiums, net of the present value of expected losses to be expensed, which are not reflected in U.S. GAAP equity.

- The tax effects related to the above adjustments, which are determined by applying the statutory tax rate in each of the jurisdictions that generate these adjustments.

We referenced in the Management's Discussion and Analysis in our Annual Report on Form 10-K for the year ended December 31, 2024 adjusted operating income and PVP, or present value of new business production, which are other non-GAAP financial measures we use in this proxy statement. The definitions for those non-GAAP financial measures, and how they may be calculated from the most directly comparable U.S. GAAP financial measures, may be found on pages 89 and 91 to 95 of our Annual Report on Form 10-K for the year ended December 31, 2024.

This proxy also references certain non-GAAP financial measures, which are identified as "core", that our management and Board also consider important performance indicators and have employed, as well as other factors, in determining the incentive compensation of our senior leadership team. These "core" measures, and how they are calculated from our U.S. GAAP financial statements, are as follows:

- Core operating income per diluted share. After making the adjustments to net income attributable to Assured Guaranty Ltd. described on pages 91 to 92 of our Annual Report on Form 10-K, Management's Discussion and Analysis, Non-GAAP Financial Measures to arrive at adjusted operating income, we subtract the gain (or loss) included in net income related to VIE consolidation, net of tax, and to calculate the per diluted share amount we divide the result by the weighted average diluted Common Shares in accordance with GAAP. Our adjusted operating income is shown in the table on page 74 of our Annual Report on Form 10-K, Management's Discussion and Analysis of Financial Condition and Results of Operations, Reconciliation to GAAP, and the gain (or loss) included in net income related to VIE consolidation is shown in the same table.

- Core operating shareholders' equity per share. After making the adjustments to shareholders' equity attributable to Assured Guaranty Ltd. described on pages 92 to 93 of our Annual Report on Form 10-K, Management's Discussion and Analysis, Non-GAAP Financial Measures to arrive at adjusted operating shareholders' equity, we subtract the gain (or loss) related to VIE consolidation, net of tax, also disclosed in such section of the Form 10-K, and to calculate the per share amount we divide by the number of Common Shares outstanding.

- Core ABV. After making the adjustments to shareholders' equity attributable to Assured Guaranty Ltd. described on the previous page of this proxy statement and also on pages 92 to 93 of our Annual Report on Form 10-K, Management's Discussion and Analysis, Non-GAAP Financial Measures to arrive at adjusted book value (ABV), we subtract the gain (or loss) related to VIE consolidation, net of tax, and to calculate the per share amount we divide by the number of Common Shares outstanding.

- Core operating ROE. Core operating ROE is calculated as core operating income divided by the average of core operating shareholders' equity at the beginning and end of the period.

COMPENSATION COMMITTEE REPORT*

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis contained in this proxy statement with management and, based on such review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2024, and this proxy statement. The foregoing report has been approved by the Compensation Committee.

Thomas W. Jones, Chair
Bonnie L. Howard
Yukiko Omura

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* The information contained in this Compensation Committee Report shall not be deemed to be "soliciting material" or "filed" or incorporated by reference in future filings with the SEC, or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that the Company specifically requests that the information be treated as soliciting material or specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended (which we refer to as the Securities Act), or the Exchange Act.

SUMMARY COMPENSATION TABLE

The following table provides compensation information for 2024, 2023 and 2022 for our named executive officers.

Name and Principal Position	Year	Salary	Share Awards[1]	Non-Equity Incentive Plan Compensation[2]	All Other Compensation[3]	Total
Dominic J. Frederico,	2024	$1,250,000	$9,995,624	$3,016,793	$670,835	$14,933,252
President and	2023	$1,250,000	$8,112,953	$3,496,050	$618,509	$13,477,512
Chief Executive Officer	2022	$1,250,000	$8,661,779	$3,032,000	$662,230	$13,606,009
Robert A. Bailenson,	2024	$900,000	$2,627,313	$2,261,191	$416,305	$6,204,809
Chief Operating Officer	2023	$800,000	$1,863,732	$2,211,072	$397,983	$5,272,787
	2022	$800,000	$1,881,741	$1,914,080	$391,460	$4,987,281
Ling Chow,	2024	$650,000	$1,827,887	$1,633,083	$319,418	$4,430,388
General Counsel	2023	$600,000	$1,425,293	$1,618,704	$301,253	$3,945,250
	2022	$600,000	$1,433,715	$1,296,960	$282,003	$3,612,678
Benjamin G. Rosenblum[4],	2024	$650,000	$1,370,915	$1,866,333	$260,644	$4,147,892
Chief Financial Officer						
Stephen Donnarumma,	2024	$600,000	$1,028,187	$1,467,861	$274,912	$3,370,960
Chief Credit Officer	2023	$525,000	$833,307	$1,416,366	$217,712	$2,992,385
	2022	$500,000	$776,542	$1,179,800	$241,548	$2,697,890

(1)   This column represents the aggregate grant date fair value of performance-based restricted share unit awards and restricted share unit awards granted in 2024, 2023 and 2022 for 2023, 2022 and 2021 performance, respectively. In the case of maximum payout of the 2024 performance-based restricted share unit awards, the aggregate grant date value of the awards granted in 2024 for Mr. Frederico, Mr. Bailenson, Ms. Chow, Mr. Rosenblum, and Mr. Donnarumma are as follows, respectively: $17,974,320, $4,724,456, $3,286,937, $2,465,202, and $1,848,902.

(2)   This column represents cash incentive compensation for 2024, 2023 and 2022 performance paid in 2025, 2024 and 2023, respectively, plus, in the case of Mr. Rosenblum, the vesting date value of Performance Retention Awards (PRA) granted in February 2023 and February 2022, that vested on December 31, 2024, as further described in the table below. Although February 2014 was the last time that executive officers received grants of PRA (for achievements in 2013), Mr. Rosenblum did not become an executive officer until 2024 and he was granted PRA through February 2023 (for his achievements in 2022). His last PRA installment will vest on December 31, 2025.

	2024
Cash Incentive Compensation	$1,633,083
PRA Payout	$233,250
Total	$1,866,333

(3)   All Other Compensation for 2024 consists of the benefits set forth in the table below. Contributions to defined contribution retirement plans include contributions with respect to salary and cash incentive compensation. The Miscellaneous category within All Other Compensation includes Bermuda club fees, Bermuda health insurance, holiday gifts and anniversary awards.

	D. Frederico	R. Bailenson	L. Chow	B. Rosenblum	S. Donnarumma
Employer Contribution to Retirement Plans	$576,097	$379,900	$278,816	$234,571	$248,535
Bermuda Car Allowance	$20,000	—	—	—	—
Bermuda Housing Allowance	$8,554	—	—	—	—
Tax Return Preparation	$4,600	$4,554	$11,300	$2,504	—
Matching Gift Donations	$25,000	$25,000	$25,000	$9,411	$25,000
Business - Related Spousal Travel	$6,158	$5,451	$2,975	$11,405	—
Miscellaneous	$30,426	$1,400	$1,327	$2,753	$1,377
Total	$670,835	$416,305	$319,418	$260,644	$274,912

(4)   Mr. Rosenblum did not become as executive officer until 2024. As such, there is no compensation information provided in this table for 2023 and 2022.

EMPLOYMENT AGREEMENTS

None of our named executive officers currently have any employment agreements with the Company.

PERQUISITE POLICY

Our Company has established a perquisite policy pursuant to which we provide members of the senior leadership team (and some others) certain perquisites that are not available to employees generally. We believe that the perquisites we provide to our senior leadership team, including our named executive officers, meet certain business objectives and that the benefit our Company receives from providing these perquisites significantly outweighs the cost of providing them. We feel these perquisites minimize distractions to members of our senior leadership team, thereby enabling them to perform their responsibilities more efficiently. These include tax preparation, cybersecurity and privacy protection services, annual executive medical exams (for persons who became executive officers prior to December 31, 2017) and, for members of our senior leadership team located in Bermuda, housing and car allowances, Bermuda club memberships, and a family travel stipend. In light of the challenges of the Bermuda market, including travel to and from the island, and the cost of living and maintaining a residence, the Bermuda perquisites are consistent with competitive practices in the Bermuda market and have been necessary for recruitment and retention purposes. Any of these perquisites may be modified by our Compensation Committee without the consent of the executives.

In determining the total compensation payable to our senior leadership team, our Compensation Committee considers perquisites in the context of the total compensation which each member of our senior leadership team is eligible to receive. However, given the fact that perquisites represent a relatively small portion of the total compensation of members of the senior leadership team, the availability of these perquisites does not materially influence the decisions made by our Compensation Committee with respect to other elements of the total compensation to which the members of our senior leadership team are entitled or which they are awarded.

SEVERANCE POLICY

Our Company has adopted a severance plan for our senior leadership team (and some others). For further detail, see the discussion in "Compensation Discussion and Analysis — Post-Employment Compensation — Severance" and "Potential Payments Upon Termination or Change of Control — Change-in-Control Severance." A severance plan enables us to attract and retain top candidates for positions on our senior leadership team and enables us to have good relations with those executives.

EMPLOYEE STOCK PURCHASE PLAN

We maintain a broad-based employee stock purchase plan that gives our eligible employees the right to purchase our Common Shares through payroll deductions at a purchase price that reflects a 15% discount to the market price of our Common Shares on the first or last day of the relevant subscription period, whichever is lower. No participant may purchase more than $25,000 worth of Common Shares under this plan in any calendar year. In 2024, of our named executive officers, Mr. Frederico and Mr. Donnarumma participated in the employee stock purchase plan; Mr. Frederico participated to the maximum extent possible.

INDEMNIFICATION AGREEMENTS

We enter into indemnification agreements with each of our directors and executive officers. These agreements are in furtherance of our Bye-Laws which require us to indemnify our directors and officers for acts done, concurred in or omitted in or about the execution of their duties in their respective offices.

- The indemnification agreements provide for indemnification arising out of specified indemnifiable events, such as events relating to the fact that the indemnitee is or was one of our directors or officers or is or was a director, officer, employee or agent of another entity at our request or relating to anything done or not done by the indemnitee in such a capacity.

- The indemnification agreements provide for advancement of expenses.

- These agreements provide for mandatory indemnification to the extent an indemnitee is successful on the merits. To the extent that indemnification is unavailable, the agreements provide for contribution.

- The indemnification agreements set forth procedures relating to indemnification claims.

- The agreements also provide for maintenance of directors' and officers' liability insurance.

2024 GRANTS OF PLAN-BASED AWARDS

The following table sets forth information concerning grants of plan-based awards for our named executive officers made during 2024.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Share Awards: Number of Shares of Stock or Units	Grant Date Fair Value of Share and Option Awards[5]
		Threshold	Target	Maximum	Threshold	Target	Maximum		
Dominic J. Frederico	Feb. 21, 2024[1]	—	$2,500,000	$5,000,000	—	—	—	—	—
	Feb. 21, 2024[2]	—	—	—	16,537	33,073	82,683	—	$3,448,522
	Feb. 21, 2024[3]	—	—	—	16,537	33,073	66,146	—	$2,805,913
	Feb. 21, 2024[4]	—	—	—	—	—	—	44,097	$3,741,189
Robert A. Bailenson	Feb. 21, 2024[1]	—	$1,800,000	$3,600,000	—	—	—	—	—
	Feb. 21, 2024[2]	—	—	—	4,347	8,693	21,733	—	$906,419
	Feb. 21, 2024[3]	—	—	—	4,347	8,693	17,386	—	$737,514
	Feb. 21, 2024[4]	—	—	—	—	—	—	11,591	$983,380
Ling Chow	Feb. 21, 2024[1]	—	$1,300,000	$2,600,000	—	—	—	—	—
	Feb. 21, 2024[2]	—	—	—	3,024	6,048	15,120	—	$630,625
	Feb. 21, 2024[3]	—	—	—	3,024	6,048	12,096	—	$513,112
	Feb. 21, 2024[4]	—	—	—	—	—	—	8,064	$684,150
Benjamin G. Rosenblum	Feb. 21, 2024[1]	—	$1,300,000	$2,600,000	—	—	—	—	—
	Feb. 21, 2024[2]	—	—	—	2,268	4,536	11,340	—	$472,969
	Feb. 21, 2024[3]	—	—	—	2,268	4,536	9,072	—	$384,834
	Feb. 21, 2024[4]	—	—	—	—	—	—	6,048	$513,112
Stephen Donnarumma	Feb. 21, 2024[1]	—	$1,200,000	$2,400,000	—	—	—	—	—
	Feb. 21, 2024[2]	—	—	—	1,701	3,402	8,505	—	$354,727
	Feb. 21, 2024[3]	—	—	—	1,701	3,402	6,804	—	$288,626
	Feb. 21, 2024[4]	—	—	—	—	—	—	4,536	$384,834

(1) Represents a grant of a non-equity incentive compensation award. As described in "Compensation Discussion and Analysis — Executive — Compensation Program Structure and Process — Components of Our Executive Compensation Program — Cash Incentive Compensation," our Compensation Committee uses a formula to award cash incentive compensation in order to enhance the transparency of our process. The amount of cash incentive compensation awarded to each executive is determined based on the extent to which that executive achieves certain pre-established performance targets; 67% is tied to the achievement of five financial performance targets and 33% is tied to the achievement of non-financial objectives. On the February 21, 2024 grant date, our Compensation Committee established a target and maximum cash incentive award for each of our named executive officers, as well as the formula for determining the actual amount of payment to each named executive officer, which may range from zero to such executive's maximum amount. The target for each of our named executive officers is two times their salary, and each would achieve their maximum amount listed (equal to two times their target) upon receiving the maximum score under our formula of 200%. In February 2025, after applying the formula to each of the named executive officers, our Compensation Committee approved the payments described in the Summary Compensation Table for payment of such non-equity incentive compensation awards.

(2) Represents a Relative TSR PSU award. The Relative TSR PSUs will cliff vest at the end of a three-year vesting period based on the company's total shareholder return compared to the total shareholder return of all companies in the Russell Midcap Index - Financials, with limited exceptions. The number of Common Shares listed in the Threshold column represents the number of Common Shares (50% of the units awarded) that will vest if the Company achieves a total shareholder return at the 25th percentile relative to the total shareholder return of all companies in the Russell Midcap Index - Financials; the number of Common Shares listed in the Target column represents the number of Common Shares (100% of the units awarded) that will vest if the Company achieves a total shareholder return at the 55th percentile relative to the total shareholder return of all companies in the Russell Midcap Index - Financials; and the number of Common Shares listed in the Maximum column represents the number of Common Shares (250% of the units awarded) that will vest if the Company achieves a total shareholder return at the 95th percentile relative to the total shareholder return of all companies in the Russell Midcap Index - Financials. If the Company does not achieve a total shareholder return at least at the 25th percentile relative to the total shareholder return of all companies in the Russell Midcap Index - Financials is achieved during the performance period, there

will be no payout on the Relative TSR PSUs. In addition, the number of Common Shares that will vest is capped at 100% of the Relative TSR PSUs awarded if the Company achieves a negative total shareholder return, even if above the 55th percentile relative to the total shareholder return of all companies in the Russell Midcap Index - Financials. For results between the threshold achievement level and the target achievement level and between the target achievement level and the maximum achievement level, the amount of our Common Shares earned for each Relative TSR PSU is based on straight-line interpolation. Common Shares earned pursuant to the Relative TSR PSUs remain restricted until one year after they vest.

(3)   Represents an ABV PSU award. The ABV PSUs will cliff vest at the end of a three-year vesting period based on the Company's growth in core adjusted book value per share, with limited exceptions. The number of Common Shares listed in the Threshold column represents the number of Common Shares (50% of the units awarded) that will vest if the Company achieves a growth in core adjusted book value per share of 12%; the number of Common Shares listed in the Target column represents the number of Common Shares (100% of the units awarded) that will vest if the Company achieves a growth in core adjusted book value per share of 15%; and the number of Common Shares listed in the Maximum column represents the number of Common Shares (200% of the units awarded) that will vest if the Company achieves a growth in core adjusted book value per share of 18%. If the Company does not achieve a growth in core adjusted book value per share of at least 12%, there will be no payout on ABV PSUs. For results between the threshold achievement level and the target achievement level and between the target achievement level and the maximum achievement level, the amount of our Common Shares earned for each ABV PSU is based on straight-line interpolation.

(4)   Represents a time-based RSU award. The RSUs will vest on the third anniversary of the grant date of the award, subject to continued employment, with limited exceptions.

(5)   This column discloses the aggregate grant date fair value computed in accordance with U.S. GAAP, which is $104.27 per target share for Relative TSR PSUs, $84.84 per target share for ABV PSUs, and $84.84 per share for the RSUs. For the assumptions used in the valuation, see note 12 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2024.

OUTSTANDING EQUITY AWARDS

The following table sets forth the outstanding equity awards held by our named executive officers as of December 31, 2024.

| Name | Stock Awards | | | |
	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Dominic J. Frederico	53,407 [1]	$4,807,164	—	—
	47,873 [2]	$4,309,049	—	—
	44,097 [3]	$3,969,171	—	—
	85,598 [4]	$7,704,634	—	—
	80,110 [5]	$7,210,701	—	—
	—	—	17,953 [6]	$1,615,905
	—	—	17,953 [7]	$1,615,905
	—	—	16,537 [8]	$1,488,450
	—	—	16,537 [9]	$1,488,450
Robert A. Bailenson	11,602 [1]	$1,044,296	—	—
	10,998 [2]	$989,930	—	—
	11,591 [3]	$1,043,306	—	—
	18,596 [4]	$1,673,842	—	—
	17,404 [5]	$1,566,534	—	—
	—	—	4,124 [6]	$371,201
	—	—	4,124 [7]	$371,201
	—	—	4,347 [8]	$391,228
	—	—	4,347 [9]	$391,228
Ling Chow	8,840 [1]	$795,688	—	—
	8,410 [2]	$756,984	—	—
	8,064 [3]	$725,841	—	—
	14,168 [4]	$1,275,290	—	—
	13,260 [5]	$1,193,533	—	—
	—	—	3,154 [6]	$283,892
	—	—	3,154 [7]	$283,892
	—	—	3,024 [8]	$272,190
	—	—	3,024 [9]	$272,190
Benjamin G. Rosenblum	2,812 [10]	$253,108	—	—
	4,410 [11]	$396,944	—	—
	13,345 [12]	$1,201,183	—	—
	9,042 [13]	$813,870	—	—
	3,455 [14]	$310,985	—	—
	6,789 [15]	$611,078	—	—
	6,048 [5]	$544,380	—	—
	—	—	2,268 [8]	$204,143
	—	—	2,268 [9]	$204,143
Stephen Donnarumma	4,788 [1]	$430,968	—	—
	4,917 [2]	$442,579	—	—
	4,536 [3]	$408,285	—	—
	7,674 [4]	$690,734	—	—
	7,182 [5]	$646,452	—	—
	—	—	1,844 [6]	$165,978
	—	—	1,844 [7]	$165,978
	—	—	1,701 [8]	$153,107
	—	—	1,701 [9]	$153,107

(1)　　Represents a time-based RSU award. These units were granted on February 23, 2022, and vested on February 23, 2025.

(2)   Represents a time-based RSU award. These units were granted on February 22, 2023, and will vest on February 22, 2026, subject to continued employment, with limited exceptions.

(3)   Represents a time-based RSU award. These units were granted on February 21, 2024, and will vest on February 21, 2027, subject to continued employment, with limited exceptions.

(4)   Represents a TSR PSU award. These units were granted on February 23, 2022, and vested on February 23, 2025, and were based on our Company's total shareholder return compared to the total shareholder return of all companies in the Russell Midcap Index - Financials over a three-year period, with limited exceptions. The Company achieved a relative total shareholder return for the relevant period in the 85th percentile, resulting in a payout of 213.7% of the units awarded.

(5)   Represents an ABV PSU award. These units were granted on February 23, 2022, and vested on February 23, 2025, and are based on our Company's growth in Core ABV per share over a three-year period, with limited exceptions. The Company achieved a growth in Core ABV per share of 30.9% over the relevant period, resulting in the maximum payout of 200% of the units awarded.

(6)   Represents a TSR PSU award. These units were granted on February 22, 2023, and will vest on February 22, 2026, subject to continued employment, with limited exceptions, and achievement of defined performance goals based on our Company's total shareholder return compared to the total shareholder return of all companies in the Russell Midcap Index - Financials.

(7)   Represents an ABV PSU award. These units were granted on February 22, 2023, and will vest on February 22, 2026, subject to continued employment, with limited exceptions, and achievement of defined performance goals based on our Company's growth in Core ABV per share.

(8)   Represents a TSR PSU award. These units were granted on February 21, 2024, and will vest on February 21, 2027, subject to continued employment, with limited exceptions, and achievement of defined performance goals based on our Company's total shareholder return compared to the total shareholder return of all companies in the Russell Midcap Index - Financial.

(9)   Represents an ABV PSU award. These units were granted on February 21, 2024, and will vest on February 21, 2027, subject to continued employment, with limited exceptions, and achievement of defined performance goals based on our Company's growth in Core ABV per share.

(10)   Represents a time-based RSU award. These units were granted on February 24, 2021, and vested on February 24, 2025.

(11)   Represents a time-based RSU award. These units were granted on February 23, 2022. One half of these units vested on February 23, 2025 and the remaining half will vest on February 23, 2026, subject to continued employment, with limited exceptions.

(12)   Represents a time-based RSU award. These units were granted on May 2, 2022, and will vest on May 2, 2025, subject to continued employment, with limited exceptions.

(13)   Represents a time-based RSU award. These units were granted on February 22, 2023. One third of these units vested on February 22, 2025 and one third will vest on each of February 22, 2026 and 2027, subject to continued employment, with limited exceptions.

(14)   Represents a time-based RSU award. These units were granted on May 1, 2023. One third of these units will vest on each of May 1, 2025, 2026 and 2027, subject to continued employment, with limited exceptions.

(15)   Represents a time-based RSU award. These units were granted on July 1, 2023. One third of these units will vest on each of July 1, 2025, 2026 and 2027, subject to continued employment, with limited exceptions.

2024 SHARES VESTED

The following table provides information concerning the vesting of our named executive officers' time- and performance-based restricted share units during 2024.

	Share Awards	
Name	Number of Shares Acquired on Vesting[1]	Value Realized on Vesting[2]
Dominic J. Frederico	331,170	$28,126,268
Robert A. Bailenson	74,515	$6,328,559
Ling Chow	56,770	$4,821,476
Benjamin G. Rosenblum	14,055	$1,172,354
Stephen Donnarumma	30,753	$2,611,852

(1)   This column represents gross shares vesting, not reduced by shares withheld to pay for personal income tax.

(2)   The value of a restricted share upon vesting is the fair market value of the shares on the vesting date. This column represents the value of gross shares vesting, not reduced by shares withheld to pay for personal income tax.

NON-QUALIFIED DEFERRED COMPENSATION

The following table sets forth information concerning non-qualified deferred compensation of our named executive officers. The amounts set forth in this table include only contributions made and earnings received during 2024 and do not include contributions and earnings with respect to the 2024 non-equity incentive compensation paid in 2025.

Name	Executive Contributions in Last FY[1]	Registrant Contributions in Last FY[2]	Aggregate Earnings in Last FY	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE[3]
Dominic J. Frederico	$265,049	$530,097	$4,211,807	—	$25,067,812 [4]
Robert A. Bailenson	$166,950	$333,900	$2,125,955	—	$13,323,722
Ling Chow	$116,408	$232,816	$621,002	—	$5,631,000
Benjamin G. Rosenblum	$94,286	$188,571	$640,657	—	$4,434,019
Stephen Donnarumma	$101,268	$202,535	$558,392	—	$5,399,556

(1)   The amounts in this column are also included in the Summary Compensation Table, in the Salary column and in the Non-Equity Incentive Plan Compensation column.

(2)   The amounts in this column are included in the Summary Compensation Table, in the All Other Compensation column as the employer contribution to the retirement plans.

(3)   Of the totals in this column plus, for Mr. Frederico, $12,577,909 distributed on January 6, 2017, the following totals have been previously reported in the Summary Compensation Table for previous years:

Name	2024 Amount	2023 Amount
Dominic J. Frederico	$14,376,231	$13,662,042
Robert A. Bailenson	$4,561,802	$4,129,839
Ling Chow	$1,706,336	$1,421,455
Benjamin G. Rosenblum	—	—
Stephen Donnarumma	$521,916	$271,623

(4) $1,612,387 was assumed from the ACE Limited Supplemental Retirement Plan at our 2004 initial public offering.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following tables quantify the potential payments upon termination that our named executive officers would receive assuming that the relevant termination event had occurred on December 31, 2024. The last table quantifies the potential payments upon a qualifying termination, which includes (unless otherwise expressly noted) an involuntary termination without cause or a voluntary termination for good reason, on or after a change in control that our named executive officers would receive assuming that both the qualifying termination and change in control had occurred on December 31, 2024. We do not provide for any automatic single trigger vesting of equity awards or payments of other benefits solely upon a change in control (equity will only vest upon a change in control if an acquirer refuses to assume the awards, and otherwise vesting requires a "double trigger") and we do not provide for any 280G excise tax gross-up payments.

TERMINATION DUE TO DEATH OR DISABILITY

Name	Unvested PRA	Unvested RSUs	Unvested PSUs[1]	Total
Dominic J. Frederico	—	$13,085,384	$22,670,710	$35,756,094
Robert A. Bailenson	—	$3,077,532	$5,087,474	$8,165,006
Ling Chow	—	$2,278,513	$3,850,931	$6,129,444
Benjamin G. Rosenblum	$125,000	$4,131,549	$234,158	$4,490,707
Stephen Donnarumma	—	$1,281,832	$2,143,466	$3,425,298

(1)   The value of the PSUs for this table was determined as if the applicable performance period ended on December 31, 2024. The portion of the PSUs which ultimately would become vested may vary from this assumed amount depending on the actual price of our Common Shares through the remainder of the actual performance period and the value of our Common Shares on the date of distribution.

TERMINATION DUE TO RETIREMENT

Name	Unvested PRA	Unvested RSUs	Unvested PSUs[1]	Total
Dominic J. Frederico	—	$13,085,384	$31,802,993	$44,888,377
Robert A. Bailenson[2]	—	—	—	—
Ling Chow[3]	—	—	—	—
Benjamin G. Rosenblum[4]	—	—	—	—
Stephen Donnarumma	—	$1,281,832	$3,072,690	$4,354,522

(1)   The value of the PSUs for this table was determined as if the applicable performance period ended on December 31, 2024. The portion of the PSUs which ultimately would become vested may vary from this assumed amount depending on the actual price of our Common Shares through the remainder of the actual performance period and the value of our Common Shares on the date of distribution.

(2)   Mr. Bailenson had not reached retirement age by December 31, 2024. Upon retirement, Mr. Bailenson will become partially or fully vested in respect of his unvested RSUs and PSUs.

(3)   Ms. Chow had not reached retirement age by December 31, 2024. Upon retirement, Ms. Chow will become partially or fully vested in respect of her unvested RSUs and PSUs.

(4)   Mr. Rosenblum had not reached retirement age by December 31, 2024. Upon retirement, Mr. Rosenblum will become partially or fully vested in respect of his unvested RSUs and PSUs.

TERMINATION WITHOUT CAUSE / TERMINATION FOR GOOD REASON PAYMENTS

Name	Salary Continuation	Cash Incentive Compensation	Benefits	Unvested PRA [1]	Unvested RSUs	Unvested PSUs[2]	Total
Dominic J. Frederico	$1,250,000	$3,327,679	$67,354	—	$13,085,384	$22,670,710	$40,401,127
Robert A. Bailenson	$900,000	$2,059,315	$40,755	—	$3,077,532	$5,087,474	$11,165,076
Ling Chow	$650,000	$1,471,886	$40,755	—	$2,278,513	$3,850,931	$8,292,085
Benjamin G. Rosenblum	$650,000	$975,000	$40,755	$125,000	$544,380	$234,158	$2,569,293
Stephen Donnarumma	$600,000	$1,298,554	$27,910	—	$1,281,832	$2,143,466	$5,351,762

(1)   A qualifying termination for purposes of Mr. Rosenblum's unvested PRA does not include a termination for good reason and, therefore, in the event of a termination of his employment for good reason, the total amount payable to him would be reduced by $125,000.

(2)   The value of the PSUs for this table was determined as if the applicable performance period ended on December 31, 2024. The portion of the PSUs which ultimately would become vested may vary from this assumed amount depending on the actual price of our Common Shares through the remainder of the actual performance period and the value of our Common Shares on the date of distribution.

QUALIFYING TERMINATION ON OR AFTER CHANGE-IN-CONTROL PAYMENTS

Name	Salary Continuation	Cash Incentive Compensation	Benefits	Unvested RSUs	Unvested PSUs[1]	Total
Dominic J. Frederico	$1,250,000	$3,327,679	$67,354	$13,085,384	$25,849,192	$43,579,609
Robert A. Bailenson	$900,000	$2,059,315	$40,755	$3,077,532	$5,752,072	$11,829,674
Ling Chow	$650,000	$1,471,886	$40,755	$2,278,513	$4,389,746	$8,830,900
Benjamin G. Rosenblum [2] [3]	$650,000	$975,000	$40,755	$4,131,549	—	$5,797,304
Stephen Donnarumma	$600,000	$1,298,554	$27,910	$1,281,832	$2,460,262	$5,668,558

(1)   For PSUs, the applicable performance period would end on the date of a change in control and the amount which would become vested would be determined based on the performance through such date.

(2)   No unvested PRA payments are payable upon a change in control.

(3)   A qualifying termination for purposes of certain of Mr. Rosenblum's unvested RSUs does not include a termination for good reason and, therefore, in the event of a termination of his employment for good reason following a change in control, the RSUs payable to Mr. Rosenblum would be reduced by $3,587,169.

The salary continuation, cash incentive compensation and benefits columns in the Termination without Cause / Termination for Good Reason Payments table and the Qualifying Termination on or after Change-in-Control Payments table represent amounts that would be payable to each named executive officer under the terms of the severance plan for our named executive officers. Under the terms of the plan, each named executive officer receives one year of salary, the average of the last three annual cash incentive compensation amounts, a pro-rata annual cash incentive compensation payment for the year of termination and one year of benefits which represent medical plan and dental plan premiums paid by our Company at the same level as was paid just prior to termination. The treatment of the equity awards set forth in the tables above is based on the terms of the individual equity award agreements governing each grant.

For the purpose of these tables, the value of RSUs and PSUs has been determined by multiplying the number of shares that would have become vested on December 31, 2024 based on each applicable termination described above and based on target performance or the actual performance determined as if the performance period ended on such date by the closing price of our Common Shares on December 31, 2024, which was $90.01.

In addition to the amounts listed in the tables, upon a termination of employment for any of the reasons described above, the executives would be entitled to distributions from the qualified and non-qualified defined contribution retirement plans maintained by our Company and affiliates. For our named executive officers, the aggregate qualified and non-qualified defined contribution retirement account balances as of December 31, 2024 for Mr. Frederico, Mr. Bailenson, Ms. Chow, Mr. Rosenblum, and Mr. Donnarumma are as follows, respectively: $27,194,545, $18,258,813, $8,620,515, $6,740,577 and $10,483,665. Retirement account balances will be paid upon termination in accordance with the terms of the plans, as described below.

If a named executive officer had been terminated for cause on December 31, 2024, he or she would not have received any severance payments and would have forfeited all unvested RSUs and PSUs, receiving only salary payments through the termination date and vested retirement benefits under our Company's qualified retirement plan and accrued retirement benefits related to employee contributions to our Company's non-qualified plan (but forfeiting accrued retirement benefits related to employer contributions).

Severance payments and vesting of RSUs, PSUs and PRA assume no subsequent employment after termination. Certain rights to vesting and distributions following retirement, a termination without cause or a termination for good reason are subject to continued compliance with applicable restrictive covenants and may be forfeited by the executive in the event of a violation of such covenants (and in certain circumstances, the executive may be required to repay certain amounts in the event of a violation of such covenants).

NON-QUALIFIED RETIREMENT PLANS

All of our named executive officers participate in a non-qualified defined contribution retirement plan through an Assured Guaranty employer. These plans generally permit distributions only following a participant's termination of employment, and each of the plans imposes some additional restrictions on distributions as described below. A change in control under the current provisions of these plans does not entitle a participant to payment. Below is an overview of each plan.

AG US GROUP SERVICES INC. SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN (AGUS SERP)

The AG US Group Services Inc. Supplemental Executive Retirement Plan, which we refer to as the AGUS SERP, is a non-qualified retirement plan for higher-paid employees. Internal Revenue Code provisions, such as the annual limit on employee deferrals, limit the amount of contributions that these employees may make or have made on their behalf to the qualified AG US Group Services Inc. Employee Retirement Plan. Upon reaching the limits imposed by Internal Revenue Code provisions, these employees may contribute up to 6% of eligible compensation to the AGUS SERP. The plan also permits discretionary employer contributions (with the employer matching and core contributions to the AGUS SERP capped at a limit of 6% of eligible compensation).

- A participant does not vest in employer contributions until he or she has completed one year of service, but the participant will vest earlier if he or she dies or attains age 65 while employed by a specified Assured Guaranty employer.

- Distribution of a participant's account balances will be made as a lump sum. However, a participant may elect to receive payment of their account balances in annual installments over a period not exceeding five years, but only if, at the time of termination, the participant has attained age 55 and completed at least five years of service, and the amount of the participant's account balances is at least $50,000.

- A participant who is considered to be a specified employee as defined in Section 409A of the Internal Revenue Code and whose payment of benefits begins by reason of termination of employment may not begin to receive such payment until six months after termination of employment.

INCENTIVE PLANS

All of our named executive officers have received awards pursuant to our Company's long-term incentive plan, the Assured Guaranty Ltd. 2024 Long-Term Incentive Plan, which we refer to as the Incentive Plan, and the Assured Guaranty Ltd. 2004 Long-Term Incentive Plan, which we refer to as the Prior Plan and to which the Incentive Plan is the successor. The Incentive Plan was approved by shareholders on May 2, 2024, and awards granted prior to that date were issued pursuant to the Prior Plan. In 2025, our named executive officers received a grant of PSUs and RSUs for the 2024 performance year as described below.

The Incentive Plan (like the Prior Plan) provides for the grant of non-qualified and incentive stock options, stock appreciation rights, full value awards, which include awards such as restricted shares, RSUs or PSUs, and cash incentive awards to employees selected by our Compensation Committee. Our Compensation Committee specifies the terms of the award, including the vesting period applicable to the award, at the time it grants the award to the employee, and includes the terms in an award agreement between the employee and our Company.

- PSUs were granted from 2022 through 2025 that will cliff vest at the end of a three-year performance period if certain performance conditions are satisfied (based on growth in core adjusted book value per share relative to a target and on TSR relative to the Index) and if the participant continues to be employed through the end of such three-year period, with limited exceptions as described below.

  The participant is entitled to pro-rata vesting of the PSUs in the event of termination prior to the end of the vesting period due to death or disability, an involuntary termination without cause, a voluntary termination for good reason or, a voluntary termination due to retirement, if certain requirements are met and if, and only to the extent that, the performance conditions are satisfied at the end of the applicable performance period. In the event of a change in control, the PSUs vest only to the extent that the performance conditions are satisfied at the time of the change in control and only if the participant remains employed through the end of the three-year performance period, provided, however that the vesting of the PSUs shall be accelerated following such change in control in the event of termination following the change in control but prior to the end of the vesting period due to death or disability, an involuntary termination without cause, a voluntary termination for good reason or in the event that the acquirer does not agree to continue such award following the change in control.

- RSUs were granted from 2022 through 2025 that will cliff vest at the end of a three-year period if the participant remains employed through the end of such period. Such vesting may be accelerated in the event of termination prior to the end of the vesting period due to death or disability or in the event of a change in control where the acquirer does not agree to continue such award following the change in control. Additionally, the participant may remain entitled to continued vesting of such RSUs following an involuntary termination without cause, a voluntary termination for good reason or a voluntary termination due to retirement during the vesting period if certain requirements are met, including the participant signing of a release of claims against our Company and continuing to comply with applicable restrictive covenants.

- Special RSUs were granted to Mr. Bailenson and Ms. Chow in 2025 that will cliff vest at the end of a five-year period if the participant remains employed through the end of such period. Such vesting may be accelerated in the event of termination prior to the end of the vesting period due to death or disability or in the event of a change in control where the acquirer does not agree to continue such award following the change in control. Additionally, the participant may remain entitled to continued vesting of such special RSUs following an involuntary termination without cause or a voluntary termination for good reason during the vesting period if certain requirements are met, including the participant signing of a release of claims against our Company and continuing to comply with applicable restrictive covenants.

CEO PAY RATIO

In 2024, the annual total compensation of Dominic J. Frederico, our President and Chief Executive Officer was $14,933,252. The annual total compensation of our median employee was $314,500. As a result, the ratio of the annual total compensation of our CEO to our median employee was 47.5 to 1.

We identified the median employee by examining the 2024 annual total compensation for all individuals, excluding our CEO, who were employed by us on December 31, 2024. We included all employees, whether employed on a full-time or part-time basis, and including all employees resident outside of the U.S. We did not make any assumptions, adjustments or estimates with respect to annual total compensation. We annualized the compensation for any full-time employees who were not employed by us for all of 2024. We calculated the total compensation for our CEO and all of our employees excluding our CEO using the same methodology we use to calculate Total Annual Compensation for our named executive officers as set forth in the 2024 Summary Compensation table appearing earlier in this proxy statement.

PAY VERSUS PERFORMANCE

The following table provides compensation and performance information for 2024, 2023, 2022, 2021 and 2020 for our CEO and for our other named executive officers as a group.

| Year | Summary Compensation Table Total for PEO[1] | Compensation Actually Paid to PEO[1][2] | Average Summary Compensation Table Total for non-PEO Named Executive Officers[1] | Average Compensation Actually Paid to non-PEO Named Executive Officers[1][2] | Value of Initial Fixed $100 Investment Based on: | | Net Income (millions)[5] | Core ABV per Share[6] |
					Total Shareholder Return[3]	Peer Group Total Shareholder Return[4]		
2024	$14,933,252	$25,665,738	$4,538,512	$5,886,320	$202	$185	$392	$170
2023	$13,477,512	$26,808,821	$3,765,333	$5,379,798	$166	$141	$761	$156
2022	$13,606,009	$28,885,520	$3,662,609	$6,060,272	$135	$125	$137	$142
2021	$14,536,062	$23,817,693	$4,277,028	$5,930,256	$107	$143	$419	$130
2020	$10,876,524	$4,540,198	$3,346,954	$2,208,833	$66	$105	$368	$115

(1)   The PEO for each year reported is Dominic J. Frederico. The non-PEO named executive officers for each year reported are as follows:

- 2024: Robert A. Bailenson, Ling Chow, Benjamin G. Rosenblum, Stephen Donnarumma
- 2023: Robert A. Bailenson, Ling Chow, Stephen Donnarumma, Holly Horn
- 2022: Robert A. Bailenson, Ling Chow, David A. Buzen, Stephen Donnarumma
- 2020 and 2021: Robert A. Bailenson, Ling Chow, David A. Buzen, Russell B. Brewer II

(2)   SEC rules require certain adjustments be made to the "Summary Compensation Table" totals to determine "compensation actually paid" as reported in the "Pay versus Performance Table" above. For purposes of the equity award adjustments shown below, no equity awards were cancelled due to a failure to meet vesting conditions. The following table details the applicable adjustments that were made to determine "compensation actually paid" (all amounts are averages for the non-PEO named executive officers, who we refer to as Other NEOs in the following table):

Year	Executive(s)	"Summary Compensation Table" Total	Deduct Share Award Included in "Summary Compensation Table"	Add Year-end Value of Unvested Equity Awards Granted in Year	Change in Value of Unvested Equity Awards Granted in Prior Years	Change in Value of Equity Awards Granted in Prior Years which Vested in Year	"Pay versus Performance Table" Compensation Actually Paid
2024	PEO	$14,933,252	$(9,995,624)	$6,540,597	$10,842,696	$3,344,817	$25,665,738
	Other NEOs	$4,538,512	$(1,713,576)	$1,121,276	$1,500,807	$439,301	$5,886,320
2023	PEO	$13,477,512	$(8,112,953)	$7,848,517	$13,530,338	$65,407	$26,808,821
	Other NEOs	$3,765,333	$(1,195,033)	$1,156,084	$1,645,336	$8,078	$5,379,798
2022	PEO	$13,606,009	$(8,661,779)	$7,576,157	$13,873,696	$2,491,437	$28,885,520
	Other NEOs	$3,662,609	$(1,252,978)	$1,095,933	$2,149,270	$405,438	$6,060,272
2021	PEO	$14,536,062	$(9,239,643)	$10,089,728	$6,588,781	$1,842,765	$23,817,693
	Other NEOs	$4,277,028	$(1,658,182)	$1,810,742	$1,168,687	$331,981	$5,930,256
2020	PEO	$10,876,524	$(5,964,855)	$5,368,531	$(5,219,036)	$(520,966)	$4,540,198
	Other NEOs	$3,346,954	$(1,005,208)	$904,717	$(956,798)	$(80,832)	$2,208,833

(3)   Represents our Company's cumulative TSR for the measurement period December 31, 2019 through December 31 of the year indicated.

(4)   Represents the cumulative TSR of the Russell Midcap Index - Financials for the measurement period December 31, 2019 through December 31 of the year indicated. The Russell Midcap Index - Financials is the peer group used by our Company for purposes of Item 201(e) of Regulation S-K under the Securities Exchange Act of 1934, as amended (which we refer to as the Exchange Act), in our Annual Report on Form 10-K for the year ended December 31, 2024.

(5)   Represents "Net Income (loss)" in our Company's Consolidated Income Statements included in our Annual Report on Form 10-K for each of the years ended December 31, 2024, 2023, 2022, 2021 and 2020.

(6)   Our Company-selected measure is Core ABV per share, which is described below.

The following graphs show the relationship between executive compensation actually paid and, respectively, Core ABV per share, TSR, and net income, as well as the relationship between TSR and peer group TSR.







Compensation Actually Paid versus Net Income

Given the methodology for calculating compensation actually paid and the large component of multi-year equity awards in our executive compensation program, the movement of the price of our Common Shares over the relevant year has a large impact on the calculation of compensation actually paid to our CEO and our other named executive officers as a group during that year. Additionally, we provide our CEO and our other named executive officers their short-term and long-term incentive awards in the February following the year for which their performance is measured in making those awards, further obscuring any relationship between the performance measures and calculated compensation actually paid in the graphs above.

Core ABV per share is a measure of the intrinsic value of our Company on a per share basis, so an increase in Core ABV per share reflects the building of value for our shareholders. TSR captures the view of the equity markets to our efforts. The graphs above demonstrate some correlation between these measures and the calculated compensation actually paid. On the other hand, as described in the Compensation Discussion and Analysis — Executive Compensation Program Structure and Process, the nature of the accounting model for the financial guaranty business, where only approximately 5% of the premiums we earned in 2024 related to new financial guaranty policies we wrote in 2024, shows how little impact activity in our core insurance business has on our net income in a given year, and the graph above demonstrates little correlation between net income and calculated compensation actually paid.

The following non-ranked list shows the financial performance measures we view as the most important to link executive compensation actually paid during the most recent fiscal year to our performance during that same period:

- Core ABV per share

- Core Operating income per diluted share

- Core Operating ROE

- Core Operating shareholders' equity per share

- PVP

- Relative TSR

The first five of these measures are non-GAAP financial measures and are described under "Non-GAAP Financial Measures" in the Compensation Discussion and Analysis. The Compensation Discussion and Analysis also describes how we use these measures, in some instances with further adjustments, in the calculation or award of executive compensation.

EQUITY COMPENSATION PLANS INFORMATION

The following table summarizes our equity compensation plans as of December 31, 2024:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and right (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	—	—	2,066,263[1]
Equity compensation plans not approved by security holders	N/A	N/A	N/A
TOTAL	—	—	2,066,263

(1)   Includes 334,490 Common Shares reserved for issuance under the Assured Guaranty Ltd. Employee Stock Purchase Plan and includes 1,731,773 Common Shares available for stock options, restricted share awards, RSUs, performance stock options and PSUs reserved for future issuance under the Assured Guaranty Ltd. 2024 Long-Term Incentive Plan. The grants of dividend equivalents of RSUs have reduced the number of shares available for future issuance.

PROPOSAL NO. 2:
ADVISORY APPROVAL OF EXECUTIVE COMPENSATION

Our shareholders have the opportunity to cast an advisory (nonbinding) vote to approve the compensation of our named executive officers as disclosed in this proxy statement in accordance with the SEC's compensation disclosure rules. This vote is being conducted in accordance with the requirements of Section 14A of the Exchange Act and the related rules of the SEC. Proposal No. 2 is Item 2 on the proxy card.

As described in detail under the heading "Executive Compensation — Compensation Discussion and Analysis," our executive compensation program is designed to attract, motivate, and retain talented executives who possess the skills required to formulate and drive our Company's strategic direction and achieve annual and long-term performance goals necessary to create shareholder value. The program seeks to align executive compensation with shareholder value on an annual and long-term basis through a combination of base pay, annual incentives and long-term incentives. Our Compensation Committee continually reviews the compensation programs for our named executive officers to ensure they achieve the desired goals of aligning our executive compensation structure with our shareholders' interests and current market practices. Please read the "Compensation Discussion and Analysis" discussion for additional details about our executive compensation programs, including information about the compensation of our named executive officers for the 2024 performance year.

We believe that our executive compensation program is structured in the best manner possible to support our Company and our business objectives. We are asking our shareholders to indicate their support for our named executive officer compensation as described on pages 27 to 68 of this proxy statement, which include the "Compensation Discussion and Analysis" section and the compensation tables and related narrative disclosure. This proposal, commonly known as a "say-on-pay" proposal, gives our shareholders the opportunity to express their views on our named executive officers' compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this proxy statement.

 **Our Board of Directors unanimously recommends that you vote "FOR" the following resolution at the Annual General Meeting:**

"RESOLVED, that the overall compensation paid to the Company's named executive officers, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, the compensation tables and the accompanying narrative disclosures in this proxy statement is hereby APPROVED."

The say-on-pay vote is advisory, and therefore not binding on our Company, our Compensation Committee or our Board of Directors. However, our Board of Directors and our Compensation Committee value the opinions of our shareholders and will review the voting results carefully. To the extent there is any significant vote against the named executive officer compensation as disclosed in this proxy statement, we will consider our shareholders' concerns and our Compensation Committee will evaluate whether any actions are necessary to address those concerns.

PROPOSAL NO. 3:

APPOINTMENT OF INDEPENDENT AUDITOR

In accordance with Section 89 of the Companies Act and our Bye-Laws, the appointment of our independent auditor is approved annually by our shareholders, who also annually authorize our Board of Directors, acting through its Audit Committee, to set the remuneration for our independent auditor. Proposal No. 3 is Item 3 on the proxy card.

At the recommendation of the Audit Committee, our Board of Directors recommends that shareholders appoint PricewaterhouseCoopers LLP as our independent auditor for the year ending December 31, 2025, and that shareholders authorize our Board of Directors, acting through its Audit Committee, to set the fees for our independent auditor. In making its recommendation with respect to the engagement of our independent auditor, the Audit Committee reviewed both the audit scope and estimated fees for professional services for the coming year.

PwC served as our independent auditor for the year ended December 31, 2024. Our audited financial statements for the year ended December 31, 2024 will be presented at the Annual General Meeting. Representatives of PwC will attend the Annual General Meeting and will have an opportunity to make a statement if they wish. They will also be available to answer questions at the meeting.

 **Our Board of Directors and the Audit Committee unanimously recommend that you vote "FOR" the appointment of PwC as the Company's independent auditor for the year ending December 31, 2025, and the authorization of the board of directors, acting through its Audit Committee, to set the fees for the independent auditor.**

ASSESSMENT OF INDEPENDENT AUDITOR

The Audit Committee annually evaluates the performance of our Company's independent auditor and provides assistance to the members of the Board of Directors in fulfilling their oversight of our financial reporting practices, including satisfying obligations imposed by Section 404 of the Sarbanes Oxley Act of 2002, and the preparation of the financial statements of our Company. The Audit Committee selects our independent auditor for the Board of Directors to recommend to the shareholders to appoint.

PwC has served as our independent auditor since 2003. Our Audit Committee considers the experience of PwC in auditing companies in the financial guaranty insurance industry and PwC's institutional knowledge of our business and operations, accounting policies and financial systems, and the potential effect of changing independent auditors, when assessing whether to retain PwC as our independent auditor. Our Audit Committee believes there are significant benefits and operational efficiencies to retaining PwC as our independent auditor in 2025.

Subject to our Company's shareholders' statutory right to set the terms of engagement for our independent auditor, including setting the remuneration of our independent auditor and authorizing our Board of Directors, through our Audit Committee, annually to set such terms of engagement, our Audit Committee contracts with and sets the fees paid to our independent auditor. The fees for services for PwC's audit services the past two fiscal years are set forth below under Independent Auditor Fee Information. Audit fees relate to professional services rendered for the audit of our consolidated financial statements, audits of the U.S. GAAP and statutory financial statements of certain subsidiaries, review of quarterly consolidated financial statements and U.S. GAAP and statutory financial statements of certain subsidiaries and audit of internal control over financial reporting as required under Sarbanes Oxley Section 404.

Our Audit Committee also determines that the non-audit services provided to our Company by the independent auditor are compatible with maintaining the independence of the independent auditor. Our Audit Committee's pre-approval policies and procedures are discussed below under Independent Auditor Fee Information.

Our Audit Committee annually conducts an evaluation of our independent auditor, currently PwC, to determine if they will recommend the retention of PwC as our independent auditor and is involved in the selection of the lead engagement partner at the five-year mandatory rotation period. Candidates for lead engagement partner are considered by the Audit Committee in consultation with management and PwC to ensure such candidates meet both professional industry experience and technical expertise in accounting, auditing and tax. Our Audit Committee is also involved in evaluating the qualifications and performance of the engagement team and lead engagement partner. As part of the evaluation of the independent auditor, the engagement team and lead engagement partner, our Audit Committee surveys select Company management and all members of our Audit Committee to evaluate the historical and recent performance of PwC and to determine if PwC is meeting our Company's expectations. Among other things, our Audit Committee considers PwC's independence, professional skepticism and objectivity, the quality and candor of PwC's communications with our Audit Committee and management, the quality and efficiency of the services provided by PwC, and the depth of PwC's understanding of our Company's business, operations and systems, including the potential effect on the financial statements of major risk and exposures facing the Company. In addition, our Audit Committee obtains and reviews, at least annually, a report by PwC describing:

- the firm's internal quality-control procedures;

- any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation of the firm by governmental or professional authorities, within the preceding five years, and any steps taken to deal with any such issues; and

- an assessment of PwC's independence and relationships between PwC and the Company.

Based upon the foregoing, and in light of the quality of audit services and sufficiency of resources provided, our Audit Committee believes selecting PwC as our Company's independent auditor for 2025 would be in the best interest of the Company and its shareholders and recommends the retention of PwC as our Company's independent auditor for 2025.

INDEPENDENT AUDITOR FEE INFORMATION

The following table presents fees for professional audit services rendered by PwC for the audit of our annual consolidated financial statements for 2024 and 2023 and fees for other services rendered by PwC in 2024 and 2023.

	2024	2023
Audit fees[1]	$9,186,140	$9,417,010
Audit-related fees[2]	$268,000	$464,000
Tax fees[3]	$416,500	$254,630
All other fees	$8,000	$10,000

(1)   We paid audit fees, including costs, for the years ended December 31, 2024 and December 31, 2023, for professional services rendered in connection with:

- the audits of our consolidated financial statements, of management's assessment of internal controls over financial reporting and of the effectiveness of these controls

- the statutory and U.S. GAAP audits of various subsidiaries

- review of quarterly financial statements

- SEC registration statements

(2)   Audit-related fees for the years ended December 31, 2024 and December 31, 2023 related to audits of our employee benefit plans, audit procedures not required by statute or regulation, and agreed upon procedures related to our proxy statement.

(3)   Tax fees for the years ended December 31, 2024 and December 31, 2023 related to both tax compliance and tax consulting services. Compliance-related tax fees for 2024 and 2023 were primarily for professional services rendered in connection with the preparation of the 2023 and 2022 federal tax returns. Compliance-related tax fees for 2024 also included a tax general and administrative expenses capitalization analysis. Tax consulting fees for 2024 and 2023 related to tax planning, transfer pricing services and other professional services.

PRE-APPROVAL POLICY OF AUDIT AND NON-AUDIT SERVICES

The Audit Committee pre-approved all of the fees described above. The Audit Committee has adopted policies and procedures for the pre-approval of all audit and permissible non-audit services provided by our independent auditor, PwC. The Audit Committee provides a general pre-approval of certain audit and non-audit services on an annual basis. The types of services that may be covered by a general pre-approval include other audit services, audit-related services and permissible non-audit services. If a type of service is not covered by the Audit Committee's general pre-approval, the Audit Committee must review the service on a specific case by case basis and pre-approve it if such service is to be provided by the independent auditor. Annual audit services engagement terms and fees require specific pre-approval of the Audit Committee and management and the auditor will report actual fees versus the budget periodically throughout the year by category of service. Any proposed services exceeding pre-approved costs also require specific pre-approval by the Audit Committee. For both types of pre-approval, the Audit Committee will consider whether such services are consistent with the SEC's rules on auditor independence. Either the Audit Committee Chair or the entire Audit Committee must pre-approve the provision of any significant additional audit fees in excess of the budgeted amount and/or any excess related to non-audit fees over the budgeted amount. All fees related to internal control work are pre-approved by the Audit Committee before such services are rendered. The Audit Committee pre-approved all of the fees described above pursuant to its pre-approval policies and procedures.

AUDIT COMMITTEE REPORT*

The Audit Committee consists of four members of the Board of Directors. The Board of Directors has determined that each Audit Committee member is:

- independent, as that concept is defined in Section 10A of the Exchange Act, the SEC rules promulgated thereunder, and the NYSE listing standards, of our Company and our management;

- financially literate, as contemplated by the NYSE listing standards; and

- an audit committee financial expert, as that term is defined under Item 407(d) of Regulation S-K.

The Audit Committee operates under a written charter approved by the Board of Directors, a copy of which is available on our website at www.assuredguaranty.com/governance. Each year, the Audit Committee reviews the charter and reports to the Board of Directors on its adequacy. As more fully described in the charter, the primary purpose of the Audit Committee is to assist the Board of Directors in its oversight of the integrity of our financial statements and financial reporting process; our compliance with legal and regulatory requirements and ethics programs established by management; the system of internal control over accounting and financial reporting; the independent audit process and the independent auditor's qualifications; independence and performance; and the performance of our internal audit function.

Our Company's management prepares our consolidated financial statements in accordance with U.S. GAAP. Management is also responsible for establishing and maintaining the financial reporting process that generates the statements, including adequate internal controls over that process, and for assessing the effectiveness of the internal controls. PwC, who is responsible for planning and conducting an independent audit of our Company's consolidated financial statements in accordance with the standards of the United States Public Company Accounting Oversight Board (PCAOB) and for expressing an opinion as to the conformity of these financial statements with U.S. GAAP, also audits the effectiveness of our internal controls over financial reporting. The Audit Committee, on behalf of the Board of Directors, monitors and reviews these processes, acting in an oversight capacity relying on the information provided to it and on the representations made to it by our management, PwC and other advisors.

Management has also retained Ernst & Young LLP, which we refer to as EY, to provide services to support our Company's internal audit program and compliance with Section 404 of the Sarbanes Oxley Act of 2002.

During the last year and earlier this year, as part of its oversight of management's preparation of our Company's Form 10-K, the Audit Committee:

- reviewed and discussed our quarterly financial reports on Form 10-Q and the audited financial statements contained in the Form 10-K with management and PwC;

- reviewed and discussed our quarterly and year-end earnings press releases and related materials;

- reviewed the overall scope and plans for the internal and independent audits and the results of such audits;

- reviewed critical accounting estimates and policies and the status of our loss reserves;

- reviewed and discussed with management, including our Chief Financial Officer and Chief Accounting Officer, and with PwC, the effect on our financial statements of our approximately 30% interest in Sound Point Capital Management, LP;

- reviewed with management the effect on our financial statements and overall financial reporting of the combination of our two U.S. insurance companies into one larger insurance company;

- reviewed and discussed with management, including our General Counsel and Chief Compliance Officer, the effect on our financial statements of litigation and changes in regulation, and our compliance with our conflict of interest and global code of ethics policies;

- reviewed and discussed our enterprise risk management and insurance underwriting with our Chief Risk Officer, coordinating the oversight of enterprise risk management and insurance underwriting with the Risk Oversight Committee and with the Board;

- reviewed and discussed cybersecurity and business continuity risks, and risk management, related to financial systems with our Chief Technology Officer and Chief Information Security Officer, in coordination with the Risk Oversight Committee's supervision of the Company's information technology and cybersecurity risk management processes and controls, and with the Board's overall supervision of management's establishment and operation of a cybersecurity program;

---

* The information contained in this Audit Committee Report shall not be deemed to be "soliciting material" or "filed" or incorporated by reference in future filings with the SEC, or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that the Company specifically requests that the information be treated as soliciting material or specifically incorporates it by reference into a document filed under the Securities Act or the Exchange Act.

- reviewed and discussed SEC-proposed rules to enhance and standardize cybersecurity- and climate-related disclosures in our financial statements;

- received periodic updates from management regarding environmental, social, and governance matters that may have a significant impact on the Company's financial statements;

- reviewed our compliance with the requirements of Sarbanes Oxley Section 404 and our internal controls over financial reporting, including controls to prevent and detect fraud;

- reviewed our whistleblower policy and its application;

- discussed with PwC all the matters required to be discussed by U.S. GAAP, including the matters required to be discussed by the applicable requirements of the PCAOB and the SEC, such as:

  – PwC's judgments about the quality, not just the acceptability, of our Company's accounting principles as applied in our financial reporting;

  – methods used to account for significant or unusual transactions;

  – the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus and material alternative treatments;

  – the process used by management in formulating particularly sensitive accounting estimates and judgments, and the basis for PwC's conclusions regarding the reasonableness of those estimates and judgments;

  – disagreements with management (of which there were none) over the application of accounting principles, the basis for management's accounting estimates, and disclosures in the financial statements; and

  – any significant audit adjustments and any significant deficiencies in internal control;

- reviewed and discussed with PwC the critical audit matter (CAM) as disclosed in their audit report on our consolidated financial statements;

- reviewed and approved the Company's policy with regard to the hiring of current or former employees of PwC;

- reviewed all other material written communications between PwC and management; and

- discussed with PwC their independence from our Company and management, including a review of audit and non-audit fees, and reviewed in that context the written disclosures and the letter required by the applicable requirements of the PCAOB regarding the independent auditor's communications with the Audit Committee concerning independence.

At each quarterly meeting, EY has the opportunity to address pending issues with the Audit Committee and to report the results of internal audits and pending issues, and semi-annually specifically reviews the overall internal audit program.

At each meeting, the Audit Committee meets in executive session (*i.e.,* without management present) with representatives of PwC to discuss the results of their examinations and their evaluations of our internal controls and overall financial reporting. Similar executive sessions are held at least semi-annually with representatives of EY. In addition, the Audit Committee meets regularly with certain members of senior management in separate sessions.

Based on the review and discussions referred to above, and in reliance on the information, opinions, reports or statements presented to the Audit Committee by our Company's management and PwC, the Audit Committee recommended to the Board of Directors that the December 31, 2024 audited consolidated financial statements be included in our Company's Annual Report on Form 10-K.

The foregoing report has been approved by the Audit Committee.

Bonnie L. Howard, Chair
Mark C. Batten
Thomas W. Jones
Courtney C. Shea

PROPOSAL NO. 4:
PROPOSALS CONCERNING OUR SUBSIDIARY, ASSURED GUARANTY RE LTD.

In accordance with AGL's Bye-Laws, if AGL is required or entitled to vote at a general meeting of any direct non-United States subsidiary of AGL, AGL's directors must refer the matter to the shareholders of AGL and seek authority from AGL's shareholders for AGL's representative or proxy to vote in favor of the resolution proposed by the subsidiary. AGL's directors must cause AGL's representative or proxy to vote AGL's shares in the subsidiary pro rata to the votes received at the general meeting of AGL. In addition, AGL's Board of Directors, in its discretion, may require that the organizational documents of each subsidiary of AGL organized under the laws of a jurisdiction outside the United States contain provisions substantially similar to these provisions. As a consequence, we are proposing that our shareholders authorize AGL to vote in favor of the following matters to be presented at the next annual general meeting of our subsidiary, Assured Guaranty Re Ltd., which we refer to as AG Re.

PROPOSAL 4.1 — ELECTION OF AG RE DIRECTORS

We propose that AGL be directed to elect the following ten directors of AG Re: Robert A. Bailenson, Gary F. Burnet, Ling Chow, Stephen Donnarumma, Dominic J. Frederico, Darrin G. Futter, Jorge A. Gana, Holly L. Horn, Benjamin G. Rosenblum and Walter A. Scott, with such persons constituting the entire board of directors of AG Re, to serve for one year terms commencing at the annual general meeting of AG Re. Other than Mr. Scott, each nominee is an officer of AGL or one of its subsidiaries and each has consented to serve as a director of AG Re without a fee if elected. Mr. Scott has also been nominated to serve as an independent non-executive director of Assured Guaranty Re Overseas Ltd., which we refer to as AGRO, and which is a wholly owned reinsurance subsidiary of Assured Guaranty Ltd., for a one year term commencing at the annual general meeting of AGRO. For the 2024 - 2025 term, Mr. Scott received a director's fee of $10,000 for serving on AG Re's board and an additional director's fee of $10,000 for serving on AGRO's board. We do not expect that any of the nominees will become unavailable for election as a director of AG Re, but if any nominees should become unavailable prior to the meeting, proxy cards, whether submitted by telephone, via the Internet or by mail, authorizing the proxies to vote for the nominees will instead be voted for substitute nominees recommended by AG Re's board of directors. Proposal 4.1 is Item 4A on the proxy card.

 **Our Board of Directors recommends that you direct AGL to vote "FOR" each of the nominees.**

The biographies for these nominees are set forth below. Assured Guaranty Municipal Corp, which we refer to as AGM in the biographies below, was merged with and into AG (formerly Assured Guaranty Corp. and renamed Assured Guaranty Inc.) as of August 2024.

Robert A. Bailenson, age 58, has been Chief Operating Officer of AGL since January 1, 2024. Mr. Bailenson has been with Assured Guaranty and its predecessor companies since 1990. Mr Bailenson was Chief Financial Officer of AGL from June 2011 through December 2023. Prior to that, Mr. Bailenson became Chief Accounting Officer of AG in 2003, of AGL in May 2005, and of AGM in July 2009, and served in such capacities until 2019. He was Chief Financial Officer and Treasurer of AG Re from 1999 until 2003 and was previously the Assistant Controller of Capital Re Corp., the Company's predecessor.

Mr. Bailenson's background as the Chief Operating Officer of AGL and former Chief Financial Officer and his experience as an accountant provides an important perspective to the Board of Directors of AG Re.

Gary F. Burnet, age 54, has been President of AG Re since August 2012, and prior to that he served as the Managing Director — Chief Credit Officer of AG Re from 2006 until his appointment as President. Mr. Burnet also served as the Vice President — Risk Management and Operations of AG Re from 2002 to 2005. Prior to joining our Company, Mr. Burnet's previous experience included two years at ACE Asset Management, where he was Investment Officer with responsibility for developing and modeling the ACE group's consolidated investment and insurance credit risk. Prior to ACE Asset Management, he was an Assistant Vice President — Investments at ACE Bermuda. Mr. Burnet trained as a Chartered Accountant with Geoghegan & Co. CA from 1993 to 1996 in Edinburgh Scotland and also worked as an audit senior for Coopers & Lybrand from 1996 to 1998 in Bermuda.

As the President of AG Re, Mr. Burnet has the most comprehensive knowledge of its operations, including the key areas of underwriting credit risk, accounting and risk management.

Ling Chow, age 54, has been General Counsel and Secretary of AGL since 2018. She is responsible for legal affairs and corporate governance at the Company, including its litigation and other legal strategies relating to distressed credits, and its corporate, compliance, regulatory and disclosure efforts. She is also responsible for the Company's human capital management function. Ms. Chow began her tenure at the Company in 2002 as a transactional attorney, working on the insurance of structured finance and derivative transactions. She previously served as Deputy General Counsel and Assistant Secretary of AGL from May 2015 and as Assured Guaranty's U.S. General Counsel from June 2016. Prior to that, Ms. Chow served as Deputy General Counsel of Assured Guaranty's U.S. subsidiaries in several capacities from 2004. Before joining Assured Guaranty, Ms. Chow was associated with law firms where she was responsible for transactional work associated with public and private mergers and acquisitions, venture capital investments and private and public securities offerings.

Ms. Chow's experience as an attorney and her position as the General Counsel of AGL enable her to make valuable contributions as a member of the Board of Directors of AG Re.

Stephen Donnarumma, age 62, has been the Chief Credit Officer of AG since 2007, and of AGM from 2009 until its merger with and into AG in 2024. Mr. Donnarumma joined Assured Guaranty in 1993 and has held a number of positions over the years, including Deputy Chief Credit Officer of AGL, Chief Operating Officer and Chief Underwriting Officer of AG Re, Chief Risk Officer of AG, and Senior Managing Director, Head of Mortgage and Asset-backed Securities of AG. Prior to joining Assured Guaranty, Mr. Donnarumma was with Financial Guaranty Insurance Company from 1989 until 1993, where his responsibilities included underwriting domestic and international financial guaranty transactions. Prior to that, he served as a Director of Credit Risk Analysis at Fannie Mae from 1987 until 1989. Mr. Donnarumma was also an analyst with Moody's Investors Services from 1985 until 1987.

Mr. Donnarumma's experience with credit analysis and risk management, and his position as the Chief Credit Officer of AG, provides an important perspective to the Board of Directors of AG Re.

Dominic J. Frederico — See Mr. Frederico's biography in "Election of Directors — Nominees for Director." The benefits of his experience described therein with respect to the Board of Directors of AGL also make him valuable as a director of AG Re.

Darrin G. Futter, age 50, was elected Financial Controller of AG Re and AGRO in 2007, prior to which he worked for Deloitte Ltd. in the Bermuda office and worked as a consultant to AG Re. Mr. Futter has worked in various senior audit roles with Ernst and Young LLP in the U.S. and KPMG in Zimbabwe, where he completed his Articles of Clerkship in 2000. He holds a Bachelor of Accounting Science (Hon.) degree from the University of South Africa and is also a Chartered Accountant and a member of the Institute of Chartered Accountants of Zimbabwe.

Mr. Futter's extensive audit experience provides an important perspective to the Board of Directors of AG Re.

Jorge A. Gana, age 54, has been Chief Risk Officer of AGL and Chair of the U.S. Risk Management and the Portfolio Risk Management Committees since 2023. Mr. Gana also maintains primary responsibility for the environmental aspect of Assured Guaranty's ESG efforts. Prior to that, Mr. Gana served as Deputy Chief Risk Officer of AGM and AG. Mr. Gana joined Assured Guaranty in 2005 as a Director in Structured Finance. Over the years, Mr. Gana has held a number of positions at Assured Guaranty, including Managing Director, Structured Finance at AG, Senior Managing Director of Workouts and Government & Corporate Affairs at AGM and AG, and chair of AGM's and AG's Workout Committees. Mr. Gana continues to serve as a voting member of AG's Credit and Workout Committees. Prior to joining Assured Guaranty, Mr. Gana served as a Director of Global Commercial Asset Securitization for XLCA (now Syncora). Prior to XLCA, Mr. Gana worked at Natexis Banques Populaires (now Natixis) and at Banco Santander in global capacities dealing with credit and risk, managing investment portfolios, originating complex transactions, and issuing repackaged debt. Mr. Gana also worked for the Chile Economic Development Agency, New York Office, and as Editor of the Chile Economic Report until 1996.

Mr. Gana's experience in risk management, credit analysis and workouts and his position as Chief Risk Officer of AGL provides an important perspective to the Board of Directors of AG Re.

Holly L. Horn, age 64, has been Chief Surveillance Officer of of AGL and AG since 2022. Prior to that, Ms. Horn served as AGM's and AG's Chief Surveillance Officer, Public Finance, where she was responsible for ongoing surveillance, monitoring and loss mitigation of municipal risks insured by Assured Guaranty across all sectors of the municipal market. She joined AGM in 2003 as a director in the healthcare underwriting group, where she was responsible for analyzing and recommending the insurability of health care credits. She also served as a director in AGM's healthcare surveillance group. Ms. Horn began her public finance career at Inova Health System, a nationally ranked integrated health care delivery system and subsequently served as a senior manager for the national healthcare strategy practice at Ernst & Young.

Ms. Horn's surveillance expertise and her position as the Chief Surveillance Officer of AGL and AG enhance the deliberations of the Board of Directors of AG Re.

Benjamin G. Rosenblum, age 51, has been Chief Financial Officer of AGL since January 1, 2024. Prior to that, Mr. Rosenblum was Chief Actuary of AGL from 2021 through December 2023, and also Chief Actuary of AG from 2010 through October 2024. He joined Assured Guaranty in 2004, responsible for the loss reserve function at AG Re and AGRO, later assuming the same responsibilities at Assured Guaranty UK Limited and at Assured Guaranty (Europe) SA. He became a Senior Managing Director in 2015, and has been in charge of accounting and financial reporting since 2019.

Mr. Rosenblum's actuarial and accounting expertise and his position as the Chief Financial Officer of AGL provides an important perspective to the Board of Directors of AG Re.

Walter A. Scott, age 87, was the Chair of the AGL Board of Directors from May 2005 until his retirement in May 2013, and a director of AGL from 2004 through 2013. Mr. Scott was Chair, President and Chief Executive Officer of ACE from 1991 until his retirement in 1994, and President and Chief Executive Officer of ACE from 1989 to 1991. Subsequent to his retirement he served as a consultant to ACE until 1996. Mr. Scott was a director of ACE from 1989 through May 2005. Prior to joining ACE, Mr. Scott was President and Chief Executive Officer of Primerica's financial services operations. Mr. Scott currently serves as the Chair of the Board of Wachusett Brewing Company, Inc. and was also the Chair of Vermont Hard Cider Company, LLC from 2003 until 2012, when that company was sold. Mr. Scott is an Emeritus Trustee of Lafayette College and a founding trustee of the Bermuda Foundation for Insurance Studies.

Mr. Scott's tenure on the AGL Board of Directors and lengthy experience at senior levels in the financial services industry allow him to provide valuable perspective to the Board of Directors of AG Re.

PROPOSAL 4.2 — APPOINTMENT OF AG RE AUDITOR

We propose that AGL be directed to appoint PwC as the independent auditor of AG Re for the fiscal year ending December 31, 2025, subject to PwC being appointed as our Company's independent auditor. We expect representatives of PwC to be present at AGL's Annual General Meeting with an opportunity to make a statement if they wish and to be available to respond to appropriate questions. Proposal 4.2 is Item 4B on the proxy card.

The following table presents fees for professional audit services rendered by PwC for the audit of AG Re's financial statements for 2024 and 2023.

	2024	2023
Audit fees	$100,000	$95,400
Audit — related fees	—	—
Tax fees	—	—
All other fees	—	—

The above audit fees are also included in the audit fees shown in "Proposal No. 3: Appointment of Independent Auditor."

Other Matters. The Board of Directors of AGL does not know of any matter to be brought before the annual general meeting of AG Re that we have not described in this proxy statement. If any other matter lawfully comes before the annual general meeting of AG Re, AGL's representative or proxy will vote in accordance with their judgment on such matter.

 **Our Board of Directors recommends that you direct AGL to vote "FOR" each of the proposals concerning AGL's subsidiary, AG Re.**

SHAREHOLDER PROPOSALS FOR 2026 ANNUAL GENERAL MEETING

HOW DO I SUBMIT A PROPOSAL FOR INCLUSION IN NEXT YEAR'S PROXY MATERIAL?

If you wish to submit a proposal to be considered for inclusion in the proxy material for the next Annual General Meeting, please send it to the Secretary, Assured Guaranty Ltd., 30 Woodbourne Avenue, 5th floor, Hamilton HM 08, Bermuda. Proposals must be received no later than 5 p.m. Atlantic time on November 19, 2025, and they must otherwise comply with the requirements of the SEC to be eligible for inclusion in AGL's 2026 Annual General Meeting proxy statement and form of proxy.

HOW DO I SUBMIT A PROPOSAL OR MAKE A NOMINATION AT AN ANNUAL GENERAL MEETING?

Our Bye-Laws provide that if a shareholder desires to submit a proposal for consideration at an Annual General Meeting, or to nominate persons for election as directors, the shareholder must provide written notice of an intent to make such a proposal or nomination which the Secretary of the Company must receive at our principal executive offices no later than 90 days prior to the anniversary date of the immediately preceding Annual General Meeting. With respect to the 2026 Annual General Meeting, such written notice must be received on or prior to February 1, 2026. The notice must meet the requirements set forth in our Bye-Laws. Under the circumstances described in, and upon compliance with, Rule 14a-4(c) under the Exchange Act, management proxies would be allowed to use their discretionary voting authority to vote on any proposal with respect to which the foregoing requirements have been met.

In addition, shareholders who intend to nominate an individual for election to the Board and solicit proxies in support of such nominee at the 2026 Annual General Meeting must also provide the notice and additional information required by SEC Rule 14a-19 to the Secretary of the Company at the above address not later than March 3, 2026 (or if the date of the 2026 Annual General Meeting is held on a date that is more than 30 calendar days from the one year anniversary of this year's Annual General Meeting, such notice must be received at the above address not later than 60 calendar days prior to such meeting date or the 10th calendar day following the day on which public announcement of such meeting date is first made). The notice and information required by Rule 14a-19 are in addition to the advance notice requirements under our Company's Bye-Laws, described above, and do not extend any such deadline set forth under the Bye-Laws.

INFORMATION ABOUT THE ANNUAL GENERAL MEETING AND VOTING

WHY DID I RECEIVE A NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS IN THE MAIL INSTEAD OF A FULL SET OF PROXY MATERIALS

In accordance with the rules of the SEC, instead of mailing a printed copy of the proxy statement, annual report and other materials (which we refer to as proxy materials) for our Annual General Meeting, we are furnishing proxy materials to shareholders on the Internet by providing a Notice Regarding the Availability of Proxy Materials (which we refer to as a Notice) to inform shareholders when the materials are available on the Internet.

If you receive the Notice by mail, you will not receive a printed copy of the proxy materials unless you specifically request one. Instead, the Notice instructs you on how you may access and review all of our proxy materials, as well as how to submit your proxy, over the Internet.

We will first make available the proxy statement, form of proxy card and 2024 annual report to shareholders at *www.assuredguaranty.com/annualmeeting*. The proxy materials will also be available at *www.proxyvote.com* on or about March 19, 2025 to all shareholders entitled to vote at the Annual General Meeting. You may also request prior to April 18, 2025 a printed copy of the proxy solicitation materials by any of the following methods: via Internet at www.proxyvote.com; by telephone at 1-800-579-1639; or by sending an e-mail to *sendmaterial@proxyvote.com*. Our 2024 annual report to shareholders will be made available at the same time and by the same methods. If requesting materials by e-mail, please send a blank e-mail with the information that is printed in your Notice in the box marked by the arrow in the subject line.



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We elected to use electronic notice and access for our proxy materials because we believe it will reduce our printing and mailing costs related to our Annual General Meeting and because it is an environmentally friendly practice.

WHY HAS THIS PROXY STATEMENT BEEN MADE AVAILABLE?

Our Board of Directors is soliciting proxies for use at our Annual General Meeting to be held on May 2, 2025, and any adjournments or postponements of the meeting. The meeting will be held at 9:30 a.m. London time at 6 Bevis Marks, London, EC3A 7BA, United Kingdom. In the event we postpone or change the date, time or location of our Annual General Meeting, we will post the revised meeting information on our website at *www.assuredguaranty.com/annualmeeting* as soon as possible after changing the date, time and location for the postponed meeting. We will also promptly issue a press release that we will make available on our website at *www.assuredguaranty.com/annualmeeting* and file with the SEC as definitive additional proxy material. Therefore, prior to and on the date of the Annual General Meeting, please visit our website or the SEC's website *(www.sec.gov)* to determine if there has been any changes to the date, time or location of our Annual General Meeting. If you wish to receive a physical copy of any such press release, please contact our Secretary at generalcounsel@agltd.com or (441) 279-5725.

This proxy statement summarizes the information you need to vote at the Annual General Meeting. You do not need to attend the Annual General Meeting to vote your shares.

WHAT PROPOSALS WILL BE VOTED ON AT THE ANNUAL GENERAL MEETING?

The following proposals are scheduled to be voted on at the Annual General Meeting:

- The election of AGL's directors
- An advisory vote to approve the compensation paid to AGL's named executive officers
- The appointment of PwC as AGL's independent auditor for 2025 and the authorization of AGL's Board of Directors, acting through its Audit Committee, to set the fees for the independent auditor
- The direction of AGL to vote for the election of the directors and the appointment of the independent auditor of AGL's subsidiary, AG Re

Our Board of Directors recommends that you vote your shares "FOR" each of the nominees and each of the foregoing proposals.

ARE PROXY MATERIALS AVAILABLE ON THE INTERNET?

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting to be Held on Friday, May 2, 2025

Yes. Our proxy statement for the 2025 Annual General Meeting, form of proxy card and 2024 annual report to shareholders are available at *www.assuredguaranty.com/annualmeeting*. The proxy materials will also be available at *www.proxyvote.com* on or about March 19, 2025, to all shareholders entitled to vote at the Annual General Meeting.

You can obtain directions to attend the 2025 Annual General Meeting by contacting Virginia Reynolds at + 44 020 7562 1920 or at vreynolds@agltd.com.

WHO IS ENTITLED TO VOTE?

March 7, 2025 is the record date for the Annual General Meeting. If you owned our Common Shares at the close of business on March 7, 2025, you are entitled to vote. On that date, 49,938,797 of our Common Shares were outstanding and entitled to vote at the Annual General Meeting, including 21,413 unvested restricted Common Shares. Our Common Shares are our only class of voting stock. On March 7, 2025, the closing price of our Common Shares on the NYSE, was $85.26.

HOW MANY VOTES DO I HAVE?

You have one vote for each of our Common Shares that you owned at the close of business on March 7, 2025.

However, if your shares are considered "controlled shares," which our Bye-Laws define generally to include all of our Common Shares directly, indirectly or constructively owned by any person or group of persons, or owned by any "United States person," as defined in the Internal Revenue Code, and such shares constitute 9.5% or more of our issued Common Shares, the voting rights with respect to your controlled shares will be limited, in the aggregate, to a voting power of approximately 9.5%, pursuant to a formula specified in our Bye-Laws.

The Notice indicates the number of Common Shares you are entitled to vote, without giving effect to the controlled share rule described above.

WHAT IS THE DIFFERENCE BETWEEN HOLDING SHARES AS A SHAREHOLDER OF RECORD AND AS A BENEFICIAL OWNER?

While some of our shareholders are shareholders of record, many are beneficial owners who hold their shares through a stockbroker, bank or other nominee. As summarized below, there are some differences between shares held of record and those owned beneficially.

- **Shareholder of Record.** If your shares are held directly, or if your shares are registered directly in your name with our transfer agent, Computershare, because you participate in the Assured Guaranty Employee Stock Purchase Plan, you are the shareholder of record of those shares, and these proxy materials are being sent to you directly. As the shareholder of record, you have the right to grant your voting proxy directly to AGL or to vote in person at the Annual General Meeting. You may vote by telephone or via the Internet as described below under the heading "Information About the Annual General Meeting and Voting — May I Vote by Telephone or via the Internet?" or you may request a paper copy of the proxy materials and vote your proxy card by mail.

- **Beneficial Owner.** If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in "street name" and our proxy materials are being forwarded to you by your broker, bank or other nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote your shares and are also invited to attend the Annual General Meeting. However, since you are not the shareholder of record, you may only vote these shares in person at the Annual General Meeting if you follow the instructions described below under the heading "How do I Vote in Person at the Annual General Meeting?" Your broker, bank or other nominee has provided a voting instruction form for you to use in directing your broker, bank or other nominee as to how to vote your shares. You may also vote by telephone or on the Internet as described below under the heading "May I Vote by Telephone or via the Internet?"

HOW DO I VOTE BY PROXY IF I AM A SHAREHOLDER OF RECORD?

If you are a shareholder of record and you properly submit your proxy card (by telephone, via the Internet or by mail) so that it is received by us in time to vote, your "proxy" (one of the individuals named on your proxy card) will vote your shares as you have directed. If you sign the proxy card (including electronic signatures in the case of Internet or telephonic voting) but do not make specific choices, your proxy will vote your shares as recommended by our Board of Directors (also referred to as our Board or the Board):

- FOR each nominee for election of directors

- FOR approval, on an advisory basis, of the compensation paid to our named executive officers

- FOR the appointment of PwC as our independent auditor for 2025 and the authorization of our Board of Directors, acting through its Audit Committee, to set the fees for the independent auditor

- FOR directing AGL to vote for each nominee for election of directors and the appointment of the independent auditor of AGL's subsidiary, AG Re

If any other matter is presented, your proxy will vote in accordance with the best judgment of the individuals named on the proxy card. As of the date of filing this proxy statement, we knew of no matters that needed to be acted on at the Annual General Meeting other than those discussed in this proxy statement.

HOW DO I GIVE VOTING INSTRUCTIONS IF I AM A BENEFICIAL OWNER?

If you are a beneficial owner of shares, your broker, bank or other nominee will ask you how you want your shares to be voted. If you give the broker, bank or other nominee instructions, the broker, bank or other nominee will vote your shares as you direct. If your broker, bank or other nominee does not receive instructions from you about how your shares are to be voted, one of two things can happen, depending on the type of proposal. According to rules of the NYSE:

- Brokers, banks and other nominees have discretionary power to vote your shares with respect to "routine" matters

- Brokers, banks and other nominees do not have discretionary power to vote your shares on "non-routine" matters (such as the elections of directors or the advisory vote on executive compensation) unless they have received instructions from the beneficial owner of the shares

It is therefore important that you provide instructions to your broker, bank or other nominee if your shares are held by a broker, bank or other nominee so that your shares can be voted with respect to directors and executive compensation, and any other matters treated as non-routine by the NYSE.

MAY I VOTE BY TELEPHONE OR VIA THE INTERNET?

Yes. If you are a shareholder of record, you have a choice of voting over the Internet, voting by telephone using a toll-free telephone number or voting by requesting and completing a proxy card and mailing it in the return envelope provided. We encourage you to vote by telephone or over the Internet because your vote is then tabulated faster than if you mailed it. There are separate telephone and Internet arrangements depending on whether you are a shareholder of record (that is, if you hold your stock in your own name), or whether you are a beneficial owner and hold your shares in "street name" (that is, if your stock is held in the name of your broker, bank or other nominee).

- If you are a shareholder of record, you may vote by telephone using the telephone number on the proxy card, or electronically through the Internet, by following the instructions provided on the Notice

- If you are a beneficial owner and hold your shares in "street name," you may need to contact your broker, bank or other nominee to determine whether you will be able to vote by telephone or electronically through the Internet

The telephone and Internet voting procedures are designed to authenticate shareholders' identities, to allow shareholders to give their voting instructions and to confirm that shareholders' instructions have been recorded properly. If you vote via telephone or the Internet, you may incur costs, such as usage charges from Internet access providers and telephone companies. You will be responsible for those costs.

Whether or not you plan to attend the Annual General Meeting, we urge you to vote. Voting by telephone or over the Internet or by returning your proxy card by mail will not affect your right to attend the Annual General Meeting and vote. In order to assure that your votes, as a registered shareholder who holds our shares directly, are tabulated in time to be voted at the Annual General Meeting, you must complete your voting over the Internet or by telephone or submit your proxy card so that it is received by 12:00 Noon Eastern Daylight Time on May 1, 2025. In order to assure that your votes, as a beneficial owner, are tabulated in time to be voted at the Annual General Meeting, you must submit your voting instructions so that your broker will be able to vote by 11:59 p.m. Eastern Daylight Time on April 30, 2025. In order to assure that your votes, as an employee shareholder who participates in the Assured Guaranty Ltd. Employee Stock Purchase Plan, are tabulated in time to be voted at the Annual General Meeting, you must complete your voting over the Internet or by telephone or submit your proxy card so that it is received by 11:59 p.m. Eastern Daylight Time on April 29, 2025.

MAY I REVOKE MY PROXY?

Yes. If you change your mind after you vote, you may revoke your proxy by following any of the procedures described below. If you are a shareholder of record, to revoke your proxy:

- Send in another signed proxy with a later date or resubmit your vote by telephone or the Internet,

- Send a letter revoking your proxy to our Secretary at our principal executive offices, Assured Guaranty Ltd., 30 Woodbourne Avenue, 5th floor, Hamilton HM 08, Bermuda, or

- Attend the Annual General Meeting and vote in person.

Beneficial owners who wish to change the votes submitted on their voting instruction cards should contact their respective broker, bank or other nominee to determine how and when changes must be submitted so that the nominee can revoke and change their votes on their behalf.

If you wish to revoke your proxy or make changes to your voting instruction card, as applicable, you must do so in sufficient time to permit the necessary examination and tabulation of the subsequent proxy or revocation before the vote is taken.

HOW DO I VOTE IN PERSON AT THE ANNUAL GENERAL MEETING?

You may vote shares held directly in your name as the shareholder of record in person at the Annual General Meeting. If you choose to vote your shares in person at the Annual General Meeting, please bring the Notice Regarding the Availability of Proxy Materials containing your control number or proof of identification. Shares held in "street name" through your broker, bank or other nominee may be voted in person by you only if you obtain a signed proxy from the shareholder of record giving you the right to vote the shares. You must bring such signed proxy to the Annual General Meeting, along with an account statement or letter from the broker, bank or other nominee indicating that you are the beneficial owner of the shares and that you were the beneficial owner of the shares on March 7, 2025.

Even if you plan to attend the Annual General Meeting, we recommend that you vote your shares in advance as described above so that your vote will be counted if you later decide not to attend the Annual General Meeting. However, while proxy voting is subject to the time deadlines described above, shareholders attending the meeting in person may vote during the Annual General Meeting as long as they satisfy the requirements described in this section.

WHAT VOTES NEED TO BE PRESENT TO HOLD THE ANNUAL GENERAL MEETING?

To have a quorum for our Annual General Meeting, two or more persons must be present, in person or by proxy, representing more than 50% of the Common Shares that were outstanding on March 7, 2025.

WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL?

The affirmative vote of a majority of the votes cast on such proposal at the Annual General Meeting is required for each of:

- The election of each nominee for director

- The appointment of PwC as our independent auditor for 2025 and the authorization of our Board of Directors, acting through its Audit Committee, to set the fees for the independent auditor

- Directing AGL to vote for the election of directors and the appointment of the independent auditor of AGL's subsidiary, AG Re

The vote on the compensation paid to our named executive officers is advisory in nature so there is no specified requirement for approval. However, our Board of Directors and our Compensation Committee value the opinions of our shareholders and will review the voting results carefully. To the extent there is any significant vote against the named executive officers' compensation as disclosed in this proxy statement, we will consider our shareholders' concerns and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

HOW ARE VOTES COUNTED?

Your vote may be cast "FOR" or "AGAINST", or you may "ABSTAIN", with respect to each of the nominees for AGL director, with respect to directing AGL to vote for each of the nominees for director of its subsidiary AG Re, and with respect to each of the other proposals on the agenda.

If you sign (including electronic signatures in the case of Internet or telephonic voting) your proxy card with no further instructions, your shares will be voted in accordance with the recommendations of our Board. If you sign (including electronic signatures in the case of Internet or telephonic voting) your broker, bank or other nominee voting instruction card with no further instructions, your shares will be voted in the broker's, bank's or nominee's discretion with respect to routine matters but will not be voted with respect to non-routine matters. As described in "How do I Give Voting Instructions if I am a Beneficial Owner?", elections of directors and the advisory vote on executive compensation are considered non-routine matters. We will appoint one or more inspectors of election to count votes cast in person or by proxy.

WHAT IS THE EFFECT OF BROKER NON-VOTES AND ABSTENTIONS?

A broker "non-vote" occurs when a broker, bank or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the broker, bank or other nominee does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.

Common Shares that are beneficially owned and are voted by the beneficiary through a broker, bank or other nominee will be counted towards the presence of a quorum, even if there are broker non-votes with respect to some proposals, as long as the broker, bank or nominee votes on at least one proposal. Common Shares owned by shareholders electing to abstain from voting with respect to any proposal also will be counted towards the presence of a quorum.

Although broker non-votes will be counted towards the presence of a quorum, broker non-votes will not be included in the tabulation of the shares voting with respect to elections of directors or other matters to be voted upon at the Annual General Meeting. Therefore, "broker non-votes" will have no direct effect on the outcome of any proposal to be voted upon at the Annual General Meeting.

While abstentions will be counted towards the presence of a quorum, abstentions will not be included in the tabulation of the shares voting with respect to elections of directors or other matters to be voted upon at the Annual General Meeting. Therefore, abstentions will have no direct effect on the outcome of any proposal to be voted upon at the Annual General Meeting.

WHAT ARE THE COSTS OF SOLICITING THESE PROXIES AND WHO WILL PAY THEM?

We will pay all the costs of soliciting these proxies. Our directors and employees may also solicit proxies by telephone, by e-mail or other electronic means of communication, or in person. We will reimburse banks, brokers, nominees and other fiduciaries for the expenses they incur in forwarding the proxy materials to you. Alliance Advisors, 200 Broadacres Drive, Bloomfield, New Jersey 07003, is assisting us with the solicitation of proxies for a fee of $19,000 plus out-of-pocket expenses.

WHERE CAN I FIND THE VOTING RESULTS?

We will publish the voting results in a Form 8-K that we will file with the SEC by May 8, 2025. You will also be able to find this Form 8-K on our website at *www.assuredguaranty.com/sec-filings* by May 8, 2025.

DO DIRECTORS ATTEND THE ANNUAL GENERAL MEETING?

Our Corporate Governance Guidelines provide that directors are expected to attend our Annual General Meeting and any special meeting of shareholders we call to consider extraordinary business transactions, unless they are unable to do so as a result of special circumstances. All but one of our directors then in office attended the Annual General Meeting that was held on May 2, 2024.

CAN A SHAREHOLDER, EMPLOYEE OR OTHER INTERESTED PARTY COMMUNICATE DIRECTLY WITH OUR BOARD? IF SO, HOW?

Our Board provides a process for shareholders, employees or other interested parties to send communications to our Board.

- Shareholders, employees or other interested parties wanting to contact our Board concerning accounting or auditing matters may send an e-mail to the Chair of the Audit Committee at chmaudit@agltd.com

- Shareholders, employees or other interested parties wanting to contact our Board, the independent directors, the Chair of our Board, the chair of any Board committee or any other director, as to other matters may send an e-mail to corpsecy@agltd.com. The Secretary has access to both of these e-mail addresses

- Shareholders, employees or other interested parties may send written communications to our Board c/o Secretary, 30 Woodbourne Avenue, 5th floor, Hamilton HM 08, Bermuda. Mail to Bermuda is not as prompt as e-mail

Communication with our Board may be anonymous. The Secretary will forward all communications to our Board to the Chair of our Audit Committee or the Chair of our Nominating and Governance Committee, who will determine when it is appropriate to distribute such communications to other members of our Board or to management.

WHOM SHOULD I CALL IF I HAVE ANY QUESTIONS?

If you have any questions about the Annual General Meeting or voting, please contact Ling Chow, our Secretary, at (441) 279-5725 or at generalcounsel@agltd.com. If you have any questions about your ownership of our Common Shares, please contact Robert Tucker, our Senior Managing Director, Investor Relations and Corporate Communications, at (212) 339-0861 or at rtucker@agltd.com.

HOW DOES "HOUSEHOLDING" WORK?

Please note we may deliver a single copy of the Notice and, if applicable, a single set of our 2024 annual report to shareholders and our proxy statement, to households at which two or more shareholders reside, unless an affected shareholder has provided contrary instructions. Individual proxy cards or voting instruction forms (or electronic voting facilities), as applicable, will, however, continue to be provided for each shareholder account. This procedure, referred to as "householding," reduces the volume of duplicate information received by shareholders, as well as our expenses, and is an environmentally friendly practice. Upon written or oral request, we will promptly deliver, or arrange for delivery, of a separate copy of the Notice and, if applicable, a separate set of our annual report and other proxy materials to any shareholder at a shared address to which a single copy of any of those documents was delivered. To receive a separate copy of the Notice and, if applicable, a separate set of our annual report and proxy materials, you may write or call Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, New York 11717, Attention: Householding Department, telephone (866) 540-7095. Shareholders currently sharing an address with another shareholder who wish to have only one copy of our Notice or annual report and other proxy materials delivered to the household in the future should also contact Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, New York 11717, Attention: Householding Department, telephone (866) 540-7095.

OTHER MATTERS

The Board of Directors of AGL does not know of any matters which may be presented at the Annual General Meeting other than those specifically set forth in the Notice of Annual General Meeting. If any other matters lawfully come before the meeting or any adjournment thereof, the persons named in the accompanying form of proxy and acting thereunder will vote in accordance with their best judgment with respect to such matters.

By Order of the Board of Directors,

Ling Chow
Secretary

Assured Guaranty Ltd.
30 Woodbourne Ave
Hamilton HM 08
Bermuda

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

V61804-P22761

PROXY
THIS PROXY IS SOLICITED ON BEHALF OF THE DIRECTORS OF ASSURED GUARANTY LTD.

The undersigned hereby appoints Dominic J. Frederico, Robert A. Bailenson, Benjamin G. Rosenblum and Ling Chow, and each of them, with power to act without the other and with power of substitution, as proxies and attorneys-in-fact and hereby authorizes them to represent and vote, as provided on the other side, all the common shares of Assured Guaranty Ltd. which the undersigned is entitled to vote and, in their discretion, to vote upon such other business as may properly come before the Annual General Meeting of shareholders of the Company to be held May 2, 2025 at 9:30 a.m. London time or any adjournment thereof, with all powers which the undersigned would possess if present at the meeting.

THIS PROXY CARD, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS MADE BUT THE CARD IS SIGNED, THIS PROXY CARD WILL BE VOTED FOR THE ELECTION OF ALL NOMINEES UNDER PROPOSALS 1 AND 4A AND FOR PROPOSALS 2, 3 AND 4B, AND IN THE DISCRETION OF THE PROXIES WITH RESPECT TO SUCH OTHER BUSINESS AS MAY LAWFULLY COME BEFORE THE MEETING.

Continued and to be signed on reverse side



ASSURED GUARANTY LTD.
30 WOODBOURNE AVENUE
HAMILTON, HM 08 BERMUDA

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 12:00 Noon Eastern Daylight Time on May 1, 2025 for shares held directly and by 11:59 p.m. Eastern Daylight Time on April 29, 2025 for shares held in the Assured Guaranty Ltd. Employee Stock Purchase Plan. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 12:00 Noon Eastern Daylight Time on May 1, 2025 for shares held directly and by 11:59 p.m. Eastern Daylight Time on April 29, 2025 for shares held in the Assured Guaranty Ltd. Employee Stock Purchase Plan. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V61803-P22761

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

ASSURED GUARANTY LTD.

The Board of Directors recommends you vote FOR each of the following nominees:

1. Election of the following persons as Directors of Assured Guaranty Ltd. (the "Company") for a term expiring at the 2026 Annual General Meeting:

Nominees:	For	Against	Abstain
1a. Mark C. Batten	☐	☐	☐
1b. Francisco L. Borges	☐	☐	☐
1c. Dominic J. Frederico	☐	☐	☐
1d. Bonnie L. Howard	☐	☐	☐
1e. Thomas W. Jones	☐	☐	☐
1f. Alan J. Kreczko	☐	☐	☐
1g. Yukiko Omura	☐	☐	☐
1h. Lorin P.T. Radtke	☐	☐	☐
1i. Courtney C. Shea	☐	☐	☐
1j. Antonio Ursano, Jr.	☐	☐	☐

The Board of Directors recommends you vote FOR the following proposals:	For	Against	Abstain
2. Advisory vote on the compensation paid to the Company's named executive officers	☐	☐	☐
3. Appointment of PricewaterhouseCoopers LLP as the independent auditor of the Company for the fiscal year ending December 31, 2025 and authorization of the Board of Directors, acting through its Audit Committee, to set the fees for the independent auditor of the Company	☐	☐	☐

4. Authorization of the Company to vote its shares in its subsidiary Assured Guaranty Re Ltd. to:

4A. Elect the following individuals as directors of Assured Guaranty Re Ltd. for a term expiring on the date of the 2026 Annual General Meeting of Assured Guaranty Re Ltd. shareholders:

Nominees:	For	Against	Abstain
4aa Robert A. Bailenson	☐	☐	☐
4ab Gary F. Burnet	☐	☐	☐
4ac Ling Chow	☐	☐	☐
4ad Stephen Donnarumma	☐	☐	☐
4ae Dominic J. Frederico	☐	☐	☐
4af Darrin G. Futter	☐	☐	☐
4ag Jorge A. Gana	☐	☐	☐
4ah Holly L. Horn	☐	☐	☐
4ai Benjamin G. Rosenblum	☐	☐	☐
4aj Walter A. Scott	☐	☐	☐
4B. Appoint PricewaterhouseCoopers LLP as the independent auditor of Assured Guaranty Re Ltd. for the fiscal year ending December 31, 2025	☐	☐	☐

NOTE: Such other business as may lawfully come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date